FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Companhia Brasileira de Distribuição
CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56
NIRE (State Registry) No. 35.300.089.901

Management's Proposal and User Guide to Attend the Annual and Extraordinary Meeting to be held on April 28, 2025.

Sao Paulo, March 28, 2025.

1. INTRODUCTION

Dear shareholders,

The management of Companhia Brasileira de Distribuição (hereinafter, the "Company", or "CBD") submits below information on the matters to be resolved as per the Management's proposal at the Annual and Extraordinary General Meeting of the Company (the "Meeting", or "AEGM") to be held by videoconference **only, including for voting purposes, on April 28, 2025**, at **11:00** a.m., pursuant to the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, as amended ("CVM Resolution 81"), as well as the clarifications needed for shareholder participation.

The agenda for the Annual Shareholders' Meeting includes the resolution of the following matters:

I. Review of the management accounts and examination, discussion, and voting of the Company's Financial Statements, accompanied by the Management Report and the opinions issued by the Independent Auditors and the Audit Committee for the fiscal year ended on December 31, 2024;

II. Determine the Company's Management members' total annual compensation.

Resolution of the following matters on the agenda will take place at the Extraordinary General Meeting of Shareholders:

I. Ratification of the appointment and retention of the specialized company responsible for preparing the appraisal report, at book value, of the shareholders' equity of GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. ("GPA Malls");

II. Approval of the appraisal report of GPA Malls' shareholders' equity; and

III. Approval of the purchase of GPA Malls by the Company and merger of it into the Company ("Merger"), under the terms and conditions of the Merger Protocol with Justification entered into by the companies' corresponding managements.

IV. Amendment of article 4 to the Company's Bylaws and their restatement.

The Company prepared this Management's Proposal and the User Guide to Attend such Meetings (the "Proposal") in compliance with good corporate governance and transparency practices. The aim is to provide clear guidance to all Shareholders on the matters to be addressed. Moreover, the Company's Investor Relations Board of Executive Officers is made available for them to answer any further questions. The Management's proposal regarding the topics in the Meeting agenda, as well as the information about each of the topics, are detailed in section 3 of this Proposal.

The Management informs that the documents related to the matters to be resolved accompany this Proposal and were submitted to CVM (the Brazilian Securities and Exchange), which are available to you on the Company's Investor Relations *website* (www.gpari.com.br) and on the *websites* of CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

Sao Paulo, March 28, 2025.

The Management
Companhia Brasileira de Distribuição

2. REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Pursuant to the guidelines below, the Company will allow shareholders to attend meetings through: **(i)** electronic system for virtual participation; or **(ii)** sending a distance voting ballot, being disclosed one ballot for voting on the matters to be resolved at the Annual General Meeting and another for voting on the matters to be resolved at the Extraordinary General Meeting (together, "Distance Voting Ballots"), which are available on the Company's Investor Relations website (www.gpari.com.br) and on the websites of CVM (www.gov.br/cvm) and B3 (www.b3.com.br), and may be sent through **(i)** their respective custodians (if they provide this type of service); **(ii)** Itaú Corretora de Valores S.A., the Company's bookkeeping agent ("Bookkeeping Agent"); **(iii)** the central custodian where the Company's shares are deposited; or **(iv)** directly to the Company, through the "Ten Meetings" digital platform, through the link https://assembleia.ten.com.br/611119276, as detailed below.

Every shareholder who may use the digital platform to attend the Meeting will be officially recorded as present in the meeting minutes and acknowledged as a subscriber in the minutes and shareholders' attendance book.

2.1. Attendance at the meeting via the electronic system

The Meeting will take place via digital means only, using the digital platform called "Ten Meetings". This platform will grant access to the meeting, as well as monitor and manage the voting process on each "Agenda" section of the AEGM (the "Digital Platform"). As a result, each Shareholder who wishes to attend and exercise their voting rights at the Meeting must comply with the procedures outlined based on their type of participant.

In compliance with article 5, paragraph 4 of CVM Resolution 81, the Company clarifies that it chose to hold the Meeting exclusively via digital means in order to facilitate the participation of shareholders, regardless of their geographic location, ensuring greater convenience and accessibility. The objective of this modality is to optimize work processes, improve the efficiency of deliberations, and reduce operational costs, most notably those related to travel and the convening of face-to-face meetings.

2.1.1. Registration on the Digital Platform

Shareholders wishing to take part in the AEGM via the electronic system must access, no later than April 26, 2025, the following link: https://assembleia.ten.com.br/611119276 ("Registration Link") and register on the Digital Platform.

To register on the Digital Platform, every shareholder must access the Registration Link and **fill in the information requested by the platform for registration on the Digital Platform, according to the type of participant, namely:**

Registration of Shareholders who are Individuals

For shareholders who are individuals and wish to take part directly, the following information must be provided: **(i)** full name; **(ii)** Taxpayer Identification Number ("CPF"); **(iii)** e-mail; and **(iv)** password creation as required by the Digital Platform. After completing the fields requested by the Digital Platform, every shareholder must send a copy of his/her personal document with a photo containing his/her Tax Id (CPF) number and other applicable documents as referred to in the section 2.1.2 below.

Once the registration is completed, individual shareholders will receive an email message informing, as the case may be, whether their registration is: **(i)** pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; **(ii)** approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or **(iii)** rejected, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents so that the registration is approved.

In order to update or correct the registration, shareholders are required to access the Registration Link once again. They must then login using the user and password that was created during their initial access to the Digital Platform, and proceed to upload the newly requested documents.

After correcting/updating the registration, the Company will analyze the documentation provided and update the status of every shareholder directly on the Digital Platform.

The registration may be updated/corrected no later than April 26, 2025. **Pursuant to article 6, paragraph 3 of CVM Resolution 81, a shareholder who has not properly completed his/her registration by April 26, 2025 will not be allowed to take part in the Meeting.**

Registration of shareholders that are companies or organizations, and/or represented by an Attorney/Legal Representative

For shareholders that are companies or organizations, and shareholders of any nature who are represented by attorneys-in-fact and/or legal representatives ("Grantors"), the following information must be provided regarding their respective representatives and/or attorneys-in-fact ("Representative"): **(i)** full name; **(ii)** Tax Id. (CPF) number; **(iii)** email address; and **(iv)** password creation as required by the Digital Platform. After completing all fields requested by the Digital Platform, the Representative must send a copy of his/her personal document with a photo containing his/her Tax Id (CPF) number.

After registering, every Representative will be automatically directed to the page on which he/she must fill in the data required for each of the Grantors, as the case may be, that he/she is representing. Alternatively, if the automatic redirection does not occur, the Representative must access the Registration Link once again, login with the user and password that was created in the

first access to the Digital Platform, access the "Meeting Panel", then select the tab "Register Grantor" tab and fill in the required data for each Grantor they are representing.

Once a Grantor is registered, the general information regarding the Grantor will be displayed in the list of Grantors. The Representative must then repeat this process for each Grantor they represent.

After completing the list of Grantors, the Representative must access the "Documents" tab and click on "Add File". In this field, the Representative shall provide the documents applicable to each of the Grantors represented by him/her, as applicable, pursuant to section 2.1.2 hereinbelow. Users have the flexibility to attach all documents simultaneously or one by one.

Once the upload of all documents is completed, the Representative will receive an email message informing, as the case may be, whether the registration of their Grantors is: **(i)** pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; **(ii)** approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or **(iii)** disapproved, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents so that the registration is approved.

Furthermore, the Representative has the authority to directly monitor the real-time updates regarding the "status" of each Grantor under his/her representation on the Digital Platform. In the event of any discrepancies in the registration documentation pertaining to the Grantors, such discrepancies will be stated in the list of Grantors with the status of "Failed". In order to directly access the cause of the failure on the Digital Platform, you can click on the corresponding red "letter" icon.

The screen displaying the reasons for the non-approval of Grantor registration by the Company will provide the opportunity to attach additional documents related to the corresponding Grantor. To update/correct the registration, the Representative must upload the newly requested documents.

After correcting/updating the registration, the Company will analyze the documentation provided and update the status of said Grantors directly on the Digital Platform.

The registration may be updated/corrected no later than April 26, 2025. **Pursuant to article 6, paragraph 3 of CVM Resolution 81, a shareholder who has not properly completed his/her registration by April 26, 2025 will not be allowed to take part in the Meeting.**

Alternate Representative Registration

If the Representative wants to register an alternative representative, they must access the Registration Link again, login with the user and password created in the first access to the Digital Platform, access "Meeting Panel", select the "Representatives" tab, and then click on the "Invite Representative" button. The Representative must provide the requested data and click on "Invite Representative". An alternative representative may see and send documents of the Grantors in common, however, **only the main Representative may express the votes on the day of the Meeting.**

Additional Information

The meeting will only be accessible to shareholders and their representatives who properly accredit themselves within the specified deadline and manner outlined in this Proposal. The Company emphasizes that registrations, submission of new documents, or resubmissions will not be accepted beyond the registration deadline. Therefore, the Company advises all shareholders or Representatives to allow for a three-day margin prior to the registration deadline, ensuring the submission of all required documentation. Hence, if there are any outstanding matters, shareholders or Representatives will be granted a period to rectify them before the designated deadline.

In the event that the shareholder (or their designated Representative, if applicable) who has formally requested attendance at the Meeting has not received the aforementioned instructions to access the Digital Platform **up to 24 hours of the Meeting (specifically, up to 11:00 a.m. of April 27, 2025)**, they are required to contact the Company via email at societario@multivarejogpa.com.br with a copy sent to gpa.ri@gpabr.com, in any case, up to 2 (two) hours before the time scheduled for the Meeting to begin, so that the guidelines are forwarded to them.

Support for accessing the Digital Platform will be provided by the Company, reachable at the phone number (21) 98126-5724 or through either of the email address suporte@ten.com.br no later than 2 (two) hours before the Meeting starts.

Moreover, the Company respectfully requests that shareholders log in to the Digital Platform at least 30 minutes before the Meeting is scheduled to begin. Registered shareholders are strongly encouraged to familiarize themselves with the Digital Platform beforehand to mitigate potential risks related to equipment compatibility and usage problems during the Meeting. The Management makes it clear that once the Meeting begins at the scheduled time, it will no longer be accessible through the Digital Platform.

The registered Shareholders or Representatives, as the case may be, undertake to: **(i)** use their individual invitations solely and exclusively for the remote monitoring and/or voting at the Meeting; **(ii)** not to transfer or disclose, in whole or in part, the individual invitations to any third party, whether shareholder or not, as the invitation is non-transferable; and **(iii)** not to record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or

any information shared by virtual means during the Meeting.

As per the provisions of article 6, paragraph 3 of CVM Resolution 81, shareholders (either directly or through their Representatives) who have not completed the registration process within the deadline and under the terms set forth above in the aforementioned Registration Link or failed to submit the required documents within the designated time frame will be denied to access the Digital Platform.

The Company also emphasizes that the information and guidelines to access the Digital Platform, including, without limitation, the access password, are exclusive and non-transferable, and the shareholder (or its respective Representative, as the case may be) assumes full responsibility for the possession and confidentiality of the information and guidelines sent to them by the Company under the terms of this Proposal. The shareholder or their designated Representative will bear exclusive responsibility for the accuracy and veracity of the identification information provided to the Company. They shall be held civilly and criminally liable for any personal misuse of the link, login, and password necessary to access the Meeting. Furthermore, sharing this information with third parties is strictly prohibited.

In anticipation of the access information to the Digital Platform that will be sent by email to the duly registered shareholder (or its respective Representative, as the case may be), as described above, the Company requests that access to the Digital Platform take place by videoconference (mode by which shareholders may attend the Meeting and express themselves by voice and video) in order to ensure the authenticity of the communications, unless the shareholder (or its respective Representative, as the case may be) is urged, for any reason, to turn off the video feature of the Digital Platform. It is also requested, in order to maintain the productive flow of the Meeting, that shareholders (or their respective Representatives, as the case may be) are urged to comply with any time limits that may be established by the Company for them to express opinions during the Meeting, after their request for manifestation and the opening of the audio by the Company.

Moreover, in accordance with the aforementioned information and in light of the regulations outlined in article 28, paragraph 1, II, of CVM Resolution 81, the Company will conduct a complete recording of the Meeting. The attending shareholders (or their respective Representatives, as the case may be), hereby authorize the use, by the Company, of any information contained in the recording of the Meeting for: **(i)** registration of the possibility of manifestation and visualization of the documents submitted during the Meeting; **(ii)** registration of the authenticity and security of the communications during the Meeting; **(iii)** registration of the presence and votes cast by the attending shareholders (or their respective Representatives, as the case may be); **(iv)** compliance with a legal order of competent authorities; and **(v)** defense of the Company, its managers, and contracted third parties, whether in court, through arbitration, or any other regulatory or administrative level.

To partake in the Meeting using the Digital Platform, certain technical requirements must be met:

(i) an electronic device capable of activating its camera and audio; and
(ii) a minimum internet connection speed of 1 MB (700 kbps bandwidth).

Note: for videoconferencing, it is advised to use the Google Chrome or Microsoft Edge browser, and it is recommended to have the latest version of both the browser and the operating system. Furthermore, it is advisable for shareholders to disconnect any VPN, videoconferences, or other camera and microphone platforms they may be using before accessing the Digital Platform for the Company's Meeting.

The Company cannot be held accountable for any connection problems faced by shareholders or their Representatives, as the case may be, or any other unforeseen circumstances that are beyond its control.

Attendance to the Meeting through the Digital Platform will only be granted to shareholders or their Representatives, the Company's managers, and individuals whose presence is legally required or mandated by applicable regulations.

2.1.2. **Documents required to attend the Meeting**

The following documents must be provided by the shareholders and/or their Representatives, as the case may be, through the Digital Platform at the electronic address stated hereinabove:

(a) For individuals: shareholder's identification document with photo;

(b) For companies and organizations: **(i)** the most recent restated bylaws or articles of association, in addition to the corporate documents that prove that such shareholder is duly represented pursuant to the law; and **(ii)** identification document with photo of such organizations' legal representative;

(c) For investment funds: **(i)** the most recent restated charter of such fund; **(ii)** the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund (or the corresponding class) and corporate documents proving the powers/authority of representation; and **(iii)** identification document with photo of the fund's legal representative; and

(d) if any of the shareholders referred to in sections (a) through (c) above will be represented by their Representative, in addition to the respective documents stated above, they must also provide the **(i)** power of attorney with specific powers for their representation at the Meeting; **(ii)** identification documents of the Representative to be present at the Meeting, as well as, in the case of an organization or investment fund, copies of the identification document and the minutes that elected the legal representative(s) who signed the power of attorney where the powers of representation are stated. For this Meeting, the Company will accept powers of attorney granted by shareholders through electronic means,

preferably signed using the ICP-Brazil certification or through the "Gov.br" platform.

The Company also requests that, together with the documents listed above, an updated receipt or statement containing the respective shareholding, issued by the custodian institution or by the bookkeeping agent of the Company's shares, depending on whether or not their shares are deposited in a central depositary, without prejudice, however, to the use, by the Company, of the information contained in the records held by it, pursuant to § 5 of art. 6 of CVM Resolution 81.

In order to guarantee the active participation of shareholders, the Company will dispense with the requirement of certified copies or notarization for documents issued and signed within Brazil, as well as the notarization, legalization/apostille, and registration in the Brazilian Registry of Deeds and Documents for documents signed abroad.

Furthermore, the Company shall not require certified translations of documents originally written in Portuguese, French, English, or Spanish, or those that are presented with a translation in any of these languages. Nevertheless, in all other circumstances, such translations will be obligatory.

The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizens' identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport, or officially recognized professional class identification documents (like identification documents for lawyers, engineers, physicians etc.).

2.2. **Attendance through Distance Voting Ballots**

Shareholders who are interested in exercising their voting rights through Distance Voting Ballots, pursuant to CVM Resolution 81, may do so **(a)** by sending each of the Distance Voting Ballots directly to the Company, exclusively through the Digital Platform, as set forth below; or **(ii)** by sending completion instructions; **(a)** (a) to the Bookkeeping Agent; **(b)** to their respective custodian agents (if they provide this type of service); or **(c)** to the central custodian with which the Company's shares are deposited.

In all cases, to produce their effects, Distance Voting Ballots must be received in one of the forms set forth in this Proposal, in full order, at least four (4) days before the date scheduled for the Meeting, that is, until April 24, 2025 (including this day). If the Distance Voting Ballots are received after the date pointed out above, the votes will not be counted.

Find below instructions on how to send Distance Voting Ballots using different methods:

I. Sending directly to the Company: any shareholder who exercises his voting right by sending the Distance Voting Ballots directly to the Company must:

1. Create a single registration with login and password at

https://assembleia.ten.com.br/611119276; and
3. Mark and confirm the votes on the "BVD" tab concerning each of the Distance Voting Ballots.

II. Sending through service providers: shareholders holding shares issued by the Company deposited in a central custodian may forward their voting instructions to fill in each of the Distance Voting Ballots, through **(i)** their respective custody agents, if they provide this type of service; or **(ii)** the central custodian itself. Shareholders who have not deposited their shares in a central custodian have the option to transmit their voting instructions to the Bookkeeping Agent using the available channels. The delivery of Distance Voting Ballots will be subject to the rules, guidelines, and deadlines determined by the service provider who will receive the instructions for filling in the Distance Voting Ballots. For that purpose, every shareholder should contact such service providers and verify the procedures, documents, and information provided for by them to issue voting instructions through Distance Voting Ballots.

The Distance Voting Ballots are available on the Company's Investor Relations website (www.gpari.com.br) and on the websites of CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

2.2.1. Section for establishing the Fiscal Council on the Distance Voting Ballot

The Company clarifies that the provision for establishing the Fiscal Council, which will be incorporated into the Distance Voting Ballot for the Annual General Meeting, is not the result of a Management Proposal, as it was added because of regulatory requirement.

In this sense, the Management highlights that, pursuant to its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors—consisting of independent members of the Board and external members—and that it complies with **(i)** the mandatory requirements provided for in CVM Resolution No. 23, of February 25, 2021, as in force; **(ii)** the mandatory requirements provided for in the Regulation of the B3 corporate governance listing segment known as Novo Mercado; and **(iii)** the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level I American Depositary Receipts (ADRs) quoted in the over-the-counter market, OTC Markets, in the United States of America.

The Statutory Audit Committee is vested with the same legal authority as the Fiscal Council, as dictated by the Sarbanes-Oxley Act, to adhere to all applicable criteria for NYSE-listed corporations.

3. MANAGEMENT'S PROPOSAL

The Company's Management submits to the Meeting the proposals described below:

(A) ANNUAL GENERAL MEETING

I. Review of the management accounts and examination, discussion, and voting of the Company's Financial Statements, accompanied by the Management Report and the opinions issued by the Independent Auditors and the Audit Committee for the fiscal year ended on December 31, 2024

The Management proposes that the Company's management accounts and Financial Statements be approved, accompanied by the Management Report and the opinions issued by the Independent Auditors and the Audit Committee for the fiscal year ended on December 31, 2024, which were reviewed by the Financial Committee and counted on a favorable opinion from the Company's Audit Committee. The Financial Statements were disclosed in their entirety on February 18, 2025 on the Company's Investor Relations website and on the CVM and B3 websites, and published in a summary form in the newspaper "Folha de Sao Paulo" on March 18, 2025, pursuant to Article 289 of Law 6,404, of December 15, 1976, as amended ("Law 6.404/76").

According to art. 189, sole paragraph, of Law no. 6.404/76, as well as of art. 16, item I, of Law No. 14.789/23, the net loss for the fiscal year ended December 31, 2024, in the amount of R$2,407,384,877.26 (two billion, four hundred and seven million, three hundred and eighty-four thousand, eight hundred and seventy-seven Reals and twenty-six cents), was absorbed into the Company's profit reserves, in the following proportion: (i) R$114,144,773.37 (one hundred and fourteen million, one hundred and forty-four thousand, seven hundred and seventy-three Reals and thirty-seven cents) from the Expansion Reserve; and (ii) R$2,293,240,103.89 (two billion, two hundred and ninety-three million, two hundred and forty thousand, one hundred and three Reals and eighty-nine cents) from the Subvention Reserve, to be restored as the Company ascertain profits in subsequent years, pursuant to art. 16, § 1, of Law no. 14.789/23.

Because of the calculation of net loss for the year, the information stated in Exhibit A of CVM Resolution 81 is not presented.

In compliance with the provisions of article 10, subparagraph III, of CVM Resolution 81, the information contained in section 2 of the Reference Form is submitted in **Exhibit I** to this Proposal, which reflects the Management's comments on the Company's financial condition.

II. Determine the Company's Management members' total annual compensation

The Management proposes, pursuant to **Exhibits II and III** to this Proposal, the approval of the total amount of the annual compensation for the Company's management members for the fiscal year 2025, in the amount of up to R$ 59,540,837 (fifty-nine million, five hundred and forty

thousand, eight hundred and thirty-seven Reals) (the "Total Compensation for Management Members").

The proposed compensation for the Statutory Board of Executive Officers, as outlined in **Exhibit II**, reflects an approximate 18.2% decrease, totaling R$10.8 million, versus the 2024 figure. Using a consistent comparative basis, the compensation for the Board of Directors indicates a reduction of approximately 0.6%.

(B) EXTRAORDINARY GENERAL MEETING

I. PURCHASE OF GPA MALLS AND ITS MERGER INTO THE COMPANY

According to a material fact released on this date, the management members of the Company and its wholly owned subsidiary, GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. ("GPA Malls"), entered into a Merger Protocol with Justification that governs the terms and conditions of the acquisition and merger of GPA Malls into the Company ("Merger Protocol with Justification"), to be submitted for approval by their respective meetings (the "Merger").

Such Merger Protocol with Justification is provided as **Exhibit IV** to this Proposal, and it is also available on the Company's IPE on the CVM website (www.gov.br/cvm) and on CBD's Investor Relations website (www.gpari.com.br).

As of this date, all shares representing the capital stock of GPA Malls, a limited liability company specializing in equity management, are held by CBD. GPA Malls' primary asset is its equity interest in Place 2B Serviços Imobiliários Ltda., held through direct ownership of all its capital stock.

Through the Merger, CBD will absorb the assets and liabilities that make up GPA Malls' shareholders' equity, directly exercising the activities previously performed by GPA Malls, streamlining and optimizing the Company's performance in this segment. The Company's management understands that this restructuring will provide equity, legal, and financial benefits, including **(i)** simplification and optimization of the Pão de Açúcar group's corporate structure; **(ii)** efficiency gains in managing the assets still owned by GPA Malls; and **(iii)** cost reduction in administrative areas and with the fulfillment of ancillary obligations, generating synergies.

We also emphasize that, given that CBD currently holds all shares representing GPA Malls' capital stock, the Merger's completion will not lead to **(i)** an increase in the Company's capital stock; **(ii)** the issuance of new shares of CBD; or **(iii)** any change in the Company's shareholding composition, with no share replacement relationship in the Merger, nor dilution of its shareholders.

Consequently, the Merger's effect on the Company's balance sheet is a replacement of the Company's interests in GPA Malls with the assets and liabilities of GPA Malls' shareholders equity, at the corresponding book value; then, GPA Malls will cease to exist.

Exhibit V to this Proposal contains the information regarding the Merger as required by art. 22 of CVM Resolution No. 81.

Pursuant to articles 224 to 227 of Law no. 6.404/76, the Meeting will resolve on the following topics related to the Merger:

a) Ratification of the appointment and retention of the specialized company responsible for preparing the appraisal report, at book value, of GPA Malls' shareholders' equity;

Pursuant to the Merger Protocol with Justification, the firm Magalhães Andrade S/S Auditores Independentes was retained to prepare, based on the book value criterion, the appraisal report of GPA Malls' shareholders' equity to be purchased by and merged into the Company, subject to ratification by the Company's general meeting, pursuant to art. 227 of Law No. 6,404/76 which is hereby proposed.

Exhibit VI to this Proposal provides the information required by art. 25 of CVM Resolution 81.

b) Approval of the appraisal report of GPA Malls' shareholders' equity;

Magalhães Andrade S/S Auditores Independentes appraised the shareholders' equity of GPA Malls, which will be merged into the Company's equity, at R$39,714,942.46 (thirty-nine million, seven hundred and fourteen thousand, nine hundred and forty-two Reals and forty-six cents), based on the book value criterion on the base date of December 31, 2024 (the "Base Date").

Any changes in GPA Malls' shareholders' equity in the period between the Base Date and the date of approval of its acquisition by and merger into CBD will be recorded into GPA Malls and absorbed by the Company on the date the Merger is made effective.

The Appraisal Report is available as an exhibit to the Merger Protocol with Justification (provided in **Exhibit IV** of this Proposal), as well as in the company's IPE on the CVM website (www.gov.br/cvm) and on CBD's Investor Relations website (www.gpari.com.br).

c) Approval of the merger of GPA Malls into the Company, under the terms of the Merger Protocol with Justification entered into by both managements of the corresponding companies

Following the ratification of the appraiser and after the approval of the Appraisal Report, the Meeting must approve the effective Merger of GPA Malls, under the terms of the Merger Protocol with Justification, thus authorizing the Company's management members to undertake all necessary actions.

II. AMENDMENT OF ARTICLE 4 TO THE COMPANY'S BYLAWS AND THEIR RESTATEMENT

The Management proposes to amend and restate the Company's Bylaws, pursuant to **Exhibits VII and VIII** to this Proposal, due to the amendment to the caption of article 4 of the Company's Bylaws to reflect the increases in the capital stock, within the authorized capital limit, as approved by the Company's Board of Directors at the meetings held on August 6, 2024, November 5, 2024, December 12, 2024 and February 13, 2025, resulting from the exercise of stock options by beneficiaries of the Company's Stock Option Compensation Plan ("Capital Increases").

In this scenario, the aggregate amount of the Capital Increases corresponded to R$1,115.88 (one thousand, one hundred and fifteen Reals and eighty-eight cents), by issuing 111,588 (one hundred and eleven thousand, five hundred and eighty-eight) new common shares issued by the Company. Consequently, the Company's capital stock became R$2,511,168,929.61 (two billion, five hundred and eleven million, one hundred and sixty-eight thousand, nine hundred and twenty-nine Reals and sixty-one cents of Real), divided into 490,286,447 (four hundred and ninety million, two hundred and eighty-six thousand, four hundred and forty-seven) common, registered, book-entry shares with no par value.

Thus, in compliance with the provisions of article 12 of CVM Resolution 81, the Management submits its restated Bylaws reflecting the changes proposed in **Exhibit VIII.**

4. CORPORATE APPROVALS

This proposal was approved by the Company's Board of Directors at a meeting held on March 28, 2025, according to the minutes available to all shareholders at the Company's headquarters, on the Company's Investor Relations website (www.gpari.com.br), and on the websites of CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

EXHIBIT I

Financial Status of the Company
(Section 2 of the Reference Form)

[Remainder of the page intentionally left blank]
[The Exhibit can be seen on the next page]

2.1. **Comments from Executive Officers on:**

Introduction

The financial information commented on in this section, unless specified otherwise, is derived from the Company's consolidated financial statements for the fiscal year ended on December 31, 2024, which were prepared under accounting standards adopted in Brazil and under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). For this reason, the financial information contained in sections 2.1 through 2.11 below must be read together with such financial statements and their respective explanatory notes.

The accounting standards adopted in Brazil comprise those provided for in Brazilian corporations legislation and in the opinions, guidelines, and interpretations issued by the Brazilian Board of Accounting Standards ("CPC") that have been approved by the Brazilian Securities and Exchange Commission ("CVM").

The Executive Officers' analysis on the financial results and the reasons for the fluctuation in the amounts of the Company's equity accounts make up an opinion on the impact or effects of the data stated in the Company's financial statements and interim financial information. The Company's Board of Executive Officers cannot guarantee that the financial situation and results achieved in the past will happen again in the future.

The acronyms "HA" and "VA" stated in the columns of certain tables below mean "Horizontal Analysis" and "Vertical Analysis", respectively. Horizontal Analysis involves comparing specific line items or indexes in our financial statements or accounting information over a specific time period. The Vertical Analysis shows the percentage or amount of a line in relation to the revenue generated from the sale of goods and services during specific periods or years for the results of the Company's operations. It can also be related to the total assets, total liabilities, and shareholders' equity on the applicable dates for the balance sheet statement.

(a) General financial and equity conditions

In the fiscal year ended December 31, 2024, net debt reported in the consolidated financial statements totaled R$1,391 million, which represented a decrease of R$911 million compared to December 31, 2023. This reduction was mainly driven by the sale of *non-core* assets and the funds raised under the public offering of primary distribution of shares, which together totaled R$1.8 billion.

Net Debt - Consolidated (R$ million)	Dec. 31, 24 (a)	Dec. 31, 23 (b)	(a) - (b)
Cash and cash equivalents	2,631	2,971	(340)
Gross Debt [1]	(4,022)	(5,273)	1,252
Net Debt[2]	(1,391)	(2,303)	911

(1) The Gross Debt disclosed by the Company consists of the balance of loans, financing, and debentures (both current and non-current). Gross Debt is not a measure of financial performance, liquidity or indebtedness recognized by accounting practices adopted in Brazil or by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and it does not have a standard meaning. The Company's calculation of gross debt may differ from that of other companies. For further information, see section 2.5;
(2)The Net Debt disclosed by the Company comprises the balance of loans, financing, and debentures (both current and non-current) deducted from the balance of cash and cash equivalents. Net Debt is not a measure of financial performance, liquidity or indebtedness recognized by accounting practices adopted in Brazil or by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and it does not have a standard meaning. The Company's calculation of net debt may differ from that of other companies. For further information, see section 2.5.

The current liquidity ratio went from 1.21 on December 31, 2023 to 0.96 on December 31, 2024. This decrease is mainly because of the reduction in the Company's cash, cash equivalents, and financial investments, which went from R$3.8 billion on December 31, 2023 to R$2.6 billion on December 31, 2024 because of its use, mainly, to pay loans and financing. Despite this variation, the management understands that the Company maintains a high level of financial availability.

The overall liquidity ratio remained above 1.0, with minor variation between the periods.

Liquidity Ratios - Consolidated (R$ million)	Dec. 31, 24 (a)	Dec. 31, 23 (b)	(a) - (b)
Current Liquidity [1]	0.96	1.21	(0.25)
General liquidity[2]	1.18	1.27	(0.10)

(1) Calculated based on the ratio between the Company's current assets and liabilities.
(2) Calculated based on the division of current assets plus medium and long-term receivables by current liabilities plus medium and long-term receivables.

Therefore, the Board of Executive Officers understands that the Company has adequate and sufficient financial and equity conditions to implement its business plan and fulfill its short- and long-term obligations. Moreover, the Board of Executive Officers believes that the Company's cash generation is sufficient to meet the financing of its activities and cover its need for operational resources.

(b) Capital structure

The table below shows the composition of GPA's capital structure for December 31, 2024, considering as a percentage of equity the amount resulting from total consolidated shareholders' equity divided by total liabilities (both current and non-current) and shareholders' equity, and, as a percentage of third-party capital, current and non-current liabilities divided by total liabilities (both current and non-current) and shareholders' equity.

Capital Structure - Consolidated (R$ million)	Dec. 31, 24	VA
Liabilities (both and noncurrent) (Third-party Funds)	16,768	85.1%
Stockholders' Equity (Own Equity)	2,935	14.9%
Total Liabilities and Stockholders' Equity	19,703	100.0%

Accordingly, the Board of Executive Officers believes that the Company's current capital structure is adequate to meet the demands and needs of the operations and continue to execute its strategic growth plan.

(c) Payment capacity in relation to financial commitments undertaken

As of December 31, 2024, the Company's cash and cash equivalents position, presented in the consolidated financial statements, was R$2.6 billion, which is 3.1 times higher than the short-term debt position of R$850 million. The Company's current and general liquidity ratios reached 0.96 times and 1.18 times, respectively, considering the consolidated financial statements.

The Company ended the fiscal year of December 31, 2024 with a leverage of 0.8x net debt including unanticipated credit card receivables/Adjusted EBITDA1 (last 12 months). Net debt including unanticipated credit card receivables totaled R$1.3 billion as of December 31, 2024.

The cash position accounted for R$2.6 billion and the balance of unanticipated receivables R$88 million, totaling R$2.7 billion in resource availability on December 31, 2024.

In the fiscal year ended on December 31, 2024, gross debt decreased by R$1.3 billion, reaching R$4.0 billion. Of this total, R$3.3 billion represents debenture issuance, bearing an average annual interest rate of CDI + 1.67% p.a. and maturity until 2030.

The disclosed amounts serve as evidence of the Company's capability to meet its short-term obligations. In the long term, the Company is working on the execution of the project to reduce its financial leverage, with the sale of remaining *non-core* assets and operational improvements. Upon implementation of this plan, the Company expects to achieve a gradual recovery of cash generation and an improvement of the capital structure, consolidating the Company's ability to pay long-term obligations.

(d) Sources of financing for working capital and for investment in non-current assets used

In addition to generating cash through its operations, the Company usually raises funds through (a) financial contracts, such as: (i) financing contracted in the national currency, with an obligation to pay the principal and interest rate pegged to the DI rate; (ii) financing contracted in foreign currency, which are immediately swapped in full for payment obligations in the national currency and with an interest rate pegged to the DI rate through *swap* operations; (b) funds raised in the stock market through issuances of debentures and promissory notes; and (c) anticipation of receivables.

---

[1] Adjusted EBITDA is a non-accounting measurement prepared by the Company and consists of net profit (loss) adjusted (i) by net financial result, (ii) by income tax and social contribution on profit, (iii) by depreciation and amortization expenses, (iv) by Other Operating Expenses, net, and (v) by Net Income/Loss from discontinued operations. For further information, please see section 2.5.

Throughout the last fiscal year, the Company faced no difficulties in getting financing or refinancing its current debt. In this sense, the Company carried out a public offering of primary distribution of shares in the total amount of R$ 704.0 million. The funds raised were fully allocated to reducing the Company's financial leverage, through the prepayment of loans and financing.

(e) Financing sources for working capital and investments in non-current assets intended to be used to cover liquidity deficiencies

The Company's management understands that the sources of financing referred to in section "d" above are adequate and will continue to be used by GPA as sources of financing, if necessary.

Thus, for the purposes of financing working capital and investments in non-current assets, the Company intends to resort to the following sources of financing: (a) financial contracts comprising: (i) financing in the national currency, with an obligation to pay the principal and interest rate pegged to the DI rate; (ii) financing in foreign currency, with the possibility of a partial or total swap for payment obligations in the national currency and with an interest rate pegged to the DI rate, through *swap* operations; (b) funds raised in the stock market through issuances of debentures and promissory notes; (c) cash generation through its operations; and (d) anticipation of receivables.

(f) Levels of indebtedness and characteristics of such debts, also describing:

(i) relevant loan and financing agreements

On the base date of December 31, 2024, the Company's consolidated indebtedness was composed of: (i) loans and financing; and (ii) debentures and certificates of real estate receivables, as summarized in the charts below:

Loan and Financing Agreements - Consolidated (stated in R$ million)	Average rate	Dec. 31, 24
Debentures		
Debentures and Certificates of Real Estate Receivables	CDI rate + 1.67% p.a.	3,308
Subtotal, Debentures		**3,308**
Loans and Financing		
in the local currency		
Working Capital	CDI rate + 2.62% p.a.	225
Working Capital	TR + 9.80% p.a.	4
Subtotal in Local Currency		**229**
In foreign currency		
Swap contract	EUR + 5.44% p.a.	508
Swap contract	CDI rate + 1.60% p.a.	(23)

Subtotal in foreign currency		**485**
Total debt		**4,022**

Loan and Financing Maturity Schedule - Consolidated (stated in R$ million)	Dec. 31, 24
1 to 2 years	1,902
2 to 3 years	498
3 to 4 years	637
After 5 years	155
Subtotal	**3,192**
Cost of funding	(19)
Total	**3,173**

The Company uses the issuance of debentures to strengthen working capital, maintain its cash strategy, lengthen its debt profile, and to make investments. The debentures issued are not convertible into shares, are unsecured and do not have renegotiation clauses.

Please see below a description of the Company's most relevant debts:

18th Issue of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in Two Series:

Issue sate: **May 10, 2021**
Total issue amount: **R$1,500 million**
Potential guarantees provided: **there are no guarantees**
Remuneration rate: **CDI rate + 1.79%**
Maturity date: **May 10, 2028**
Balance opened on Dec. 31, 2024: R$ **1,396 million**
Outstanding debentures: **1,372,670**

19th Issue of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in up to 2 (two) Series:

Date of issue: **February 15, 2023**
Total issue amount: **R$ 500 million**
Potential guarantees provided: **there are no guarantees**
Remuneration rate: **CDI rate + 1.05%**
Maturity date: **Feb. 13, 2030**
Balance opened on Dec. 31, 2024: **R$ 548 million**
Outstanding debentures: **500,000**

20th Issue of Simple Debenture, Not Convertible into Shares, in Three Series, of Unsecured Type:

Date of issue: **Nov. 29, 2024**
Total issue amount: **R$ 1,386 million**
Potential guarantees provided: **there are no guarantees**
Remuneration rate: **CDI rate + 1.78%**
Maturity date: **Nov. 29, 2027**
Balance opened on Dec. 31, 2024: **R$ 1,398 million**
Outstanding debentures: **1,136,479,603**

Bank Credit Note Representing an External Loan Transaction under Law No. 14.286/21:

Parties: **Company/Rabobank**
Transaction executed on date: **July 4, 2024**
Amount involved: **R$ 456 million**
Potential guarantees provided: **there are no guarantees**
Remuneration rate: **CDI rate + 1.60% (swap contract)**
Maturity date: **July 3, 2026**
Balance opened on Dec. 31, 2024: **R$ 508 million (Euro swap contract + 5.44% p.a.) and R$ (23) million (CDI swap contract + 1.60% p.a.)**

Swaps

Regarding foreign currency operations, GPA carries out *swap* operations to exchange obligations contracted in US dollars or in another foreign currency, with fixed interest rates for the Brazilian Real pegged to the CDI (floating) interest rates. In 2024, the annual weighted average CDI rate was 10.83%.

Leasing obligations

The Company adopts the CPC 06 R2 accounting standard for "Leases". The total amounts attributed to the lease agreements can be found in the table below:

Liabilities from leasing transactions: consolidated (stated in R$ million)	Dec. 31, 24
Up to 1 year	451
1 to 5 years	1,801
Over 5 years	2,076
Present value of financial lease agreements	**4,328**
Future financing charges	3,342
Gross amount of financial lease agreements	**7,670**

Upon execution of the agreements, the Company assesses whether the agreement is, or contains, a lease. If so, the Company records an asset for the right of use, and a liability for the obligation.

The Company enters into lease agreements, both cancellable and non-cancellable, for equipment and commercial spaces, which include stores and distribution centers. The effective terms of such agreements can vary substantially, ranging from 5 to 25 years.

The Company assesses its lease agreements with the purpose of identifying lease relationships of the right of use, enjoying the exemptions provided for agreements with a term of less than twelve months and assets with an individual amount of less than US$5,000 (five thousand dollars).

The agreements are then accounted for, at the beginning of the lease, as Lease Liabilities in return for the Right of Use, both discounted to their present value from the minimum lease payments, using the implicit interest rate of the agreement, if it can be used, or an incremental interest rate considering loans acquired by the Company.

The lease term used in the measurement aligns with the lessee's reasonable certainty to either to exercise the option to extend the lease or not to exercise the option to terminate the lease. Subsequently, the payments made are separated between financial charges and reduction of the lease liability aiming at achieving a constant interest rate on the balance of the liability. Financial charges are recognized as a financial expense in the period.

The right-of-use assets of the lease agreements are amortized over the lease term. Capitalizations of improvements, developments, and renovations made in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease agreement term will not be extended.

Variable leases are recognized as expenses in the fiscal years in which they incur.

(ii) **other long-term relationships with financial institutions**

The Company does not have any relevant long-term relationships with financial institutions other than those already reported in section 2.1 (f).

(iii) **Degree of subordination between debts**

On December 31, 2024, the Company's loans, financing, and securities, whether local or international, were composed of debts with personal guarantees (letter of guarantee or corporate surety bond), with no contractual subordination clause. Thus, in a potential universal contest of creditors, the subordination between the obligations recorded in the Company's financial statements will occur in the following order, under Law No. 11.101, of February 9, 2005, as amended ("Law 11.101"): (i) labor credits; (ii) credits recorded with a security interest (if any) up to the limit of the value of the encumbered asset; (iii) tax credits; (iv) unsecured credits; (v) fines and pecuniary penalties; (vi) subordinated credits (if any); and (vii) interests due after the decree of bankruptcy.

(iv) **any restrictions imposed on the Company, particularly in relation to limits on indebtedness and contracting of new debts, dividend distribution, disposal of assets, issue of new securities and disposal of corporate control, as well as whether the issuer has been complying with these restrictions**

Financial covenants

The loan and financing agreements detailed in section 2.1(f)(i) above establish for the Company the obligation to maintain certain financial ratios, namely: (i) net debt (debt minus cash and receivables) not exceeding shareholders' equity; and (ii) consolidated net debt/Adjusted EBITDA ratio less than or equal to 3.25.

These indexes are calculated quarterly based on the Company's consolidated interim accounting information prepared under accounting standards adopted in Brazil. On the base date of December 31, 2024, the Company was in compliance with these indicators, as shown in the table below:

Financial indicators Debentures, Financing, and Loans	2024
Net Debt / Stockholders' Equity (< 1)	0.337
Net Debt /Adjusted EBITDA (< 3.25)	0.617

Non-financial covenants

Likewise, the loan and financing agreements described in section 2.1(f)(i) of this Exhibit have, as the case may be, non-financial covenants in line with practices adopted in contracts entered into in the financial and securities markets, which, if breached, may result in the early maturity (automatic and/or non-automatic) of one or more contracts.

Non-financial covenants contracted include, for example: (i) default of financial debt, from defined limits, as the case may be; (ii) restrictions on the distribution of dividends, except for the payment of the minimum mandatory dividend provided for in article 202 of the Brazilian Corporations Act; (iii) reduction of the Company's capital stock; (iv) restriction on the assignment, sale, disposal or transfer, free of charge or for consideration, of assets, from certain limits, excluding types of assets and operations, as the case may be; (v) corporate reorganization transactions (spin-off, merger, acquisition, and transformation of the corporate type), except in certain cases; and (vi) transfer and/or change of control, except in certain cases. Such obligations are being met in accordance with the contractual requirements.

Cross default and cross acceleration

The loan and financing agreements already described in section 2.1(f)(i) also have clauses of early cross maturity, applicable to the following cases: (i) default of any other financial obligation of the Company and/or any of its subsidiaries within the financial and/or securities markets in an amount equal to or greater than R$60 million; and/or (ii) early maturity statement

of any other debt and/or obligation of the Company and/or any of its subsidiaries in an amount equal to or greater than R$60 million. These clauses may be triggered automatically or non-automatically.

The Company has been complying with all restrictive clauses and, on the date of this Reference Form, there was no event that would generate anticipation of its debts.

(g) Limits of contracted financing and percentages already used

The Company does not have any outstanding limits on its financing in the last fiscal year

(h) Significant changes in topics of the income statements and cash flow

Consolidated Income Statement (BRL million, except when stated otherwise)	2024	VA	2023	VA	HA
Net revenue from sales of goods and services	18,790	100.0%	17,793	100.0%	5.6%
Gross Profit	5,172	27.5%	4,697	26.4%	10.1%
SG&A	(3,688)	(19.6)%	(3,585)	(20.1)%	2.9%
Depreciation and Amortization	(1,045)	(5.6)%	(1,007)	(5.7)%	3.8%
Equity method	64	0.3%	768	4.3%	(91.6)%
Other Operating Expenses, Net	(939)	(5.0)%	(213)	(1.2)%	339.6%
Net Financial Result	(1,241)	(6.6)%	(1,006)	(5.7)%	23.4%
Income Tax and Social Contribution on Net Income	12	0.1%	419	2.4%	(97.0)%
Net profit (loss) - continuing operations	(1,665)	(8.9)%	72	0.4%	NA
Net profit (loss) - discontinued operations	(738)	(3.9)%	(2,206)	(12.4)%	(66.5)%
Net profit (loss)	(2,403)	(12.8)%	(2,133)	(12.0)%	12.7%

Significant changes in items of the income statement

Net revenue earned in 2024 grew 5.6% versus to 2023, mainly impacted by the following factors:

(i) Expansion of the proximity format—composed of the "Minuto Pão de Açúcar" and "Mini Mercado Extra" banners—which represented 11.2% of net revenue and grew 18.0%. This expansion was driven by the opening of 59 new stores in 2024 and a solid 4.7% growth in "existing stores"' sales.

(ii) Positive performance of the Pão de Açúcar brand, which accounted for 49.0% of net revenue and grew 6.1%. This increase was fully attributed to the increase of 6.5% in sales from "same stores", as a result of the growth in sales volume and the increase in the average ticket, with emphasis on the categories of perishables, most impacted by inflation.

(iii) Expansion of the Extra Mercado brand, which represented 32.3% of net revenue and grew 3.7% versus 2023. The performance was influenced by store closures, but offset by the 6.4% increase in sales of "same stores". This growth sped up throughout the quarters of 2024, reflecting the implementation of an assortment review and category management project.

(iv) Reduction in the Aliados ("Allies") format, responsible for 6.7% of net revenue, which dropped 22.9% versus 2023. At the beginning of 2024, a process of rebalancing the model was started, with a focus on profitability, which resulted in reduced sales volumes.

Gross profit grew by 10.1%, driven by: (i) greater efficiency in sales negotiations; (ii) operational adjustments in the different brands and formats; and (iii) increased retail media revenues, which have more attractive margins.

The equity method decreased by R$703 million, due to the impact of the reversal of the provision for loss of investment recorded in 2023. In the period ended September 30, 2023, this reversal totaled R$872 million, referring to Cnova N.V. ("Cnova"), a company in which GPA held an indirect equity interest of 34%. This interest was fully disposed of on November 30, 2023.

Other operating expenses had a significant increase of R$725 million, driven mainly by exceptional effects, such as: (i) tax and labor provisions, in the amount of R$191 million; (ii) impairment of the administrative headquarters, registered after the sale of the asset, in addition to stores in non-strategic and underperforming regions, totaling R$175 million; (iii) provisions for tax agreements, which include benefits in the reduction of interest and fines, in the amount of R$166 million; and (iv) provision for administrative restructuring, intended to cover labor terminations, in the total of R$43 million.

The net financial result had a decrease of R$236 million. This variation is mainly due to exceptional impacts on financial revenues in 2023, totaling R$272 million. These effects are related to the monetary restatement of tax credits and the mark-to-market of the interest that the Company held in Éxito. Excluding these effects, the financial result would present an improvement, in line with the reduction of net debt, which totaled R$911 million.

Income tax and CSLL (social contribution on net income) totaled R$12 million in 2024, compared to R$419 million in 2023. This reduction is mainly due to the lower accounting of credits, in accordance with the Company's policy, which establishes that credits on losses are not recognized when the accumulated balance exceeds the projected use over a 10-year period.

Net loss from continuing operations totaled R$ 1.7 billion, compared to a net income of R$72 million in 2023. The reduction is explained by the effects detailed above.

The net loss from discontinuing operations totaled R$ 738 million, versus R$ 2.2 billion in 2023. The 2024 result was impacted by provisions for tax agreements, in addition to labor and tax provisions, which include exceptional effects.

Consolidated Cash Flow (R$ million, except when stated)	Fiscal year ended on Dec. 31, 2024	Fiscal Year ended on Dec. 31, 2023	HA
Net Cash Operating Activities	1,363	563	142.1%
Net Cash from Investing Activities	338	(1,597)	(121.2)%
Net Cash Financing Activities	(2,041)	(1,705)	19.7%
Exchange variation on Cash and Cash Equivalents	0	89	(100.0)%
Increase (Decrease) in Cash and Cash Equivalents	(340)	(2,650)	(87.2)%
Opening Balance for Cash and Cash Equivalents	2,971	5,621	(47.1)%
Closing Balance for Cash and Cash Equivalents	2,631	2,971	(11.4)%

Net cash from operating activities totaled R$1,363 million, reflecting a consistent operating performance, driven by improved Adjusted EBITDA margin and efficient working capital management, which resulted in the release of R$178 million in changes in assets and liabilities.

Compared to 2023, there was an improvement of R$800 million, mainly due to the absence of the negative effects generated by the segregation of Éxito, which, in the previous year, impacted the variation of assets and liabilities and resulted in a consumption of R$969 million of net cash from operating activities.

In 2024, net cash generated by investment activities was positive by R$338 million, mainly driven by the sale of the remaining interest in Éxito of 13.31%, which resulted in an inflow of R$789 million. In addition, the sale of non-core fixed assets yielded R$280 million. Compared to 2023, there was an improvement of R$1,935 million, mainly because of the effects of the segregation of Éxito in that year, which impacted the subsidiary's cash outflow and resulted in a greater volume of investments in fixed and intangible assets while Éxito was still part of the Company.

Net cash consumed in financing activities totaled R$ 2,041 million, mainly impacted by the payment of loans and financing, resulting in a reduction of R$1,252 million in gross debt during the period.

There was a R$336 million increase in cash consumption compared to 2023, primarily reflecting the higher volume of payments related to loans, financing, and interests, which totaled R$1,504 million more than the previous year. This effect was partially offset by the positive impact of the initial public offering (IPO) for the primary distribution of shares, which generated R$659 million.

The Company notes a gradual recovery of cash generation and improvement of the capital structure in recent periods, as has been reported in its financial statements. For the coming

years, this trend is expected to continue, driven by the increase in operational efficiency, reflected in revenue growth and an expanded Adjusted EBITDA margin, coupled with asset sales and decreased financial leverage.

2.2. **Executive Officers' comments on the operating and financial result**

The evaluations and opinions provided in this section 2.2 reflect the vision and perception of the Company's officers about our business, operations, and performance, and consider the Company' most recent consolidated financial statements as of December 31, 2024.

(a) Results of the Company's operations

(i) description of any major revenue components

The company generates revenue through supermarket operations, encompassing the Pão de Açúcar and Extra Mercado brands, and also through proximity formats, including Minuto Pão de Açúcar and Mini Mercado Extra brands. It also uses the *Aliados* format, specifically tailored for direct sales to small-sized enterprises, among others. We provide below detailed information on revenue, categorized by market, for the fiscal year ended on December 31, 2024:

Net revenue per business unit (stated in R$ million)	2024
Pão de Açúcar	9,210
Extra Mercado[1]	6,071
Proximity	2,100
Aliados[2]	918
Other businesses[3]	492
Total	**18,790**

(1) The remaining stores of Compre Bem were converted to Extra Market between July and August 2023
(2) Direct selling model for small businesses
(3) Revenues mainly from commercial galleries rentals and Stix Fidelidade

The Company operates in the *premium* supermarket segment through the Pão de Açúcar brand, the revenues of which corresponded to 50.2% of the Company's total revenues in 2024. Its portfolio has 190 stores strategically located in the most affluent regions of the country, covering 11 states and the Federal District, with the highest concentration in the State of Sao Paulo, which represents 69% of the total units. The stores have, on average, 1,400 square meters of sales area and offer a *premium* assortment of products, which can reach up to 20,000 items, focusing on the food segment, responsible for 97% of the brand's revenue. Among the food categories, the Company prioritizes the development of perishable food products, including fruits, vegetables, legumes, and meats.

In the least affluent regions, the Company operates under the Extra Mercado brand, which represented 32.5% of revenues in 2024. Its portfolio has 170 stores distributed in six states, and the State of Sao Paulo concentrates 77.6% of the total units. The stores have, on average, 1,200 square meters of sales area and offer a mix of products focused on the balance between price and quality, covering up to 11,000 items, with emphasis on the food segment, responsible for 97% of this brand's revenue.

In the State of São Paulo, the Company operates its proximity format through 365 stores of the Minuto Pão de Açúcar (premium) and Mini Mercado Extra (mainstream) brands, which represented 11.3% of revenues in 2024. The units have, on average, 252 square meters of sales area and offer a mix of products focused on customer convenience, ensuring the complete coverage of a supermarket, with up to six thousand items available.

(ii) factors that materially affected the operating results

The operating results for the 2024 fiscal year were marked by the delivery of the first three-year period of GPA's turnaround project. Among the results achieved within the scope of the project, the following ones are worth mentioning:

- the organic expansion, with the opening of 60 new stores, 59 of which were in the proximity format;
- the strong sales growth through the *e-commerce* channel, which grew 18.0% versus 2023, with 12.2% penetration in relation to total sales (1.5 p.p. higher than in 2023);
- the performance of existing stores with a 6.0% growth in "existing stores" compared to year 2023, and 9.6% growth in the fourth quarter of 2024 compared to the same period in 2023.

For information on the factors that materially affected our results of operations, please see section 2.1 (h).

(b) Relevant changes in revenues attributable to the introduction of new products and services, volume changes, and price updates, exchange and inflation rates

The Company constantly reviews its product assortment to ensure consistency with the value proposition of its brands for customers. In 2024, as part of the turnaround project, a significant assortment review was carried out in both the Extra Mercado brand and proximity format.

The organic expansion of the proximity format, with the opening of 59 stores in 2024, contributed to the increase in sales volumes from this segment, in line with the Company's market share capture strategy, resulting in an 18.0% growth in revenue of this format.

Food inflation in 2024, as measured by the IPCA rate for food and beverages in households, was 8.23%. This increase impacted the average price, especially in the most affected categories, such as meat, coffee, and fruits, which contributed to the Company's revenue growth.

For information on changes in revenues, please see section 2.1 (h).

(c) relevant impacts of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results, and financial results of the Company

The Company is exposed to price volatility of the products it sells in its stores, which may suffer significant variations because of several factors, such as fluctuations in commodity prices, the level of activity of their respective producers, and exchange rate fluctuations. Price adjustments for the Company's products may lead to reduced market demand and a consequent impact its revenues. 2024 saw an 8.23% rise in the IPCA's home food inflation rate. On the other hand, the Company's "same stores" sales grew 6.3% versus 2023, resulting in a 10.1% expansion in gross profit in the same period.

In addition, the interest rate directly influences the Company's financial expenses, since its indebtedness is pegged to the CDI rate. On the other hand, the exchange rate variation does not directly affect its revenues and results, as its revenue generation occurs in the national currency.

For information on the impact of deflation on revenue from sales of goods and services, inflation in costs, and interest rate on financial results, please see section 2.1 (h).

2.3. Executive Officers' comments on material changes in accounting practices– Qualifications and emphases in the auditor's report

(a) Changes in accounting practices that have resulted in significant effects on the information provided for in sections 2.1 and 2.2

The Company had no significant changes in its accounting practices for the fiscal year ended on December 31, 2024.

(b) Revised opinions and emphases in the auditor's report

The Company had no revised opinions or emphases in the auditor's report for the fiscal year ended on December 31, 2024.

2.4. Comments from the Executive Officers on the impact that the events listed below have had or are expected to have on the Company's financial statements and results:

(a) Introduction or disposal of an operating segment

Sale of gas station operations

Under its plan to reduce financial leverage through the sale of *non-core* assets and improved efficiency in capital allocation, the progress of which has been periodically disclosed to the market, the Company held negotiations with the aim of selling its 71 gas stations located in various regions of Brazil, through various transactions with different potential buyers.

Thus, on June 26, 2024, the Company released a material fact notice in addition to that of February 23, 2024, announcing the signing of the contract for the sale of 49 gas stations located in the State of Sao Paulo, and, consequently, the execution of the final contracts aimed at the sale of most of the operations of its gas stations.

The sale of all the 71 gas stations, located in various regions of Brazil, has a total value of approximately R$200 million, which will be paid as follows: (i) R$109 million already received by the end of 2024; and (ii) remaining installments representing approximately R$91 million, upon completion of other conditions precedent that aim at the definitive transfer of the stations to the buyers of each region.

Within this context, (i) the net assets and net liabilities of the gas stations were presented, in the financial statements for the year 2024, as assets held for sale and liabilities held for sale; and (ii) the operating income of the gas stations is stated separately as a discontinued operation, in compliance with CPC 31 / IFRS5 accounting standard.

(b) Creation, acquisition, or disposal of equity interest

On January 23, 2024, following the completion of the public offer to acquire shares launched by the Calleja Group for the acquisition of Éxito's shares in Colombia and the United States, GPA sold its entire stake in Éxito, representing 13.31% of its share capital. This transaction generated US$156 million in proceeds (the equivalent of R$789 million on that date), reflecting a R$12 million positive contribution from the *hedge* implemented on October 31, 2023.

(c) Unusual events or transactions

Not applicable, as no further events or transactions have been reported aside from those already mentioned in section 'a' and 'b' hereinabove. In addition, the Company does not estimate future effects related to these facts.

2.5. If the Company has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the Company must:

(a) Report the amount of the non-accounting measurements

(i) EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-accounting measurement prepared by the Company under CVM Resolution No. 156, of June 23, 2022, reconciled with its financial statements and interim accounting information, and consists of net profit (loss) adjusted (i) by the net financial result, (ii) by income tax and social contribution on net income, and (iii) by depreciation and amortization expenses. EBITDA margin is calculated by EBITDA divided by revenue from the sale of goods and services.

Adjusted EBITDA refers to the aforementioned EBITDA, adjusted (i) by Other Operating Expenses, net, and (ii) by Net Income/Loss from discontinued operations, as outlined in section (b) below.

Other operating income and expenses correspond to the effects of significant or non-recurring events that took place during the period that do not fall within the definition of the other items of the income statement for the fiscal year. The Management uses the measurement in its analysis because, in this way, exceptional expenses and revenues and other extraordinary entries that may compromise the comparability and analysis of results are eliminated. EBITDA margin is calculated by EBITDA divided by revenue from the sale of goods and services.

EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin are not measurements recognized by accounting practices adopted in Brazil (BR GAAP) or by IFRS, do not represent cash flow for the years presented, and should not be considered as substitutes for net income (loss), as indicators of operating performance, as a liquidity indicator or as a basis for the distribution of dividends. They have no standard meaning and may not be comparable to measures with similar names provided by other companies.

Please see below the amounts of the Company's EBITDA, EBITDA Margin, Adjusted EBITDA, and Adjusted EBITDA Margin for the fiscal year ended on December 31, 2024:

EBITDA, Adjusted EBITDA, and margins (stated in R$ million)	2024
EBITDA	(13)
EBITDA margin	(0.1)%
Adjusted EBITDA	1,664

Adjusted EBITDA margin	8.9%

(ii) Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables

Gross Debt is a non-accounting measurement, which is calculated by the sum of the balances of loans and financing and debentures and promissory notes, current and non-current.

Net Debt is a non-accounting metric calculated as Gross Debt, less the aggregate of cash and cash equivalents. Net Debt including unanticipated credit card receivables is calculated based on Net Debt subtracted from discounts on unanticipated receivables, which consist of balances of credit card management companies accounted for in the Company's accounts receivable line. The Management understands that these balances could simply be readily converted to a known amount of cash and that they are subject to an insignificant risk of change.

Gross Debt, Net Debt, and Net Debt including unanticipated credit card receivables are not measures recognized by accounting practices adopted in Brazil (BR GAAP) or by IFRS, and should not be considered as substitutes as a liquidity indicator. They have no standard meaning and may not be comparable to measures with similar names provided by other companies.

Please see below the amounts of Gross Debt, Net Debt, and Net Debt including unanticipated credit card receivables in the fiscal year ended on December 31, 2024:

Gross debt, net debt, and net debt incl. receivables (stated in R$ million)	2024
Gross Debt	(4,022)
Net debt	(1,391)
Net debt including unanticipated receivables	(1,303)

(b) Perform reconciliations between the amounts disclosed and the amounts of the audited financial statements

(i) EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin

EBITDA reconciliation (stated in R$ million)	2024
Net income (loss) for the period	(2,403)
(+) Net financial result	1,241
(+) Income tax and social contribution	(12)
(+) Depreciation and amortization	1,161
EBITDA	(13)
Net revenue	18,790
EBITDA margin	(0.1)%

Adjusted EBITDA Reconciliation (stated in R$ million)	2024
Net income (loss) for the period	(2,403)
(+) Net financial result	1,241
(+) Income tax and social contribution	(12)
(+) Depreciation and amortization	1,161
(+) Other net operating revenues and expenses[1]	939
(+) Net profit (loss) from discontinued operations [2]	738
Adjusted EBITDA	1,664
Net revenue	18,790
Adjusted EBITDA margin	8.9%

[(1)] Other operating income and expenses correspond to the effects of significant or non-recurring events that took place during the fiscal year that do not fall within the definition of the other items of the income statement for the fiscal year.
[(2)] Discontinued operations refer to the net result of the operation of hypermarkets due to the process of discontinuing these operations, as well as the net result of the discontinued operation of gas stations

(ii) Gross Debt, Net Debt, and Net Debt including unanticipated credit card receivables

Reconciliation of Gross debt, net debt, and net debt incl. receivables (stated in R$ million)	2024
Loans and financing (current liabilities)	(16)
Debentures (current liabilities)	(834)
Loans and financing (non-current liabilities)	(722)
Debentures (non-current liabilities)	(2,474)
Financial instruments (non-current assets)	23
Gross Debt	**(4,022)**
Cash and cash equivalents	2,631
Net debt	**(1,391)**
Portfolio of unanticipated credit card receivables	88
Net debt including unanticipated receivables	**(1,303)**

(c) Explain why it is considered that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin are used as performance metrics, as the Company's Management believes they are practical measures to ascertain its operating performance.

EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin are additional information to the Company's financial statements and should not be used as a substitute for audited/revised results. EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin are not measures recognized by the Accounting Practices Adopted in Brazil or by IFRS, do not have a standard meaning, and may not be comparable to measures with similar titles reported by other companies.

The Company believes that EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin help understand its financial condition and the results of its operations, being used internally as measures to assess productivity and efficiency, proving to be useful in ascertaining the Company's economic and financial performance. Additionally, the Company holds the belief that EBITDA, Adjusted EBITDA, EBITDA Margin, and Adjusted EBITDA Margin offer investors an enhanced understanding of its capability to meet its obligations and its ability to access new financing for its investments and working capital.

The Company considers that Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables are relevant indicators of its indebtedness position and its ability to cover short- and long-term obligations. These indicators provide a comprehensive view of the Company's liquidity. Specifically, Net Debt and Net Debt Including Unanticipated Credit Card Receivables are used, respectively, to fulfill contractual obligations ("Covenants") and in documents for market disclosures.

Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables are not measures recognized under accounting practices adopted in Brazil or International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), do not have a standard meaning, and may not be comparable to Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables prepared by other companies.

Gross Debt, Net Debt, and Net Debt Including Unanticipated Credit Card Receivables have limitations that may jeopardize their use as a measure of liquidity, and should not be considered separately or as a substitute for an indicator of liquidity and/or performance.

2.6. Please identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that substantially changes them

Not applicable

2.7. Comments from Executive Officers on the allocation of social results:

<table>
<tr><th>Description</th><th>2024</th></tr>
<tr><td>a. Standards on retained earnings</td><td>The Company's general meeting is responsible for deciding on retained earnings, pursuant to the applicable legislation and the Company's bylaws.

The Bylaws outline the following deductions from the Company's profit, in a specific sequence:

(a) accumulated losses and the allowance for income tax; and

(b) the disbursement of profit sharing to employees and managers based on the Company's results.

Following these deductions, the Company's profit will be allocated as outlined below:

(a) 5% for the legal reserve;

(b) funds to be allocated to reserves for contingencies, subject to resolution by the General Meeting;

(c) 25% of the net profit, discounting the amounts intended to create the legal reserve (and adjusted by the eventual creation or reversal of the contingency reserve), must be allocated to pay the mandatory dividend; and

(d) any balance may be allocated to the Reserve for Expansion, a statutory reserve whose purpose is to ensure resources to finance additional investments of fixed and working capital.

After the above allocations, the profit that is not used to create a Reserve for Expansion under the Company's Bylaws (limited to 100% of the amount of the capital stock) or that is subject to withholding under articles 195-A (Tax Incentive Reserve) and 196 (Retained Earnings) of the Brazilian Corporations Act, will be distributed as additional dividends.</td></tr>
<tr><td>a.i. Retained earnings amounts</td><td>Not applicable, as the Company did not generate any net income during the specified period.</td></tr>
<tr><td>a.ii Percentages in relation to total profits stated</td><td>Not applicable, as the Company did not generate any net income during the specified period.</td></tr>
<tr><td>b. Standards on dividend distribution</td><td>Pursuant to the law and the Company's Bylaws, the Company may pay dividends arising from:

(a) the net income ascertained at the end of the fiscal year;

(b) the net income ascertained in semiannual balance sheets or in shorter periods, subject to legal limits and requirements; or

(c) profit reserves stated on the latest balance sheet.</td></tr>
</table>

	Dividends may be stated **(i)** at the Annual General Meeting, according to the Board of Directors' recommendation; or **(ii)** by the Board of Directors, *ad referendum* of the General Meeting, to the account of accumulated profits or profit reserves stated in the Company's latest annual or semi-annual balance sheet; and must be made available to shareholders within the period determined by the body that decided to state such dividends, and, in any case, within the fiscal year in which their statement occurs. The Company may pay or credit interest on shareholders' equity calculated on the Shareholders' Equity accounts, subject to the rate and limits determined by law, being certain that the amounts paid as interest on shareholders' equity will make up the amount of the minimum mandatory dividends. Pursuant to the applicable legislation, each shareholder has a period of 3 years, counting from the date on which the payment of the dividend is due, to claim its payment, after which the credit related to the declared dividends will no longer be payable to the Company. The calculation of net income (or net loss, as the case may be) and the allocation to reserves in any fiscal year are determined based on the financial statements prepared under the accounting standards then in force.
c. Periodicity of dividend distributions	As a standard practice, the distribution of mandatory minimum dividends will occur on a yearly basis. Nevertheless, interim dividends may be stated by the Board of Directors, subject to the *approval* of the General Meeting of Shareholders, pursuant to § 3 of article 32 of the Company's Bylaws. The decision regarding the allocation of interim dividends will rest with the Board of Directors, taking into account the Company's financial and economic condition.
d. Potential restrictions	The deed of the 19th issuance of debentures provides for a restrictive clause that limits the distribution of dividends above the legal minimum, except for certain exceptions expressly provided for in such document. In addition, all debenture deeds and loan and financing agreements provide for restrictions on the distribution of dividends if the Company is in default with any of its pecuniary obligations set forth in such deeds/contracts, or any events that constitute a case of early maturity have occurred and are in force, provided, however, the payment of the mandatory minimum dividend. For further information, please see section 2.1.iv.
e. Earnings distribution policy	The Company does not have a formal earnings distribution policy.

2.8. **Description of relevant items not evidenced in the Company's financial statements:**

(a) **assets and liabilities directly or indirectly held by the Company that are not stated on its balance sheet (off-balance sheet items), such as:**

The Company's Executive Officers clarify that there were no assets or liabilities not disclosed in the Company's balance sheets as of December 31, 2024.

(i) **portfolios of receivables written off over which the entity has neither retained nor transferred substantially the risks and benefits of ownership of the transferred asset, specifying the corresponding liabilities;**

The Company's Management clarifies that there were no portfolios of receivables written off on which the Company maintained risks and liabilities that were not evidenced in the Company's balance sheets as of December 31, 2024.

(ii) **agreements for future purchase and sale of products or services;**

The Company's Management clarifies that there were no agreements for the future purchase and sale of products or services not evidenced in the Company's balance sheets as of December 31, 2024.

(iii) **unfinished construction contracts;**

The Company's Management clarifies that there were no unfinished construction contracts not evidenced in the Company's balance sheets as of December 31, 2024.

(iv) **agreements for future receipt of financing**

The Company's Management clarifies that there were no contracts for future receipts of financing not evidenced in the Company's balance sheets as of December 31, 2024.

(b) **other items not disclosed in the financial statements**

Not applicable, considering that the Company did not hold other relevant items not shown in its financial statements for the fiscal year ended on December 31, 2024.

2.9. Regarding each of the items not shown in the financial statements referred to in section 2.8, please comment:

(a) How such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the Company

(b) Nature and purpose of the transaction

(c) Nature and amount of obligations undertaken and rights generated in favor of the Company as a result of the transaction

Not applicable, considering that there is no significant item not disclosed in the Company's financial statements.

2.10. **Comments from the Officers on the key elements of the Company's business plan:**

(a) **Investments, including:**

(i) **quantitative and qualitative description of the investments in progress and planned investments**

In the fiscal year ended December 31, 2024, the Company made investments totaling R$674 million, with emphasis on investments in (i) IT infrastructure, logistics, and other efficiency improvement projects; (ii) store openings and renovations; (iii) innovation and acceleration of digital transformation projects; and (iv) modernization of existing distribution centers. For the fiscal year 2025, the Company's investment budget was established between R$600 million and R$700 million.

(ii) **sources of financing for investments**

The Company's primary sources of funds for operations and investments include operating cash flow, Expansion Reserve, capital budget potentially approved under applicable law, bank loans, factoring of receivables, and raising capital through the issuance of debentures, promissory notes, and monetization of mature or *non-core* assets.

(iii) **relevant divestments in progress and planned divestments**

In 2024, as part of its plan to reduce financial leverage, the Company sold certain non-core assets, including: (i) the 13.3% interest in Éxito; (ii) the Company's administrative headquarters; and (iii) gas stations owned by the Company in several regions of Brazil.

The Company does not have any material divestment in progress or planned. Nevertheless, in order to speed up the reduction of financial leverage and strengthen the gradual recovery of its cash generation, the Company will continue to analyze divestment opportunities, as long as they adhere to its long-term strategic plan.

(b) **Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the Company's productive capacity**

There are no events to disclose.

(c) New products and services, detailing:

(i) description of ongoing research already disclosed

(ii) total amounts the Company spent on research to develop new products and services

(iii) projects under development already disclosed

(iv) total amounts the Company spent to develop new products and services

Not applicable.

(d) ESG-related opportunities added to the Company's business plan

As part of the Company's strategy approved by the Board of Directors, ESG & Culture is one of the priority pillars of our business. As a food retailer, GPA values the relationship with its entire partner chain, and its key commitments in this area include:

Making our value chains more responsible with the environment, with people, and with animal welfare

Our relationship with our thousands of partners is governed by guidelines that promote the best economic, environmental, and social practices to be adopted by all members of our value chain, from the extraction of raw materials to the delivery of products to retail shelves. This strategic approach ensures the availability of products that promote conscious consumption, as well as mitigating potential socio-environmental risks associated with the production process across all stages of our value chain.

Since 2008, we have had the Quality From the Origin ("QDO", or "*Qualidade Desde a Origem*") program, which allows us to monitor the tracking of Fruits, Vegetables, Greens, and animal proteins food categories. The program covers social and environmental audits, supplier certifications, quality inspection at the reception of goods, service level requirements, and analysis of pesticide residues, when applicable. Based on this monitoring, we established shared commitments with our suppliers, ensuring animal welfare criteria (in the egg, pork, beef, and broiler chains), respect for human rights and biodiversity, in addition to tackling deforestation and conversion of native vegetation (in the beef and palm chains). To guarantee quality, practicality, and sustainability, our Private Label and Exclusive Brand products are subject to stricter controls.

Tackling climate change across the business

We reinforce our initiatives towards a low-carbon economy, adopting eco-efficiency actions in our operations. This includes the maintenance and replacement of refrigerant gases, the incorporation of sustainable practices in store expansions and renovations, logistical

improvements in distribution and supply, as well as optimized processes for waste disposal, reducing our CO_2 emissions.

Strive to eliminate food waste

Food waste is a key element in our company's mission. We act collaboratively throughout the value chain, promoting awareness-raising implement solutions designed to reduce food waste and improve operational efficiency. In 2024, our partnership with Food to Save, the foremost food waste reduction platform in Brazil, resulted in the program's implementation across more than 200 retail locations, preventing the waste of more than 67 metric tons of food.

Ensuring a diverse, equitable, and inclusive environment

We are a company made by people and for people. We invest in the development of our employees to ensure sustainability and sustained success of our business. We implement strategic actions to increase the representation of underrepresented groups in leadership positions, through internal development programs, affirmative actions of attraction, selection and succession, in addition to awareness and diversity education initiatives. Currently, 49.6% of leadership positions are held by women and 58.7% by black people. We are committed to achieving 50% women in leadership positions by 2025, a figure we aim to increase within senior leadership by 2030 while ensuring racial equity. To ensure transparency and alignment, we follow our Diversity, Inclusion, and Human Rights Policy, which guides internal practices, promotes a discrimination-free environment, and aims at ensuring equitable opportunities for all.

Positively impact society

Our purpose is to feed dreams and lives, and to this end, we develop initiatives that generate social value, including training programs for people in vulnerable situations, encouraging the sale of products from small producers and social organizations, as well as the sale of social products whose profits are donated to charitable causes. Our stores also facilitate collection campaigns and micro-donation programs through change rounding and Stix points redemption.

Foster sustainable business growth

We value solid governance and transparency. Our sustainability strategy is based on dual materiality, risk matrix, business strategy, and best market practices. The People, Management, and Sustainability Committee, along with the Board of Directors, ratify this strategy. The variable compensation of leaders, including the CEO, incorporates two ESG indicators: reduction of CO_2 emissions (scopes 1 and 2), and the presence of women in leadership. These topics are monitored on a recurring basis by the Board of Executive Officers and related areas, ensuring strategic adjustments whenever necessary.

2.11. **Comment on other factors that influenced the operating performance relevant way and have not been identified or commented on other sections**

The Company is not aware of other factors that have materially influenced its operating performance and that have not been identified or commented on in the other items of this section 2.

EXHIBIT II

Proposal for the Management members' Overall Compensation
(art. 13, paragraph I, of CVM Resolution No. 81/22)

Hereby, pursuant to article 13, subparagraph I, of CVM Resolution No. 81/22, we submit the proposal to determine the total amount of the annual compensation for the members of the Company's Board of Directors and the statutory Board of Executive Officers.

Thus, for the fiscal year ending December 31, 2025, we propose as total compensation for the management members the amount of up to R$59,540,837 (fifty-nine million, five hundred and forty thousand, eight hundred and thirty-seven Reals) (the "Total Compensation for the Management Members").

The Total Compensation for Management Members includes, for example, the amounts related to salary/*pro-labore*/ management fees, benefits, and short- and long-term variable compensation (including share-based ones) recognized in the Company's income statement, and the Company's Board of Directors is responsible for determining both individual compensations and the proportion of each component in the management members' compensation.

The Management clarifies that the Management Members' Total Compensation proposed herein considers the experience and reputation of the management members, the scope of the responsibilities assumed, and the inherent complexities of their roles. Furthermore, the need to ensure a competitive market position for the Company was a key consideration, facilitating the attraction and retention of top-tier professionals for the management to uphold internal and external balance standards, using a global methodology for defining all compensation levels, as well as market consulting research to guide salary benchmarks.

For information purposes, the Management clarifies that, in the fiscal year ended on December 31, 2024, the total compensation recognized in the company's income statement corresponded to the amount of R$ 70,370,371.71 (seventy million, three hundred and seventy thousand, three hundred and seventy-one Reals and seventy-one cents), according to the total annual amount approved at the Company's Annual General Meeting of April 2024.

Regarding the fiscal year 2025, the Management Members' Total Compensation proposed herein of R$59,540,837 (fifty-nine million, five hundred and forty thousand, eight hundred and thirty-seven reais) represents: (i) a **reduction of 18.2%** (eighteen point two percent) in the compensation provided for the Statutory Board of Executive Officers; and (ii) a reduction of 0.6% (zero point six percent) in the compensation provided for the Board of Directors, compared to the compensation recognized in the income statement of the fiscal year ended on December 31, 2024, as shown in the comparison below:


Statutory Board of Executive Officers' compensation
(stated in R$ thousands)
-18,2%
(-10.759)
59.071
48.313
Achieved in 2024
Estimated for 2025
Achieved in 2024
Proposed for 2025


Board of Directors' compensation
(stated in R$ thousands)
-0,6%
(-71)
11.299
11.228
Achieved in 2024
Proposed for 2025

The composition of the Total Management Compensation estimated for the fiscal year 2025 provides that, for the Board of Directors, 100% (one hundred percent) of the compensation will be fixed.

In turn, for the Statutory Board of Executive Officers, the proposed compensation structure is estimated as follows:

(i) 27.3% (twenty-seven point three percent) referring to the long-term incentive, mainly structured through performance share programs pegged to Total Share Return (TSR). The calculation of the results of these programs is divided into two modalities:

- Relative TSR: it establishes goals based on the performance of the Company's shares compared to the shares of a group of companies in the retail sector. The vesting of the granted shares takes place gradually between the third and the fifth anniversaries of the respective grant.

- Absolute TSR: it links compensation to a scale of performance based on spreads on the return of the IPCA inflation index, which determine the program's achievement percentages. The vesting of the granted phantom shares takes place gradually between the first and the third anniversaries of the respective grant;

(ii) 25.9% (twenty-five point nine percent) linked to Profit Sharing ("PLR"), subject to the achievement of the targets established in the Company's Performance Score;

(iii) 24.8% (twenty-four point eight percent) referring to bonuses, 94.0% (ninety-four percent) of which is estimated that will be subject to the acquisition of Company's shares, subject to a lock-up of twelve (12) months from said acquisition. The award of this bonus is extraordinary and is aligned with the strategic projects within the Company's turnaround plan; and

(iv) 22.0% (twenty-two percent) corresponding to the fixed compensation (salaries, pro-labore, and benefits).

As outlined in the chart below and detailed in Exhibit III to the Management's Proposal, in addition to the **reduction of R$10,759,000 (ten million, seven hundred and fifty-nine thousand Reals) estimated in the compensation of the Statutory Board of Executive Officers between the amount achieved in 2024 and the one estimated for 2025, it is expected that the share-based compensation, pegged to long-term incentives, will represent the largest component of the executives' compensation structure, corresponding to 27.3% of the total compensation. When added to the bonus conditioned to the acquisition of shares, with a 12-month lock-up, this participation is estimated to exceed 50% of the compensation projected for 2025.**


Statutory Board of Executive Officers' compensation
(stated in R$ thousands)
-18,2%
(-10.759)
59.071
6.664
(11,3%)
14.182
(24,0%)
27.526
(46,6%)
10.700
(18,1%)
48.313
13.185
(27,3%)
12.513
(25,9%)
11.970
(24,8%)
10.644
(22,0%)
Share-based compensation
(Long-term incentive)
Profit sharing (PLR)
Bonus (for 2025, and 94% of which is conditional on acquisitions of the Company's shares)
Annual fixed compensation
Achieved in 2024
Proposed for 2025

EXHIBIT III

Proposal for the Management members' Overall Compensation
(Information from Section 8 of the Reference Form)

[Remainder of the page intentionally left blank]
[The Exhibit can be seen on the next page]

8. MANAGEMENT MEMBERS' COMPENSATION

8.1. Describe the compensation policy or practices for the Board of Directors, Non-Statutory Board of Executive Officers, Audit Committee, Statutory Committees, and Audit, Risk, Finance, and Compensation Committees, addressing the following matters:

(a) objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer disclosed the policy, the locations on the World Wide Web where the document can be read

The Company has a Nomination and Compensation Policy for the Members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council that was formally approved at a Board of Directors' meeting held on November 28, 2019, amended on May 31, 2022 (the "Compensation Policy"), which aims to establish the guidelines for defining the compensation of the members of the Board of Directors, the Company's Advisory Committees, the Statutory Board of Executive Officers and the Fiscal Council, as well as to ensure that the compensation of the Company's employees is in accordance with market practices and, consequently, enable the attraction and retention of skilled professionals and their engagement in line with the Company's interests. Accordingly, the Compensation Policy is guided by the following principles:

(i) aligning all interests among the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers, and Fiscal Council, whenever established, and the shareholders of the Company, through a shared risk and return profile;

(ii) determining the individual targets and the Company's areas' targets based on the business strategy established by the management; and

(iii) attracting and retaining professionals by determining their compensation based on the best market standards and counting on the effective contribution of professionals;

Furthermore, the compensation of the Board of Directors, its advisory Committees, Statutory Board of Executive Officers, and Fiscal Council (whenever established) shall adhere to the Compensation Policy and may be composed, on a case-by-case basis and depending on the position, of the following elements:

(i) Fixed Compensation:

The Company's executive compensation practices are benchmarked against market standards as regards their fixed compensation, performing periodic reviews, including through the hiring of renowned specialized consultants to assist in the assessment of the

applicable parameters and references for the definition of the executives' base compensation. Annual reassessments of compensation levels ensure the Company attracts and retains key executives responsible for strategic management.

The fixed compensation package comprises 12 monthly payments, a thirteenth-month salary (payable on a pro-rata temporis basis if employment begins after the fiscal year's start), and all relevant hiring and/or retention bonuses.

(ii) Direct and indirect benefits, such as health-care plan, life insurance, check-up, food voucher, among others:

In alignment with market standards, the Company provides a comprehensive benefits package, including health-care coverage, life insurance, and supplementary provisions such as medical check-ups and food vouchers. To maintain the attractiveness of its benefits package, the company also counts on specialized consultants for ongoing monitoring.

(iii) Short-term variable compensation (corresponding to a profit-sharing plan):

Also in relation to short-term variable compensation, the Company adopts practices comparable to the market, making periodic reviews of the applicable parameters and references. The composition and method of calculating short-term variable compensation is detailed in section 8.1.c below.

(iv) Long-term variable compensation (corresponding to share-based compensation plans):

As mentioned in the previous sections, the Company adopts practices comparable to the market regarding to long-term variable compensation, making periodic reviews of the applicable parameters and references. The composition and method of calculating short-term variable compensation is detailed in section 8.1.c below.

(v) Post-employment benefits, corresponding to a counterpart in a private pension plan for opt-outs;

The post-employment benefit offered by the Company–which also follows practices comparable to the market–comprises a private pension plan, which observes the conditions that are established at the time of hiring an executive. In general, such conditions include a contribution made by the Company in addition to that made by the executive, and, in the event of employment termination, the executive may be entitled to the contributions made by the Company, observing the following requirements: (i) if the termination occurs within 4 years after hiring, the executive is not entitled to receive the contribution made by the Company; (ii) if the termination occurs between 4 and 5 years after hiring, the executive will be entitled to receive 50% of the contribution made by the Company; and (iii) if the termination occurs after 5

years of hiring, the executive will be entitled to receive 100% of the contribution made by the Company.

(vi) Potential amounts related to termination of employment, including severance pay for recognition of time of service, and non-competition agreements, when applicable:

As in relation to the other items, the Company adopts practices comparable to the market regarding payments connected to terminations of ties with its management members, which may include legal and contractual severance pay for recognition of length of service and contribution to the Company, as well as related to non-competition agreements, when applicable, depending on each executive's position. The conditions applicable to executives' termination of office are described in section 8.16 below.

In addition, the Company's share-based compensation plans contain rules related to the treatment to be granted in the event of the executive's termination before the vesting period of the options granted, as detailed in section 8.4 below.

It should be noted that it is not possible to predict, at the time of preparing the proposal for the annual total compensation of the management members, the occurrence of events that may give rise to payments of this nature. In this case, there may be, in a given fiscal year, a substantial increase in the compensation-related expenses for management members, and it may be necessary to rectify the amount of the total compensation approved at the meeting if the amounts payable because of the management members' termination exceed the amount of the total compensation approved at the meeting.

The Compensation Policy is available for consultation on the Company's Investor Relations website (www.gpari.com.br), as well as on the websites of CVM (https://www.gov.br/cvm) and B3 (https://www.b3.com.br).

(b) practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the board of executive officers, pointing out:

(i) the issuer's departments and committees that take part in the decision-making process, detailing how they take part in it

According to art. 152 and 163, § 3, of Law No. 6.404/76 ("Brazilian Corporations Act"), the General Meeting is responsible for setting the total compensation of the management members and the Fiscal Council members' compensation, when established, and the Board of Directors is responsible for deciding on the distribution of the annual total compensation of the management approved by the General Meeting among the management bodies.

It is also incumbent upon the General Meeting to approve stock option and share-based compensation plans with delivery directly in shares, and it is up to the Board of Directors to resolve on the creation of such programs, setting forth their conditions and beneficiaries.

The Company maintains a specialized department focused on compensation matters, with the primary aim of evaluating, organizing, and advising on best practices. Such recommendations are submitted to the Management, People, and Sustainability Committee, responsible for addressing and advising on compensation for Management members, as well as employees and non-statutory executive officers. Thus, the Management, People, and Sustainability Committee together with the Board of Directors assess the adequacy of the compensation paid annually to the Board of Directors and the Board of Executive Officers, as a whole, seeking expert advice from a retained compensation consultant as required.

Regarding individual compensation, the Company's Board of Directors monitors the decision-making process to determine salary references for each position, taking into consideration market practices. These references are then applied to management members under the Company's governance standards.

(ii) criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

As stated in section "a" above, the Compensation Policy sets forth the criteria adopted for the compensation of the members of the Board of Directors, its Advisory Committees, Statutory Board of Executive Officers and Fiscal Council, whenever established, namely:

In addition to the principles stated in section "a" above, the individual compensation of the Company's management members is determined in compliance with the following criteria:

(i) the responsibilities assumed by management members, considering the different positions they hold and the functions they perform;

(ii) time devoted to their duties;

(iii) their competence and professional reputation, in view of their experience and skills; and

(iv) value of their services in the market.

Furthermore, the Company routinely engages specialized firms to conduct or facilitate market research, as well as to carry out assessments and comparisons of positions to be compensated according to market practice by companies with revenues and size similar to that of the Company and that operate in the same or in competing segments.

Once the survey is completed, the Company's area responsible for determining the compensation structure for management members and key personnel submits to the Management, People, and Sustainability Committee suggestions for parameters and strategies for determining the compensation of management members, which, in compliance with the Compensation Policy and based on the requested studies and suggestions received, submits a compensation proposal for approval by the Board of Directors.

It is worth mentioning that, when reviewing the amount of the total compensation of a member of the Board of Executive Officers, the Company endorses the compensation policy in order to ensure that the amount received by the members of the Board of Executive Officers is in line with a selected group of companies from various sectors, of which the companies in the retail segment represent one third (⅓). Furthermore, to attract and retain top talent, the company aims to provide compensation packages comparable to the top 10% of Brazilian companies.

(iii) how often and how the board of directors assesses the adequacy of the issuer's compensation policy

In pursuit of this goal, the Company regularly conducts market research performed by distinguished specialized external consultants contracted specifically for this purpose.

Each year, the Company conducts an evaluation of the monthly compensation, parameters, and references provided by the specialized consultants, comparing them to the Company's actual practices. Based on such reviews, the area dedicated to compensation and structure issues may recommend any proposals for adequacy to the Management, People and Sustainability Committee and the Board of Directors, in order to maintain the Company's competitiveness and adherence to the established strategy.

(c) **composition of the compensation**

(i) description of the various elements that make up the compensation, including, in relation to each of them:

Board of Directors

At present, the compensation of the Board of Directors' members is composed of a monthly fixed portion, which is periodically updated based on the amounts usually paid by the market, encouraging such professionals to maintain a level of excellence in the performance of their functions and the continuous search for improved results.

In fiscal year 2024, as well as for fiscal year 2025, the Company has no compensation for the Board of Directors other than the fixed compensation.

In previous years, certain members of the Board of Directors were entitled to additional compensation, for specific periods, because of their strategic relevance and relevant contribution to the implementation and execution of projects in the Company and their involvement in executive matters related to the Company's management, including with exclusive and full dedication and/or that required dedication of more time than that usually applicable to a director, including, for example, variable compensation and/or per specific project. In such cases, certain directors may receive a substantially higher compensation than that of the other members of the Board of Directors or even higher than that of members of the Board of Executive Officers.

Accordingly, the Company clarifies that, in accordance with precedent set in fiscal year 2024, Board of Directors' members' compensation for fiscal year 2025 will be limited to their fixed compensation, as further supplemental compensation is not projected for future fiscal years. If such a situation occurs again in the future, the Company will reflect such information in this section of its Reference Form.

In any case, regardless of the occurrence of the situation described above, the individual compensation for members of the Board of Directors may vary depending on their individual competencies, seniority, general contribution, and role in the board.

Statutory and non-statutory Board of Executive Officers

The Board of Executive Officers' compensation is structured with fixed and variable components. The fixed compensation is calculated based on the individual's position and skills, taking into consideration overall market practices as determined by surveys conducted by external consultants retained by the Company.

Executive officers are entitled to a package of benefits consistent with those offered by the market to professionals who hold similar positions in other companies, which include dental reimbursement, medical check-up, security, meal vouchers, private pension, life insurance, health insurance, and social insurance, in addition to being beneficiaries of the D&O insurance as detailed in section 7.7 of this Reference Form. The amount of the D&O insurance premium is not considered in the amounts contained in section 8.2 of this Reference Form.

Short-term variable compensation (corresponding to profit sharing) is made through an annual payment pegged to the Company's results for the year, being paid to both the statutory and non-statutory Executive Officers. The payable amount may range from 0% to 150% of the target, and such amount is determined based on the achievement of the targets determined by the Board of Directors, the Company's performance, and the management member's individual performance. At present, the target value of the short-term variable compensation component makes up approximately 25% of the executives' annual direct compensation.

The long-term variable compensation (corresponding to the share-based compensation) aims to encourage the efficiency, productivity, results, and commitment of the statutory and non-

statutory Executive Officers in their performance. The amount to be paid as a result of such share-based compensation plans may vary from 0% to 200% of the target, established from **(i)** targets set based on the performance of the Company's shares compared to the shares of a group of companies in the retail industry; and **(ii)** a scale of performance based on spreads on the return of the IPCA inflation index, which determine the percentages of achievement of the program. At present, the target value of the share-based compensation component constitutes approximately 25% of the executives' annual direct compensation.

The variable compensation of the Board of Executive Officers may also cover any bonuses pegged to meeting Company's strategic targets, or achieving specific events and projects, as determined by the Board of Directors, taking into account the relevance of the topic to the Company and the contribution and engagement of executives for their achievement, subject to the overall limits set by the General Meeting.

<u>Fiscal Council</u>

The compensation for members of the Fiscal Council, if established at the request of the General Meeting, will be composed of a fixed monthly compensation that is not connected to the actual participation in meetings, which cannot be less than 10% of the fixed compensation for each active member that, on average, is paid to every executive officer, pursuant to §3, article 162 of the Brazilian Corporations Act.

<u>Audit Committee (aka Supervisory Board)</u>

The compensation of the Audit Committee's members is composed exclusively of a fixed compensation portion calculated based on the position and skills of the individual according to market researches carried out by consultants hired by the Company, as well as the compensation of the other committees.

Non-Statutory Advisory Committees to the Board of Directors

The compensation of the members of the Non-Statutory Advisory Committees to the Board of Directors is composed exclusively of a fixed monthly installment, calculated mainly based on the responsibilities assumed, the time dedicated to their functions, competence, and experience.

The compensation of Committee members undergoes periodic revision in accordance with standard market practices, to encourage the pursuit of excellence in their functions and continuous improvement in performance.

- **its goals and alignment to the issuer's short, medium, and long-term interests**

The fixed compensation is calculated based on the individual's position and skills with the purpose of maintain balance compared to market practices in general, and the results of surveys conducted by external consultants retained by the Company. In the cases of the Board of

Directors and Advisory Committees, participation in meetings in the respective administrative bodies and compliance with specific responsibilities related to the Company's strategy may also be considered.

Short-term variable compensation – corresponding to profit sharing – is calculated annually based on the results of the fiscal year and other targets related to topics considered strategic for the Company, being certain that only the Board of Executive Officers is entitled to receive short-term variable compensation.

Also within the scope of variable compensation, the granting of specific bonuses related to specific events aims to recognize and compensate the Officers for their essential contribution to achieving a certain target or operation, with relevant impacts for the Company.

The long-term variable compensation, composed of the share-based compensation of Company's shares, aims to encourage the efficiency, productivity, results, and commitment of the management members in their performance, ensuring that their interests are aligned with the company's and its shareholders'. Currently, only the statutory and non-statutory Officers are entitled to receive long-term variable compensation.

In conclusion, the Company's direct and indirect benefits are designed to enhance the appeal of its compensation package and attract and retain the desired professionals.

- **its proportion in the total compensation in the last 3 fiscal years**

The tables below show the proportion of each element in the composition of the total compensation in the last three fiscal years:

Fiscal year ended on December 31, 2024 - yearly amounts				
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Advisory Committees
1. Fixed compensation	**100.00**	**18.11%**	-	**100.00**
(a) Salary/pro-labore fees	100%	14.89%	-	100.00%
(b) Direct and indirect benefits	0.00%	3.22%	-	0.00%
(c) Compensation for taking part in committees	0.00%	0.00%	-	-
(d) Others	0.00%	0.00%	-	0.00%
2. Variable compensation	**0.00%**	**70.61%**	-	**0.00%**
(a) Bonus*	0.00%	46.60%	-	0.00%
(b) Profit sharing (PLR)	0.00%	24.01%	-	0.00%
(c) Compensation for taking part in meetings	0.00%	0.00%	-	0.00%
(d) Commissions	0.00%	0.00%	-	0.00%
(e) Other	0.00%	0.00%	-	0.00%
3. Post-employment benefits	**0.00%**	**0.00%**	-	**0.00%**
4. Termination of office	**0.00%**	**0.00%**	-	**0.00%**

5. Share-based compensation	**0.00%**	**11.28%**	**-**	**0.00%**
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Remarks	* Part of the Bonus paid in 2024 is contractually conditioned to the acquisition of Company's shares by the Statutory Executive Officers benefited, subject to a lock-up period of twelve (12) months from the date of acquisition.			

Fiscal year ended on December 31, 2023 - yearly amounts				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Advisory Committees**
1. Fixed compensation	**96.44%**	**79.08%**	**100.00%**	**100.00%**
(a) Salary/pro-labore fees	92.90%	69.87%	100.00%	100.00%
(b) Direct and indirect benefits	3.55%	9.22%	0.00%	0.00%
(c) Compensation for taking part in committees	0.00%	0.00%	0.00%	-
(d) Others	0.00%	0.00%	0.00%	0.00%
2. Variable compensation	**0.00%**	**13.71%**	**0.00%**	**0.00%**
(a) Bonus	0.00%	0.00%	0.00%	0.00%
(b) Profit sharing (PLR)	0.00%	13.71%	0.00%	0.00%
(c) Compensation for taking part in meetings	0.00%	0.00%	0.00%	0.00%
(d) Commissions	0.00%	0.00%	0.00%	0.00%
(e) Other	0.00%	0.00%	0.00%	0.00%
3. Post-employment benefits	**0.00%**	**0.00%**	**0.00%**	**0.00%**
4. Termination of office	**0.00%**	**0.00%**	**0.00%**	**0.00%**
5. Share-based compensation	**3.56%**	**7.21%**	**0.00%**	**0.00%**
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Fiscal year ended on December 31, 2022 - yearly amounts				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Advisory Committees**
1. Fixed compensation	**51.98%**	**37.05%**	**100.00%**	**100.00**
(a) Salary/pro-labore fees	48.99	29.69%	100.00%	100.00%
(b) Direct and indirect benefits	2.99%	7.36%	0.00%	0.00%
(c) Compensation for taking part in committees	0.00%	0.00%	0.00%	-
(d) Others	0.00%	0.00%	0.00%	0.00%
2. Variable compensation	**0.00%**	**0.00%**	**0.00%**	**0.00%**
(a) Bonus	0.00%	0.00%	0.00%	0.00%
(b) Profit sharing (PLR)	0.00%	0.00%	0.00%	0.00%
(c) Compensation for taking part in meetings	0.00%	0.00%	0.00%	0.00%
(d) Commissions	0.00%	0.00%	0.00%	0.00%
(e) Other	0.00%	0.00%	0.00%	0.00%

3. Post-employment benefits	**0.00%**	**0.00%**	**0.00%**	**0.00%**
4. Termination of office	**26.00%**	**55.45%**	**0.00%**	**0.00%**
5. Share-based compensation	**22.02%**	**7.51%**	**0.00%**	**0.00%**
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**

- **calculation and adjustment methodology for each of the elements of remuneration**

Circular letter/ANNUAL-2025-CVM/SEP: The issuer must also provide all the information required to understand the methodology used to determine the amount (section 8.1 "b.ii") and the form of adjustment (section 8.1 "c.i") of the compensation, describing the organizational structures involved, the responsibility of each of the agencies and members involved, as well as the criteria used by them. For example, if the issuer takes into account the market practices to determine and update the compensation, it must explain how the company monitors and verifies these practices, as well as include detailed information on the comparison criteria used by it (for example, if based on companies of the same size or of different size, of the same sector or of different sectors, etc.).

To determine the Management members' compensation, the Company regularly conducts market research in order to assess whether the criteria and conditions it adopts for determining their compensation are satisfactory and allows for retaining professionals, as well as assessing the need to propose adjustments in any element comprising the compensation that could be misaligned. Such surveys are carried out by specialized consultants recognized in the market, and are based on the analysis of data from the major companies present in the Brazilian market with revenues and size similar to those of the Company.

Once such a survey is completed, the area responsible for determining the compensation structure of management members and key personnel suggests compensation parameters and strategies, including for non-statutory Executive Officers and other strategic positions that do not compose the statutory management.

Such recommendations are submitted to the Management, People, and Sustainability Committee, responsible for addressing and making decisions on the compensation for Management members, as well as for employees and non-statutory executive officers.

The Board of Directors prepares the Management's Proposal so that the shareholders can resolve on the overall amount of compensation to management members.

Regarding monthly remuneration, expert consultant parameters and benchmarks are evaluated against the company's current practices. Based on such reviews, the area dedicated to compensation and structure issues makes recommendations in order to keep the company's competitiveness and adherence to the established strategy.

In addition, regarding short-term variable compensation, the Company uses a method called "Profit Sharing" (PLR) established by **Performance Score** mechanisms, such as trigger and accelerator, and the **Targets Panel**, which groups the target indicators of the program, as detailed below:

(i) At the beginning of each year, the Performance Score indicator is determined, the achievement of which can range from 0% to 120% and has the function of enabling the program, that is, the PLR will only be payable to an employee in case the corresponding targets are achieved. In parallel, the indicators comprising the Targets Panel are determined, each with their respective weights, assigned according to the Company's strategy. Compliance with these indicators, taken together, may result in an achievement of up to 200% of the target or, if not met, 0% of the target;

(ii) At the end of the year, the results are calculated and the achievement of the Performance Score is verified, which, in turn, will be multiplied by the percentage of achievement of the Targets Panel to determine the amount to be distributed as "Profit Sharing" to the Company's employees calculation: Performance Score X Target Panel = Profit Sharing (PLR)], limited, in any scenario, to a maximum cap of 150% of the target;

(iii) The Targets Panel has an employee's Individual Performance indicator, based on which the Management, People and Sustainability Committee performs a qualitative assessment of the results achieved in the year by every employee and submits to the Board of Directors any suggestions for corrections and calibration to be made to the indicator;

(iv) The Board of Directors, at its discretion, assesses any suggestions for correcting the achievement of the Individual Performance target and may increase or decrease it by 10 percentage points, provided that it does not exceed the weight determined at the beginning of the program. After this adjustment, the final percentage on which the Profit Sharing (PLR) amount payable will be calculated is established, limited to the maximum cap of 150% of the *target*; and

(v) This final percentage is then applied to the "Profit-Sharing Distribution Target" or variable compensation, determined individually at the time of hiring or according to the position/function held by every Individual at the beginning of the year under evaluation, in order to calculate the effective amount to be paid to the employee as Profit-Sharing Distribution, which may range from 0% to 150% of the *target*.

In addition, the determination of long-term variable compensation (based on shares) is determined according to the level of seniority of the executive, as well as his duties and responsibilities and previously specified in the agreements signed with them, considering market research carried out with renowned organizations. The amount to be paid to each beneficiary of share-based compensation can range from 0% to 200% of the *target*, and such

amount is determined based on criteria that take into account the executives' contribution in view of the company's strategic goals, as established at the time of granting.

- **key performance indicators taken into account, including, where applicable, ESG-related indicators**

Aiming at complying with the purposes of the Compensation Policy, which is to provide compensation in accordance with market practices, making it possible to attract and retain the best talents in search for excellence, each compensation element considers the following performance indicators to determine their amount:

- ***Fixed compensation (Base Salary and direct and indirect benefits)***: determined based on competitive compensation structures that take into account the *know-how*; problem-solving skills, and responsibilities of each position. The Company's structure is designed based on salary grids, with each grid having an associated average salary that is kept in line with the market's average salary point.

- ***Profit Sharing***: we monitor performance indicators in line with the Company's strategic planning, determined based on its business plan that considers quantitative results and the performance assessment of the executive officers, under the provisions the Company's Profit-Sharing Program that is developed pursuant to Brazilian Law No. 10,101/2000. As an example, in recent years the Company has been using metrics based on the following indicators to calculate the amounts to be distributed under its Profit-Sharing Programs: Sales, NPS, General Overall Administrative and Sales Expenses, EBITDA, Sustainability Index (% of Women in Leadership positions; Energy Consumption), and Market Share.

It is evident that certain indicators are solely financial, while others, incorporating ESG parameters, are quantifiable factors that impact the Company's outcomes and thus exhibit a correlation with its financial performance. Due to the fact such various indicators are independent among themselves, it is worth noticing that there will be the possibility of paying amounts to the Company's officers under their Profit-Sharing Programs, regardless of the distribution of dividends by the Company, based on the applicable performance indicators, under the Profit-Sharing Programs executed every year by the Company. Thus, especially in fiscal years in which net loss or net profit are ascertained below the corporate targets, it is possible that the achievement of a percentage higher than 100% in the fulfillment of the targets attributed to the non-financial indicators offset, even partially, the failure to achieve strictly financial indicators. The total amount paid under the Profit-Sharing Programs is foreseen and limited by the terms and conditions provided for in such Programs referred to above.

The result of the Group and Individual indicators is measured according to the minimum, *target*, and maximum ranges, which are analyzed by the Management, People, and Sustainability Committee that recommends approval to the Board of Directors. It is the average of such results

that will determine the percentage to be applied on the target of each individual's Profit-Sharing Programs.

To calculate and determine the amount to be paid under the Profit-Sharing Programs, the Company applies the method called *Performance Score* (internally aligned with the purposes outlined by GPA and its subsidiaries), a method that in years 2023 and 2024 was applied even to all employees of the Company at medium leadership level (Coordinators).

- **Share-based compensation**: information on the criteria and characteristics of share-based compensation is provided in sections 8.4 to 8.11 of this Exhibit.

(ii) **reasons that justify the composition of the compensation**

The elements that make up the Company's compensation package focus on attracting and retaining talents, that is, competent, skilled, dedicated, and valuable professionals for the Company, who may contribute to its results.

To this end, regarding the total compensation of an Executive Officer, the Company endorses the compensation policy in order to ensure that the amount received by the members of the Board of Executive Officers is in line with that of the companies with which the Company compares itself (the largest economic groups in Brazil) and equivalent to the total compensation of the 10% best payers in Brazil.

(iii) **the existence of unpaid members by the issuer and the reason for this fact**

In fiscal year 2025, one member of the Board of Directors will not receive any type of compensation, as such member also serves on the Board of Executive Officers, for which the member is paid.

(d) existence of any compensation borne by subsidiaries, controlled companies, or direct or indirect controllers

The Company assumed full responsibility for compensating Management and committee members in the fiscal year ended on December 31, 2024, and will continue to do so in 2025.

(e) existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as disposal of the issuer's corporate control

In the event of termination of members of the Board of Executive Officers, at the Company's initiative and with no cause within a period of twenty-four (24) months after a change of control of the Company, the terminated members are entitled to receive an indemnity amount corresponding to a fixed monthly compensation for the remaining period until they complete twenty-four (24) months.

Moreover, the Company may, by resolution of the Board of Directors, assign bonuses or extraordinary compensation to its management members, pegged to relevant corporate events. In this sense, for example, extraordinary compensation (bonuses and phantom shares) were attributed to certain executives who were involved in the preparation measures and other activities related to the public offering of primary distribution of shares issued by the Company in 2024, considering the success and positive impact to the Company of said corporate event.

8.2. Total compensation for the board of directors, board of executive officers, and fiscal council (aka supervisory board)

Total compensation for the current fiscal year ending on December 31, 2025 (estimated) - Yearly amounts				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
Total Nr. of members	9.00	4.00	0.00	**13.00**
Number of paid members	8.00	4.00	0.00	**12.00**
1. Fixed annual compensation				
(a) Salary/pro-labore fees	11,228,328.00	8,966,666.67	0.00	**20,194,994.67**
(b) Direct and indirect benefits	0.00	1,677,329.51	0.00	**1,677,329.51**
(c) Compensation for taking part in committees	0.00	0.00	0.00	**0.00**
(d) Others	0.00	0.00	0.00	**0.00**
2. Variable compensation				
*(a) Bonus**	0.00	11,970,000.00	0.00	**11,970,000.00**
(b) Profit sharing (PLR)	0.00	12,513,296.09	0.00	**12,513,296.09**
(c) Compensation for taking part in meetings	0.00	0.00	0.00	**0.00**
(d) Commissions	0.00	0.00	0.00	**0.00**
(e) Other	0.00	0.00	0.00	**0.00**
3. Post-employment benefits	0.00	0.00	0.00	**0.00**
4. Termination of office	0.00	0.00	0.00	**0.00**
5. Share-based compensation	0.00	13,185,216.54	0.00	**13,185,216.54**
Total**	**11,228,328.00**	**48,312,508.81**	**0.00**	**59,540,836.81**
Remarks	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. * It is expected that the majority of the Bonus to be paid in 2025 (94%) will be contractually conditioned to the acquisition of Company's shares by the Statutory Executive Officers benefited, subject to a *lock-up* period of twelve (12) months from the date of acquisition. ** It considers approx. R$20 million in compensation granted on an extraordinary basis, in line with the strategic projects within the Company's *turnaround* plan.			

Total compensation for the fiscal year ended on Dec. 31, 2024 - Yearly amounts				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
Total Nr. of members	8.75	4.00	0.00	**12.75**
Number of paid members	8.75	4.00	0.00	**12.75**
1. Fixed annual compensation				
(a) Salary/pro-labore fees	11,299,186.00	8,794,933.00	0.00	**20,094,119.00**
(b) Direct and indirect benefits	0.00	1,904,596.97	0.00	**1,904,596.97**
(c) Compensation for taking part in committees	0.00	0.00	0.00	**0.00**
(d) Others	0.00	0.00	0.00	**0.00**

2. Variable compensation				
*(a) Bonus**	0.00	27,526,275.00	0.00	**27,526,275.00**
(b) Profit sharing (PLR)	0.00	14,181,573.07	0.00	**14,181,573.07**
(c) Compensation for taking part in meetings	0.00	0.00	0.00	**0.00**
(d) Commissions	0.00	0.00	0.00	**0.00**
(e) Other	0.00	0.00	0.00	**0.00**
3. Post-employment benefits	0.00	**0.00**	0.00	**0.00**
4. Termination of office	0.00	**0.00**	0.00	**0.00**
5. Share-based compensation	0.00	**6,663,807.67**	0.00	**6,663,807.67**
Total	**11,299,186.00**	**59,071,185.71**	**0**	**70,370,371.71**
Remarks	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. * Part of the Bonus paid in 2024 is contractually conditioned to the acquisition of Company's shares by the Statutory Executive Officers benefited, subject to a lock-up period of twelve (12) months from the date of acquisition.			

Total compensation for the fiscal year ended on Dec. 31, 2023 - Yearly amounts				
	Board of Directors [1]	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
Total number of members	12.00	4.00	3.00	**19.00**
Number of paid members	11.00	4.00	3.00	**18.00**
1. Fixed annual compensation				
(a) Salary/pro-labore fees	21,866,692.53	19,882,398.59	186,000.54	**41,935,091.66**
(b) Direct and indirect benefits	834,626.06	2,623,591.57	0.00	**3,458,217.63**
(c) Compensation for taking part in committees	0.00	0.00	0.00	**0.00**
(d) Others	0.00	0.00	0.00	**0.00**
2. Variable compensation				
(a) Bonus	0.00	0.00	0.00	**0.00**
(b) Profit sharing (PLR)	0.00	3,900,272.99	0.00	**3,900,272.99**
(c) Compensation for taking part in meetings	0.00	0.00	0.00	**0.00**
(d) Commissions	0.00	0.00	0.00	**0.00**
(e) Other	0.00	0.00	0.00	**0.00**
3. Post-employment benefits	0.00	**0.00**	0.00	**0.00**
4. Termination of office	0.00	**0.00**	0.00	**0.00**
5. Share-based compensation	837,399.89	**2,051,851.61**	0.00	**2,889,251.50**
Total	**23,538,718.48**	**28,458,114.76**	**186,000.54**	**52,182,833.78**
Remarks	[1] Data regarding the compensation of the Board of Directors' members provided in the table for the fiscal year 2023 also considered compensation paid to advisory committees' members.			

Total compensation for the fiscal year ended on Dec. 31, 2022 - Yearly amounts				
	Board of	**Statutory Board**	**Fiscal Council**	**Total**

	Directors [1]	of Executive Officers		
Total number of members	12.00	4.00	3.00	**19.00**
Number of paid members	11.00	4.00	3.00	**18.00**
1. Fixed annual compensation				
(a) Salary/pro-labore fees	30,357,866.30	9,426,336.60	432,000.00	**40,216,202.90**
(b) Direct and indirect benefits	1,851,465.24	2,336,754.70	0.00	**4,188,219.94**
(c) Compensation for taking part in committees	0.00	0.00	0.00	**0.00**
(d) Others	0.00	0.00	0.00	**0.00**
2. Variable compensation				
(a) Bonus	0.00	0.00	0.00	**0.00**
(b) Profit sharing (PLR)	0.00	0.00	0.00	**0.00**
(c) Compensation for taking part in meetings	0.00	0.00	0.00	**0.00**
(d) Commissions	0.00	0.00	0.00	**0.00**
(e) Other	0.00	0.00	0.00	**0.00**
3. Post-employment benefits	0.00	0.00	0.00	**0.00**
4. Termination of office	16,114,039.00	17,604,897.29	0.00	**33,718,936.29**
5. Share-based compensation	13,646,000.00	2,383,000.00	0.00	**16,029,000.00**
Total	**61,969,370.54**	**31,750,988.59**	**432,000.00**	**94,152,359.13**
Remarks	[1] Data regarding the compensation of the Board of Directors' members provided in the table for the fiscal year 2022 also considered compensation paid to advisory committees' members.			

8.3. Variable compensation of the board of directors, board of executive officers, and fiscal council (aka supervisory board)

Expected for Dec. 31, 2025 (estimated)	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Nr. of members	9.00	4.00	0.00	**13.00**
Number of paid members	0.00	4.00	0.00	**4.00**
Bonus[1]				
Minimum amount set forth in the compensation plan	0.00	11,970,000.00	0.00	11,970,000.00
Maximum amount set forth in the compensation plan	0.00	11,970,000.00	0.00	11,970,000.00
Amount foreseen in the compensation plan - goals achieved	0.00	11,970,000.00	0.00	11,970,000.00
Profit sharing				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	17,643,796.09 [2]	0.00	17,643,796.09
Amount foreseen in the compensation plan - goals achieved	0.00	12,513,296.09 [3]	0.00	12,513,296.09

[1] The majority of the Bonus to be paid in 2025 (94%) is contractually conditioned to the acquisition of Company's shares by the Statutory Executive Officers benefited, subject to a lock-up period of twelve (12) months from the date of acquisition.

[2] Amount provided for in case 150% of the targets are achieved.

[3] Amount provided for in case 100% of the targets are achieved.

Dec. 31, 2024	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Nr. of members	8.75	4.00	0.00	**12.75**
Number of paid members	0.00	4.00	0.00	**4.00**
Bonus[1]				
Minimum amount set forth in the compensation plan	0.00	27,526,275.00	0.00	27,526,275.00
Maximum amount set forth in the compensation plan	0.00	27,526,275.00	0.00	27,526,275.00
Amount foreseen in the compensation plan - goals achieved	0.00	27,526,275.00	0.00	27,526,275.00
Amount effectively recognized in the financial result for the fiscal year	0.00	27,526,275.00	0.00	27,526,275.00
Profit sharing				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	22,184,008.00	0.00	22,184,008.00
Amount foreseen in the compensation plan - goals achieved	0.00	11,093,165.22	0.00	11,093,165.22
Amount effectively recognized in the financial result for the fiscal year	0.00	14,181,573.07	0.00	14,181,573.07

[1] Part of the Bonus paid in 2024 is contractually conditioned to the acquisition of Company's shares by the Statutory Executive Officers benefited, subject to a lock-up period of twelve (12) months from the date of acquisition.

Dec. 31, 2023	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12.00	4.00	3.00	**19.00**
Number of paid members	0.00	4.00	0.00	**4.00**
Bonus				
Minimum value set forth in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan - goals achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the financial result for the fiscal year	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	22,176,448.00	0.00	22,176,448.00
Amount foreseen in the compensation plan - goals achieved	0.00	11,088,224.00	0.00	11,088,224.00
Amount effectively recognized in the financial result for the fiscal year	0.00	3,900,273.00	0.00	3,900,273.00

Dec. 31, 2022	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	12.00	4.00	3.00	**19.00**
Number of paid members	0.00	4.00	0.00	**4.00**
Bonus				
Minimum value set forth in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan - goals achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the financial result for the fiscal year	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	17,261,355.00	0.00	17,261,355.00
Amount foreseen in the compensation plan - goals achieved	0.00	8,630,678.00	0.00	8,630,678.00
Amount effectively recognized in the financial result for the fiscal year	0.00	0.00	0.00	0.00

8.4. Share-based compensation plan for the board of directors and the statutory board of executive officers

On May 9, 2014, the Company's shareholders approved at the extraordinary general meeting (i) the creation of the Stock Option Plan and its corresponding standard grant agreement ("Stock Option Plan"); and (ii) the creation of the Equity Compensation Plan and its corresponding standard grant agreement (the "Equity Compensation Plan"). The Stock Option Plan and the Equity Compensation Plan also had amendments thereto approved at the (i) Annual and Extraordinary General Meetings held on April 24, 2015 and on April 25, 2019, and (ii) at the Extraordinary General Meeting held on December 30, 2019.

On April 29, 2024, the Company's shareholders approved at the extraordinary general meeting the creation of the Company's "Share-based Incentive Plan and Stock Option Plan" ("Incentive Plan"), with the consequent discontinuation of the Stock Option Plan and the Equity Compensation Plan then in force (the "Revoked Plans").

The amount received by each member of the Company's Management, under both the Revoked Plans and the Incentive Plan, is determined according to the level of seniority of the executive, as well as their duties and responsibilities, and is part of the compensation package of each Management member.

The Chief Executive Officer's compensation is determined through existing contractual agreements, and these figures are established through market surveys undertaken by reputable firms. The amount to be received by the other statutory executive officers is determined by the Chief Executive Officer based on the total amount available for such payment as determined by the Board of Directors and taking into account research as to market practice.

The amount to be paid as a result of the Incentive Plan and the Revoked Plans may range from 0% to 200% of the target, provided that it does not exceed the pool defined in the capital dilution, and such amount is determined from **(i)** targets set based on the performance of the Company's shares compared to the shares of a group of companies in the retail industry; and **(ii)** a scale of performance based on spreads on the return of the IPCA index, which determine the percentages of achievement of the program. At present, the annual target value of the share-based compensation component constitutes approximately 27% of the executives' annual direct compensation.

The Board of Directors will be responsible for approving the programs based on the Incentive Plan, and the first share-based compensation program – performance shares, was approved by the Board of Directors on March 29, 2024 ("Performance Shares Program").

Under the Performance Shares Program, the possibility of paying in cash the amount related to the shares that would be granted is allowed, replacing the transfer of the shares themselves (Phantom Shares). The amount to be paid in cash is calculated based on a performance indicator

of the share defined with a market standard, with a vesting period of 3 years, with the purpose of aligning the board of executive officers with the medium and long-term gains of the shareholders. If an executive officer leaves before his/her vesting period is completed, they'll receive a pro rata payment.

Hereafter, the Company specifies **(i)** the Option Plan and the Equity Compensation Plan, which had options in effect as of December 31, 2024; and **(ii)** the Incentive Plan.

INCENTIVE PLAN

(a) **general terms and conditions**

The Incentive Plan aims to set forth conditions for the granting of: (i) common shares issued by the Company ("Shares") and/or (ii) options to purchase common shares issued by the Company ("Options") to the Statutory Board of Executive Officers, Executive Board, and/or employees of the Company or companies under its control, through the establishment of Share-based Incentive Programs and/or Stock Option Programs (together, the "Programs"), both subject to approval by the Company's Board of Directors.

The Programs that may be established under the Incentive Plan by the Board of Directors will be monitored by the Management, People and Sustainability Committee, which will be responsible for all decisions and approvals related to the Plan and the Programs.

The Board of Directors and the Management, People and Sustainability Committee will be subject to the general limits and conditions set forth in the Incentive Plan, in the Company's Bylaws and in the applicable legislation, and must respect the guidelines set forth by the Company's General Meeting.

Under the Performance Shares Program, each series of shares will receive the letter "D" followed by a number, and the first grant of shares under the terms of the Performance Shares Program will receive the letter D1, and the subsequent series the letter D and the subsequent number.

In the fiscal year ended on December 31, 2024, shares of the "D1" series of the Performance Shares Program were granted.

Any members of the Statutory Board of Executive Officers, Executive Board, and/or employees of the Company or of companies under its control (the "Eligible Members") are eligible to take part in the Plan, and the Management, People and Sustainability Committee shall select, at its sole discretion, from among the Eligible Members determined in each Program, the Participants who will be entitled to the granting of the Shares and/or Options in each Program, as the case may be ("Participants").

(b) **date of approval and body in charge**

The Plan was approved at an extraordinary general meeting held on April 29, 2024.

(c) **maximum number of shares covered**

The shares granted under the incentive programs, added to the options granted in the stock option programs that may be established under the Incentive Plan, may not exceed the maximum limit of 3.5% (three and a half percent) of the shares of the Company's subscribed and paid-in capital stock.

(d) **maximum number of options to be granted**

The options granted under the stock option programs, added to the shares granted under the incentive programs, which may be established under the Incentive Plan, may not exceed the maximum limit of 3.5% (three point five percent) of the shares of the Company's subscribed and paid-in capital stock. This limit is additional and does not consider the stock options already granted under the Revoked Plans, which were discontinued for new grants with the approval of the Incentive Plan.

(e) **conditions for the acquisition of shares**

Every participant shall enter into an agreement with the Company that will set forth the specific terms and conditions of their participation in the Program.

(f) **criteria to determine the acquisition or strike price**

The strike price of the options will be determined by the Board of Directors, upon approval of the stock option programs under the Incentive Plan.

(g) **criteria to determine the acquisition or exercise period**

The Board of Directors shall determine the exercise period of the options and the vesting periods and/or the specific conditions for receiving the shares upon execution of the respective programs.

Under the Performance Shares Program approved at a meeting of the Board of Directors held on March 29, 2024, the following vesting periods are provided for:

(a) 1/3 (one third) of the number of recalculated shares will be transferred to the Participant after 36 (thirty-six) months from the Date of Granting ("First Vesting Period");

(b) 1/3 (one third) of the number of recalculated shares will be transferred to the Participant after 48 (forty-eight) months from the Date of Granting ("Second Vesting Period"); and

(c) 1/3 (one third) of the number of recalculated shares will be transferred to the Participant after 60 (sixty) months from the Date of Granting ("Third Vesting Period").

(h) form of settlement

The shares resulting from the options will come, as may be decided by the Company's Board of Directors: (i) from the issuance of new common shares, which will grant the participants the same rights as the shares currently issued by the Company, within the limit of the Company's authorized capital; and/or (ii) of shares held in treasury, if available. Participants will receive shares after paying the strike price set by the Board of Directors.

The shares subject to the incentives granted through the incentive programs that may be established, will come from shares held in treasury, in compliance with the applicable regulations, or, alternatively, if there are no shares in treasury, upon payment in cash under the terms determined by the Board of Directors in the respective programs. The Board of Directors will decide on performance targets for share grants, if any, and whether those grants are free or paid.

(i) restrictions on the transfer of shares

The options granted in the respective Stock Option Programs may not be sold or encumbered, directly or indirectly, by the Participants, except by resolution of the Board of Directors.

In turn, the shares granted under the Performance Shares Program may be transferred without charge or impediment, being available for sale at any time, provided that the trade limitations established by relevant laws and regulations are respected, as well as the guidelines defined in the Company's internal policies and any other agreements, programs or incentive schemes to which the Participant is bound.

(j) criteria and events that, when found, will cause the suspension, change, or termination of the plan

The Incentive Plan entered into force on the date of its approval by the Company's General Meeting and will remain effective for an indefinite term. The Incentive Plan may be terminated, suspended, or amended at any time, upon approval at the Company's General Meeting. Termination of the Incentive Plan will not affect the effectiveness of programs approved under the Incentive Plan.

In the event that the number, type, and/or class of shares issued by the Company are changed because of splits, bonuses, reverse splits or conversions, the Committee shall inform the Participants in writing of the adjustment corresponding to the acquisition price, number, type and/or class of shares subject to each of the incentive and/or Option in force, as the case may be.

(k) consequences in case a management member leaves the issuer's bodies, on his/her rights provided for in the share-based compensation plan

The Board of Directors shall have broad powers to determine in each of the Programs the rules, consequences, and procedures governing the maintenance or loss of rights related to the Options and/or the Shares by the Participants in the event of (i) contractual termination; (ii) death; (iii) permanent disability; (iv) retirement; or (v) dissolution and/or liquidation of the Company.

Under the Performance Shares Program, if, at any time during its term, the beneficiary:

(i) is involuntarily discharged from the Company (or any company under its control, as the case may be), through dismissal with no Cause, or removal from office without breach of the duties and responsibilities of management member, the Participant may be entitled to receive a number of shares calculated pro rata temporis in relation to the Total Vesting Period, after the application of the Performance Multiplier Factor, in accordance with the Regular Schedule of the Program;

(ii) is involuntarily discharged from the Company (or from any company under its control, as the case may be), upon dismissal for Cause, or removal from his/her position for violating the duties and attributions of management member, all shares not yet transferred under the respective Grant Agreement, on the Termination Date, will be automatically cancelled, in full right, regardless of prior notice or notification, and without the right to any indemnity;

(iii) leaves the Company (or any company under its control, as the case may be) voluntarily, resigning from its job, or resigning from its position as management member, all shares not yet transferred under the respective Grant Agreement, on the Termination Date, will be automatically cancelled, in full right, regardless of prior notice or notification, and without the right to any indemnity;

(iv) leaves the Company (or any company under its control, as the case may be), voluntarily having retired in the course of the employment agreement, within 15 (fifteen) days from the Dismissal Date, the Participant will be entitled to receive all shares granted, including the shares in the Total Vesting Period, under the Grant Agreement, after the application of the Performance Multiplier Factor, in accordance with the Regular Schedule of the Program;

(v) leaves the Company (or any company under its control, as the case may be) due to death or permanent disability, within 30 (thirty) days from the date of issuance of the inventory, court order or declaration of permanent disability issued by the National Social Security Institute (INSS), the heirs and legal successors of the Participant, as the case may be, will be entitled to receive all the shares granted, including the shares in Total Vesting Period, according to the Grant Agreement, after the

application of the Performance Multiplier Factor, according to the Regular Schedule of the Program.

For the purposes of the Program: (a) "Termination for Cause" means the following cases: (i) unlawful act or serious negligence by a Participant in providing services to the Company; (ii) any final and unappealable conviction of a Participant for any intentional crime; (iii) violation, by the Participant, of any existing contract or obligation with the Company, its subsidiaries, or its shareholders; (iv) any action or omission of a Participant that may be harmful, with regard to monetary or reputational/image or other aspects, to the business of the Company, its shareholders, or its subsidiaries; or (v) any other fact that characterizes just cause/justifiable reason for the Company to terminate the relationship with the Participant under the terms of the legislation applicable to the relationship between the Company and the Participant; and (b) "Termination Date" means the date of the notice of dismissal/termination or the delivery of the dismissal/resignation request, as the case may be, without considering the projection of any type of prior, legal, or contractual notice.

In the event that the Participant is transferred from the Company to a subsidiary or affiliate of the Company, the Participant may be entitled to receive a number of shares calculated pro rata temporis in relation to the Total Vesting Period, after the application of the Performance Multiplier Factor, in accordance with the Regular Schedule of the Program.

Without prejudice to the foregoing, the Board of Directors, assisted by the Management, People and Sustainability Committee, may establish for each Participant special conditions for termination, different from those described above, in extraordinary cases and provided that the decision regarding these special conditions is duly substantiated.

EQUITY COMPENSATION PLAN

(a) general terms and conditions

The Equity Compensation Plan provided for the general conditions for granting options to purchase common shares issued by the Company and was managed by the Company's Board of Directors, which established the Company's Management, People and Sustainability Committee to assist it in managing the Equity Compensation Plan, among other matters.

Such Committee members used to meet to grant the options of the series of the Equity Compensation Plan and, whenever required, to decide on the matters that may arise connected to the Equity Compensation Plan.

Each series of stock option grants received the letter "B" followed by a number, and the first grant of stock options under the terms of the Plan received the letter B1, and the subsequent series the letter B and the subsequent number.

In the fiscal year ended on December 31, 2024, options granted of Series B9 and B10 of the Equity Compensation Plan were in force.

The Company's employees and management members were eligible to take part in the Equity Compensation Plan, as well as the employees and management members of companies that were members of the GPA Group who were considered key executives ("Participant"), all of which being subject to the approval by the Board Directors.

Participation in the Equity Compensation Plan did not interfere with the income which the Participant was entitled to as an employee and/or management member of the Company, such as salary, management fees, pro labore fees, benefit, profit sharing and/or any other benefit or compensation.

(b) date of approval and body in charge

The Compensation Plan was approved at an extraordinary general meeting held on May 9, 2014, and was amended at extraordinary general meetings held on April 24, 2015, April 25, 2019, and December 30, 2019. On April 29, 2024, the Compensation Plan was revoked because of the approval of the Incentive Plan.

(c) maximum number of shares covered

Under the provisions of the Equity Compensation Plan, the stock options granted under the Equity Compensation Plan could grant acquisition rights over a number of shares that did not exceed 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or able to be issued under the terms of the Equity Compensation Plan was subject to adjustments due to splits, reverse split, and bonus.

(d) maximum number of options to be granted

The Company's Board of Directors was responsible for establishing the total number of options to be granted through programs, observing, however, the maximum number of options that were granted as set forth in subparagraph (c) above.

Each stock option that is still outstanding will entitle the Participant the right to subscribe or acquire one (1) common share issued by the Company.

(e) conditions for the acquisition of shares

The granting of stock options was formalized by the signature between the Company and the Participant of the call option agreement, which should set forth in detail the total number of shares subject to the corresponding stock option, the term and conditions for the due acquisition of the right to exercise the stock option, the conditions for such exercise, the acquisition price,

and the conditions for its payment, subject to the provisions of the Equity Compensation Plan (the "Call Option Agreement").

For the purposes of such Equity Compensation Plan, the date of the deliberation made by the Committee of the series of options granted was the date on which such options should be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, had agreed to make part of the Equity Compensation Plan by formalizing the Call Option Agreement (the "Date of Granting").

The Participant who wishes to exercise its call options must inform the Company in writing his/her intention to do so, specifying the number of options he/she wishes to exercise, and may only exercise it during the Exercise Period (as defined below). Such information to the Company shall follow the model of the option exercise agreement attached to the corresponding Call Option Agreement (the "Option Exercise Agreement").

The Participant may exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant must send the corresponding Option Exercise Agreement during the Exercise Period, observing the respective grace periods as detailed in item (g) below.

The Compensation Plan did not provide for other conditions to allow the exercise of the options granted and the consequent acquisition of the shares.

(f) criteria to determine the acquisition or strike price

The strike price of each stock option granted under the Equity Compensation Plan is BRL0.01 (one cent of Real) (the "Strike Price").

(g) criteria to determine the acquisition or exercise period

Options granted to a Participant could not be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Vesting Period"), and could only be exercised in the Exercise Period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ended on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period"), except for the cases of anticipation, according to section (n) and applicable subparagraphs below or as allowed by the Committee under the terms of the plan.

(h) form of settlement

Until the 30th (thirtieth) day of the month in which it would receive the Option Exercise Agreement, the Company should inform the corresponding Participant: (i) the total strike price to be paid, resulting from multiplying the Strike Price by the number of options informed by the Participant in the Option Exercise Agreement; (ii) the date of delivery to the Participant of the

shares subject of the exercise of options, which should occur after approval of the capital stock increase resulting from the exercise of the corresponding options by the Board of Directors, within the limit of authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement (the "Share Acquisition Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant should pay the total strike price, in local currency, through a discount on the Participant's payroll, observing that the deadline was always the 10th (tenth) day before the Share Acquisition Date (the "Payment Date").

(i) restrictions on the transfer of shares

The Equity Compensation Plan did not provide for restrictions on the transfer or circulation of the shares obtained with the exercise of the options, with the exception of the Board of Directors' competence to set forth such restrictions on the concession contracts as it could deem necessary.

(j) criteria and events that, when found, will cause the suspension, change, or termination of the plan

The options granted under the terms of the Equity Compensation Plan would be extinguished automatically, ceasing all their full effects, in the following cases: (i) upon their full exercise, as established in section 6 of the Equity Compensation Plan; (ii) after the expiration of the call option effective term; (iii) upon termination by common agreement between the Company and the Participant, of the Call Option; (iv) if the Company would be dissolved, liquidated, or have its bankruptcy declared; or (v) in the cases provided for in section (k) below, subject to any specific conditions that the Committee could provide for certain Participants.

Should the number, type and class of shares existing on the date of approval of the Equity Compensation Plan be eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee should be responsible for performing the corresponding change in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Equity Compensation Plan.

(k) consequences in case a management member leaves the issuer's bodies, on his/her rights provided for in the share-based compensation plan

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Equity Compensation Plan could be extinguished or changed, subject to the following provisions:

If, at any time during the effective term of the Plan, the Participant:

(i) would be involuntarily severed from the Company (or any company of GPA), as the case may be, by a dismissal without cause, or removal from office with no breach of duties and responsibilities of director or officer, the Participant could exercise, within 10 (ten) days from the date of termination, the number of options calculated *pro rata* as to the time as regards the Vesting Period. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation;

(ii) would be dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal for cause or removal from his/her position for violating the duties and duties of director or officer, all call options already exercisable or not yet exercisable under the respective Call Option Agrement on the date of their termination would automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iii) would leave the Company (or any GPA company), as the case may be, on a voluntary basis, by resigning from his/her job or resigning from his/her position as director or officer, all call options already exercisable or not yet exercisable under the respective Call Option contract on the date of his/her termination would automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iv) would leave the Company (or any GPA company) voluntarily, having retired in the course of the employment agreement, within 15 (fifteen) days from the date of job termination, the Participant could exercise all call options under the Call Option agreement, including the purchase options in the Grace Period, subject to the other provisions set forth in section 6 of the Equity Compensation Plan. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation; and

(v) would leave the Company (or any GPA company, as the case may be) due to death or permanent disability, within 30 (thirty) days from the date on which a court letters of administration or out-of-court letters of administration (issued by a notary public) or the competent court order that appoints the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the National Social Security Institute (INSS), the Participant's legal heirs and successors, as the case may be, could exercise all call options according to the Option Agreement, including the call options within the Vesting Period, subject the other provisions set forth in section 6 of the Equity Compensation Plan. In case the Participant's heirs or legal successors do not exercise the call options within the aforementioned

period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of prior notice or communication, and without the right to any indemnity or compensation.

In the event that the Participant is transferred from the Company to another company of the Pão de Açúcar Group, the Participant could exercise, within 180 (one hundred and eighty) days from the date of such transfer, the number of call options calculated pro rata as to the time as regards the Vesting Period. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation.

Without prejudice to the foregoing, the Board of Directors, assisted by the Management, People and Sustainability Committee, may establish for each Participant special conditions for termination, different from those described above, in extraordinary cases and provided that the decision regarding these special conditions is duly substantiated.

CALL OPTION PLAN

(a) **general terms and conditions**

The Call Option Plan, while in force, established the general conditions for granting options to purchase common shares issued by the Company and was managed by the Company's Board of Directors and the Committee (as defined above).

The Committee members met to grant the options of the series of the Call Option Plan and, whenever required, to decide on the matters that could arise connected to the Call Option Plan.

Each series of stock option grants received the letter "C" followed by a number, and the first grant of stock options received the denomination "C1", while the subsequent series received the letter C and the subsequent number.

The Company's employees and management members were eligible to take part in the Call Option Plan, being certain that the employees and managers of companies that are members of GPA and considered key executives ("Participant") may also participate, all of which being subject to the approval by the Board Directors or the Committee, as applicable.

The fact that the Participant takes part in the Call Option Plan did not interfere with the compensation that the Participant was entitled to as an employee and/or manager of the Company, such as salary, management fees, pro labore fees, benefit, profit sharing, and/or any other advantage or compensation.

(b) **date of approval and body in charge**

The Equity Compensation Plan was approved at an extraordinary general meeting held on May 9, 2014, and was amended at extraordinary general meetings held on April 24, 2015, April 25, 2019, and December 30, 2019. On April 29, 2024, the Equity Compensation Plan was revoked because of the approval of the Incentive Plan.

(c) **maximum number of shares covered**

The stock options granted under the Call Option Plan could grant acquisition rights over a number of shares that did not exceed 2% (two percent) of the total number of common shares issued by the Company. The total number of shares issued or able to be issued under the terms of the Call Option Plan was subject to changes due to splits, reverse split, and bonus.

(d) **maximum number of options to be granted**

The Company's Board of Directors could establish the total number of options to be granted through programs, observing, however, the maximum number of options to be granted provided for in subparagraph (c) above.

Each stock option entitled Participants the right to subscribe or acquire one (1) common share issued by the Company.

(e) **conditions for the acquisition of shares**

The granting of stock options was formalized by the signature between the Company and the Participant of the call option agreement, which should set forth in detail the total number of shares subject to the corresponding stock option, the term and conditions for the due acquisition of the right to exercise the stock option, the conditions for such exercise, the acquisition price, and the conditions for its payment, subject to the provisions of the Call Option Plan (the "Call Option Agreement").

For the purposes of such Call Option Plan, the date of the deliberation made by the Committee of the series of options granted was the date on which such options should be deemed to have been granted to the corresponding Participants, provided that every Participant, even if on a date subsequent to the date of deliberation by the Committee, had agreed to make part of the Call Option Plan by formalizing the Call Option Agreement (the "Date of Granting").

The Participant wishing to exercise its call options should inform the Company in writing during the Exercise Period as defined in section (i) below of its intention to do so, informing the number of options such Participant wished to exercise. Such information to the Company should follow the model of the option exercise agreement attached to the corresponding Call Option Agreement (the "Option Exercise Agreement").

The Participant could exercise its purchase options in whole or in part, on one or more occasions, provided that for each exercise the Participant should send the corresponding Option Exercise Agreement during the Exercise Period, observing the respective grace periods as detailed in item (g) below.

The Call Option Plan did not provide for other conditions to allow the exercise of the options granted and the consequent acquisition of the shares.

(f) criteria to determine the acquisition or strike price

The strike price of the call option for each series granted under the Call Option Plan should correspond to 80% (eighty percent) of the average closing price of the negotiations for the common shares issued by the Company carried out in the last 20 (twenty) trading sessions of B3 S.A. - Brasil, Bolsa, Balcão - prior to the date of convening the meeting of the Committee that decided on the granting of the options of that series (the "Strike Price").

(g) criteria to determine the acquisition or exercise period

Options granted to a Participant could not be exercised for a period of 36 (thirty-six) months from the Date of Granting ("Vesting Period"), and could only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month counted from the Date of Granting, and ending on the last day of the 42nd (forty-second) month from the Date of Granting (the "Exercise Period"), except for the cases of anticipation, according to section (n) and applicable subparagraphs below or as allowed by the Committee under the terms of the plan.

(h) form of settlement

Until the 30th (thirtieth) day of the month in which it received the Option Exercise Agreement, the Company should inform the corresponding Participant: (i) the total strike price that would be paid, resulting from multiplying the Strike Price by the number of options informed by the Participant in the Option Exercise Agreement; (ii) the date of delivery to the Participant of the shares subject of the exercise of options, which should occur after approval of the capital stock increase resulting from the exercise of the corresponding options by the Board of Directors, within the limit of authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Agreement (the "Share Acquisition Date"); (iii) the number of shares to be delivered to the Participant; and (iv) the period in which the Participant should pay the total strike price, in local currency, through an electronic transfer of immediately available funds directly to the Company's bank deposit account, observing that the deadline for this payment will always be the 10th (tenth) day before the Share Acquisition Date (the "Payment Date").

(i) **restrictions on the transfer of shares**

Under the provisions of section 6.5 of the Call Option Plan, for the period of 180 (one hundred and eighty) days from the Payment Date, the Participant who had not yet exercised the options granted under the Call Option Plan should be prohibited from directly or indirectly selling, assigning, exchanging, transferring, allotting to the capital of another company, granting an option, or even entering into any covenant or agreement that resulted or could result in the direct or indirect assignment, by any price or even free of charge, of all or any of the shares acquired by the exercise of the call option under the Call Option Plan.

(j) **criteria and events that, when found, will cause the suspension, change, or termination of the plan**

The options granted under the terms of the Call Option Plan would be extinguished automatically, ceasing all their full effects, in the following cases: (i) upon their full exercise, as established in section 6 of the Call Option Plan; (ii) after the expiration of the call option effective term; (iii) upon termination by common agreement between the Company and the Participant, of the Call Option; (iv) if the Company would be dissolved, liquidated, or have its bankruptcy declared; or (v) in the cases provided for in section (k) below, subject to any specific conditions that the Committee could provide for certain Participants.

Should the number, type and class of shares existing on the date of approval of the Call Option Plan be eventually changed as a result of bonuses, splits, reverse splits, conversion of shares of one kind or class into another or conversion into shares of other securities issued by the Company, the Committee should be responsible for performing the corresponding change in the number and class of shares subject to the options granted and on their corresponding strike price, in order to avoid distortions in the application of the Call Option Plan.

(k) **consequences in case a management member leaves the issuer's bodies, on his/her rights provided for in the share-based compensation plan**

In the event any Participant is severed whether by dismissal, for cause or not, resignation or removal from office, retirement, permanent disability or death, the rights entitled to such severed Participant under the Call Option Plan could be extinguished or changed, subject to the following provisions:

If, at any time during the effective term of the Plan, the Participant:

(i) would be involuntarily severed from the Company (or any company of GPA), as the case may be, by a dismissal without cause, or removal from office with no breach of duties and responsibilities of director or officer, the Participant could exercise, within 10 (ten) days from the date of termination, the number of options calculated *pro rata* as to the time as regards the Vesting Period. In case the Participant does not exercise his/her right to such number of call

options within the aforementioned period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation;

(ii) would be dismissed from the Company (or from any GPA company), as the case may be, involuntarily, through dismissal for cause or removal from his/her position for violating the duties and duties of director or officer, all call options already exercisable or not yet exercisable under the respective Call Option Agrement on the date of their termination would automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iii) would leave the Company (or any GPA company), as the case may be, on a voluntary basis, by resigning from his/her job or resigning from his/her position as director or officer, all call options already exercisable or not yet exercisable under the respective Call Option contract on the date of his/her termination would automatically be extinguished, in full right, regardless of any prior notice or notification and without the right to any indemnity or compensation;

(iv) would leave the Company (or any GPA company) voluntarily, having retired in the course of the employment agreement, within 15 (fifteen) days from the date of job termination, the Participant can exercise all call options under the Call Option agreement, including the purchase options in the Grace Period, subject to the other provisions set forth in section 6 of the Call Option Plan. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised will be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation; and

(v) would leave the Company (or any GPA company), as the case may be, due to death or permanent disability, within 30 (thirty) days from the date on which a court letters of administration or out-of-court letters of administration (issued by a notary public) or the competent court order that appoints the heirs and legal successors of the Participant in the event of death or declaration of permanent disability issued by the National Social Security Institute (INSS), the Participant's legal heirs and successors, as the case may be, could exercise all call options according to the Option Agreement, including the call options within the Vesting Period, subject the other provisions set forth in section 6 of the Call Option Plan. In case the Participant's heirs or legal successors do not exercise the call options within the aforementioned period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of prior notice or communication, and without the right to any indemnity or compensation.

In the event that the Participant was transferred from the Company to another company of the Pão de Açúcar Group, the Participant could exercise, within 180 (one hundred and eighty) days from the date of such transfer, the number of call options calculated pro rata as to the time as

regards the Vesting Period. In case the Participant does not exercise his/her right to such number of call options within the aforementioned period, all call options that have not been exercised would be automatically extinguished, in full right, regardless of any prior notice or communication and without the right to any indemnity or compensation.

Without prejudice to the foregoing, the Board of Directors, assisted by the Management, People and Sustainability Committee, could establish for each Participant special conditions for termination, different from those described above, in extraordinary cases and provided that the decision regarding these special conditions is duly substantiated.

8.5. **Share-based compensation in the form of stock options recognized in the result of the last 3 fiscal years and that foreseen for the current fiscal year of the Board of Directors and the Statutory Board of Executive Officers**

Share-based compensation in the form of stock options expected for the current fiscal year (2025)

Share-based compensation in the form of call options expected for the current fiscal year (2025)		
	Board of Directors	Executive Officers
Total number of members	9.00	4.00
Number of paid members	0.00	4.00
Weighted average strike price:		
• of outstanding call options at the beginning of the fiscal year	N/A	0.01
• of call options forfeited and expired during the fiscal year	N/A	N/A
• of call options exercised during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	N/A	0.45%

Share-based compensation in the form of stock options; fiscal year ended in (2024)

Share-based compensation in the form of call options – Fiscal year ended on December 31, 2024		
	Board of Directors	Executive Officers
Total number of members	8.75	4.00
Number of paid members	0.00	4.00
Weighted average strike price:		
• of outstanding call options at the beginning of the fiscal year	N/A	0.01
• of call options forfeited and expired during the fiscal year	N/A	N/A
• of call options exercised during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	0.00	0.45%

Share-based compensation in the form of stock options; fiscal year ended on (2023)

Share-based compensation in the form of call options – Fiscal year ended on December 31, 2023		
	Board of Directors	Executive Officers
Total number of members	12.00	4.00
Number of paid members	0.00	4.00
Weighted average strike price:		
• of outstanding call options at the beginning	0	2,33

of the fiscal year		
• of call options forfeited and expired during the fiscal year	0	0
• of call options exercised during the fiscal year	0	0
Potential dilution in case of exercise of all outstanding options	N/A	0.83%

Share-based compensation in the form of stock options; fiscal year ended on (2022)

Share-based compensation in the form of call options – Fiscal year ended on December 31, 2022		
	Board of Directors	Executive Officers
Total number of members	12.00	4.00
Number of paid members	2.00	3.00
Weighted average strike price:		
• of outstanding call options at the beginning of the fiscal year	2.87	32.84
• of call options forfeited and expired during the fiscal year	0	0
• of call options exercised during the fiscal year	0	35.32
Potential dilution in case of exercise of all outstanding options	0.12%	0.17%

8.6. Grants of Stock Options performed in the last 3 fiscal years and foreseen for the current fiscal year, of the Board of Directors and the Statutory Board of Executive Officers

The Company does not intend to grant call options to members of the Board of Directors or the Board of Executive Officers in the current fiscal year.

The Company also did not make such grants in the fiscal year ended on December 31, 2024 and December 31, 2022. Thus, the information below covers the data for the fiscal year ended on December 31, 2023.

Granting of stock options: fiscal year ended in 2023

Granting of stock options: fiscal year ended in 2023			
	Board of Directors	Statutory Board of Executive Officers	
		B10 Series	B9 Series
Total number of members	12	4	
Total number of paid members	0	4	1
Date of grant	-	May 31, 2023	07/01/2023
Number of options granted	-	1,746,092	487,013
Deadline for options to become exercisable	-	May 31, 2026	July 1st, 2026
Maximum term for the options to be exercised	-	Nov. 31, 2026	July 1st, 2026
Period of restriction to transfer shares received as a result of the exercise of options	-	N/A	N/A
Fair value of options on the date of grant	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.	
Multiplication of the number of shares granted by the fair value of the shares on the date of granting	-	The market value of GPA's shares was impacted by the separation of the Éxito and GPA businesses, making it difficult to accurately determine the fair value of the shares on the grant date.	

8.7. Outstanding call options of the Board of Directors and the Statutory Board of Executive Officers at the end of the previous fiscal year

Outstanding options at the end of the fiscal year ended on December 31, 2024

B10 Series		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Number of paid members	0	4
Regarding call options still not exercisable		
Quantity	-	1,746,092
Date on which they will become exercisable	-	May 31, 2026
Maximum term for the options to be exercised	-	Nov. 31, 2026
Restricted period to transfer shares	-	N/A
Weighted average strike price	-	0.01
Fair value of the options on the last day of the fiscal year	-	R$ 3.80
Regarding exercisable call options		
Quantity	-	N/A
Maximum term for the options to be exercised	-	N/A
Term of restriction to transfer shares	-	N/A
Weighted average strike price	-	N/A
Fair value of the options on the last day of the fiscal year	-	N/A
Fair value of the total options at the last day of the fiscal year	-	R$6,635,149.60

B9 Series		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Number of paid members	0	1
Regarding call options still not exercisable		
Quantity	-	487,013
Date on which they will become exercisable	-	July 1st, 2026
Maximum term for the options to be exercised	-	July 1st, 2026
Restricted period to transfer shares	-	N/A
Weighted average strike price	-	0.01
Fair value of the options on the last day of the fiscal year	-	BRL 3.69
Regarding exercisable call options		
Quantity	-	N/A
Maximum term for the options to be exercised	-	N/A
Term of restriction to transfer shares	-	N/A
Weighted average strike price	-	N/A

Fair value of the options on the last day of the fiscal year	-	N/A
Fair value of the total options at the last day of the fiscal year	-	R$1,797,077.97

8.8. Call options exercised related to the share-based compensation of the Board of Directors and the Statutory Board of Executive Officers in the last 3 fiscal years

No options related to share-based compensation were exercised in the fiscal years ended on December 31, 2023 and December 31, 2024. Thus, the information below covers the data for the fiscal year ended on December 31, 2022.

Options exercised related to share-based compensation; fiscal year ended on December 31, 2022

Options exercised related to share-based compensation; fiscal year ended on December 31, 2022				
	Board of Directors		Statutory Board of Executive Officers	
	B6 Series	C6 Series	B6 Series	C6 Series
Total number of members	12	12	4	4
Total number of paid members	2	1	3	2
Number of shares	83,431	11,974	16,475	17,704
Weighted average strike price	R$ 0.01	R$17.39	R$ 0.01	R$17.39
Weighted average market price of shares related to exercised options	R$88.26	R$70.88	R$88.26	R$70.88
Multiplication of the total exercised options by the difference between the weighted average strike price and the weighted average market price of the shares related to the exercised options	R$7,363,620.06	R$848,717.12	R$1,454,083.50	R$1,254,859.52

8.9. Potential dilution regarding the share-based compensation in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the past 3 fiscal years and that foreseen for the current fiscal year of the board of directors and the statutory board of executive officers:

At the Extraordinary General Meeting held on April 29, 2024, the Company's shareholders approved the Incentive Plan, according to the Management's Proposal approved by the Board of Directors on March 29, 2024. The Board of Directors is responsible for approving the programs based on the plan approved at the meeting, and the first share-based compensation program–performance shares, was approved by the Board of Directors on March 29, 2024, subject to the approval of the new plan at the meeting.

The Company does not intend to grant shares or phantom shares to members of the Board of Directors or the Board of Executive Officers in the current fiscal year.

Regarding the fiscal years ended on Dec. 31, 2023 and Dec. 31, 2022, the Company did not have a share-based compensation plan in the form of shares to be delivered directly to the beneficiaries.

Thus, the information below covers the data for the fiscal year ended on December 31, 2024.

Share-based compensation in the form of a grant of shares expected for the current fiscal year (2025)		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	9	4
Number of paid members	0	4
Potential dilution in case of granting of all shares to beneficiaries	N/A	2.34[1]

Share-based compensation in the form of a share grant – Fiscal year ended on December 31, 2024		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Number of paid members	0	4
Potential dilution in case of granting of all shares to beneficiaries	0	2.34[2]

[1]Calculations of potential dilution incorporated shares granted under the Performance Shares Program, encompassing both physical delivery (D1 series) and cash payments equivalent to Phantom Shares.
[2]Calculations of potential dilution incorporated shares granted under the Performance Shares Program, encompassing both physical delivery (D1 series) and cash payments equivalent to Phantom Shares.

8.10. **Granting of shares carried out in the last three fiscal years and foreseen for the current fiscal year of the Board of Directors and the Statutory Board of Executive Officers:**

The shareholders approved the Incentive Plan at the Extraordinary General Meeting held on April 29, 2024, with the consequent discontinuation of the Revoked Plans. The Board of Directors is responsible for approving the programs based on the Incentive Plan, and the first share-based compensation program–performance shares, was approved by the Board of Directors on March 29, 2024, subject to the approval of the new plan at the meeting.

The Company does not intend to grant shares or phantom shares to members of the Board of Directors or the Board of Executive Officers in the current fiscal year.

Regarding the fiscal years 2023 and 2022, the Company did not have a share-based compensation plan in the form of shares to be delivered directly to the beneficiaries.

Thus, the information below covers the data for the fiscal year ended on December 31, 2024.

Grants of shares performed in the fiscal year ended on December 31, 2024				
(a) Body	Board of Directors	Statutory Board of Executive Officers		
		Apr. 16, 2024 (Phantom Shares)	Jun. 16, 2024 (D1 series)	Dec. 26, 2024 (Phantom Shares)
(b) Total number of members	8.75	4	4	4
(c) Number of paid members	0	2	4	2
(d) Grant Date	N/A	Apr. 16, 2024	Jun. 16, 2024	Dec. 26, 2024
(e) Number of shares granted	N/A	1,961,051	5,566,804	3,942,500
(f) maximum deadline to deliver the shares [1]	N/A	Apr. 16, 2024	Jun. 16, 2029	Dec. 26, 2027
(g) restricted period to transfer shares [(2)]	N/A	N/A	N/A	N/A
(h) Fair value of shares on the grant date [(3)]	N/A	R$3.20	R$3.39	R$3.20
(i) Multiplication of the number of shares granted by the fair value of the shares on the date of granting [(4)]	N/A	R$6,275,363.20	R$18,871,499.50	R$12,616,000.00

(1) It represents the deadline on which the shares granted will be delivered to the beneficiaries, even if some situations are provided for in which the shares can be delivered before this deadline, such as, for example, in some liquidity event (sale of control, merger, spin-off, etc.).

(2) It corresponds to the period (or minimum date) before which the shares granted cannot be sold, that is, the lock-up period after delivery of the shares.

(3) It corresponds to the fair value on the date on which the shares were granted.

(4) It represents the total value of the compensation to be recognized for that specific granting. It should be noted that such recognition is made proportionally, each year, throughout the vesting period, that is, between the granting and the effective delivery of the shares.

8.11. Shares delivered shares regarding the share-based compensation of the Board of Directors and statutory board of executive officers

The Company has not made deliveries of shares or Phantom Shares in the last three (3) fiscal years.

8.12. Summarized description of the information required to understand the data disclosed in Sections 8.5 to 8.11

The shareholders approved the Incentive Plan at the Extraordinary General Meeting held on April 29, 2024, with the consequent discontinuation of the Revoked Plans, according to the Management's Proposal approved by the Board of Directors. The Board of Directors is responsible for approving the programs based on the plan approved at the meeting, and the first share-based compensation program–performance shares, was approved by the Board of Directors on March 29, 2024, subject to the approval of the new plan at the meeting.

The information below refers to the Incentive Plan currently in force, as well as the Call Option Plan and the Compensation Plan, all of them in force up to April 29, 2024.

(a) pricing model

The fair value of each call option granted is estimated on the grant date based on the Black-Scholes-Merton pricing model for call options.

The fair value of each share granted is estimated on the grant date based on the Monte Carlo pricing model, as shown in section "b" below.

(b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, option life term, expected dividends and the risk-free interest rate

<u>Grant of call options</u>

The fair value of each call option granted is estimated on the grant date using the Black-Scholes-Merton pricing model for call options. Please see below the values of the options granted in the last three (3) fiscal years:

	On the grant date
Weighted average price of shares (per share), according to the average amount of the last 20 trading sessions as regards the grant date	B6 Series: BRL88.27 C6 Series: BRL88.27 B9 Series: R$12.32 B10 Series: R$3.47
Strike price	B6 Series: BRL0.01 C6 Series: BRL70.62* B9 Series: R$0.01 B10 Series: R$0.01
Expected volatility, updated	78.97%
Call option's life	**1 year**
Expected dividends	2.59%
Risk-free interest rate	10.58%
Fair value of the call option on the last day of the fiscal year (per option)	Please see section 8.7 above

**Considering that on December 31, 2020 the spin-off of Sendas Distribuidora S.A. was approved and that such transaction caused the proportional reduction in the market value of the Company's shares, at a meeting of the Company's Board of Directors held on June 1st, 2021, the definition of the closing price of the trading session of March 1, 2021 of the Company's shares was rectified to reduce, pro rata, the strike price of the options granted under the Company's Stock Option Plan of the outstanding options of Series C6, to R$17.39:*

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B9 series: (a) dividend

expectation of 2.59%, (b) volatility expectation of approximately 45.86%, and (c) risk-free weighted average interest rate of 10.58%.

The fair value of each option granted is estimated on the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B10 series: (a) dividend expectation of 2.59%, (b) volatility expectation of approximately 78.97%, and (c) risk-free weighted average interest rate of 10.58%.

The remaining average life expectancy of the outstanding series as of December 31, 2024 is one (1) year. The weighted average fair value of the outstanding call options on December 31, 2024 was R$3.80.

Grant of shares

The fair value of each share granted is estimated on the grant date using the Monte Carlo pricing model, considering the following assumptions:

- D1 series (Mega Grant): (a) dividend expectation of 0.0%, (b) volatility expectation of approximately 53.97%, and (c) risk-free weighted average interest rate of 11.39%.
- Phantom Shares: (a) dividend expectation of 0.0%, (b) volatility expectation of approximately 53.30%, and (c) risk-free weighted average interest rate of 10.94%.

The Monte Carlo pricing model, using these assumptions, simulates several potential performance scenarios for shares of the Company and the companies included in the performance shares comparison pool, and estimates the number of shares to be delivered to plan participants.

The remaining average life expectancy of the outstanding series as of December 31, 2024 is 2.5 years. The weighted average fair value of the shares granted on December 31, 2024 was R$ 2.55.

(c) method used and the assumptions made to incorporate the expected effects of early exercise/delivery

Early exercises/deliveries resulting from involuntary termination, death, or disability of the beneficiary, as well as because of corporate events, are not considered for the pricing of call options/shares.

The Company operates under the assumption that call options will be exercised, and the associated shares delivered, upon becoming exercisable/deliverable. Therefore, options/shares adopted in the calculations have a three-year lifespan, aligned with the grant series and the corresponding vesting periods, except for the D series, which contains tranches with four- and five-year lifespans.

(d) form of determination of the expected volatility

To calculate the expected volatility, the Company adopts the standard deviation of the natural logarithms of the historical daily variations in the price of the shares issued by the Company, according to the effective term of such call options/shares.

(e) if any other characteristic of the option was incorporated in measuring its fair market value

The Company understands that there are no other additional characteristics to be reported in this section. All relevant characteristics related to the Call Option Plan, the Compensation Plan and the Incentive Plan are described and considered in this section, as well as in the previous items.

8.13. Shares, membership interests, and other securities convertible into shares or membership interests, issued in Brazil or abroad, by the Company, its direct or indirect controllers, subsidiaries or companies under common control, grouped by body

On Dec. 31, 2024		
Companhia Brasileira de Distribuição		
Body	Shares or membership interests	Interest owned (%)
Board of Directors	28,251,384	5.76%
Statutory Board of Executive Officers	988,071	0.2%

8.14. Pension plans in force conferred on members of the Board of Directors and Statutory Executive Officers

	Board of Directors	Statutory Board of Executive Officers
Total number of members	8.75	4
Total number of paid members	0	3
Plan name	N/A	Private Pension Plan of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A. (Brasilprev Empresarial)
Number of management members who are eligible to retire	N/A	0
Requirements for early retirement	N/A	- Being at least 60 years old; - Having at least 10 years of employment relationship with the Pão de Açúcar Group; - Having at least 5 years of contribution to the Pension Plan; and - Having terminated the job relationship with the Pão de Açúcar Group.
Updated amount of accrued contributions up to the end of the previous fiscal year, deducting the portion related to contributions made directly by the management members	N/A	R$606,331.30
Total accrued amount of contributions made during the previous fiscal year, deducting the portion relating to contributions made directly by the management members	N/A	R$279,840.00
Possibility of early redemption and requirements for that	N/A	Early redemption is possible in case the beneficiary leaves the Company. As regards the redemption of contributions made by the Company, the reserve balance will be released according to the following proportion: - No redemption, if the beneficiary has contributed for less than 4 years; - Redemption of 50% of the balance, if the beneficiary has contributed for 4 to 5 years; and - Redemption of 100% of the balance if the beneficiary has contributed for more than 5 years. Exclusively for Statutory Executive Officers, 100% of the reserve will be released at the end of their corresponding term of office.

8.15. Maximum, Minimum, and Average Individual Compensation of the Board of Directors, the Statutory Board of Executive Officers, and the Fiscal Council, for the last 3 fiscal years

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council		
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Number of members	4	4	4	8.75	12	12	0.00	3	3
Number of paid members	4	4	4	8.75	11	11	0.00	3	3
Amount of the highest compensation (R$)	30,984,522.27	13,336,087.42	15,775,839.84	1,964,853.00	16,779,265.97	43,161,131.79	N/A	67,166.86	156,000.00
Amount of the lowest compensation (R$)	4,996,517.67	2,728,270.19	4,989,079.98	1,326,500.00	187.200,00	224.640,00	N/A	59,416.84	138,000.00
Average compensation amount (R$)	14,767,796.43	7,114,528.69	7,937,747.15	1,291,335.54	2,139,883.50	5,633,579.14	N/A	62,000.18	144,000.00

Remarks

Statutory Board of Executive Officers	
Dec. 31, 2024	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. The highest compensation of the Board of Executive Officers was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Board of Executive Officers was determined considering the compensation effectively recognized in the income statement for the year (considering that all members held their offices for 12 months). The average compensation considers the total annual compensation received by members of the Board of Executive Officers divided by the number of paid members as reported in section 8.2 above.
Dec. 31, 2023	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. The highest compensation of the Board of Executive Officers was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Board of Executive Officers was determined considering the compensation effectively recognized in the income statement for the year (considering that some members held their offices for less than 12 months). The average compensation considers the total annual compensation received by members of the Board of Executive Officers divided by the number of paid members as reported in section 8.2 above.
Dec. 31, 2022	The highest compensation of the Board of Executive Officers was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Board of Executive Officers was determined considering the compensation effectively recognized in the income statement for the year (considering that some members held their offices for less than 12 months). The average compensation considers the total annual compensation received by members of the Board of Executive Officers divided by the number of paid members as reported in section 8.2 above.

Board of Directors	
Dec. 31, 2024	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. The highest compensation of the Board of Directors was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Board of Directors was determined considering the compensation effectively recognized in the income statement for the year (considering that some members held their offices for less than 12 months). The average compensation considers the total annual compensation received by members of the Board of Directors divided by the number of paid members as reported in section 8.2 above.
Dec. 31, 2023	The highest compensation of the Board of Directors was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Board of Directors was determined considering the compensation effectively recognized in the income statement for the year (considering that some members held their offices for less than 12 months). The average compensation considers the total annual compensation received by members of the Board of Directors divided by the number of paid members as reported in section 8.2 above.
Dec. 31, 2022	The highest compensation of the Board of Directors was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Board of Directors was determined considering the compensation effectively recognized in the income statement for the year (considering that some members held their offices for less than 12 months). The average compensation considers the total annual compensation received by members of the Board of Directors divided by the number of paid members as reported in section 8.2 above.

Fiscal Council	
Dec. 31, 2024	N/A
Dec. 31, 2023	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. The highest compensation of the Fiscal Council (aka Supervisory Board) was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Fiscal Council was determined considering the compensation effectively recognized in the income statement for the year (considering that all members held their offices for 12 months). The average compensation considers the total annual compensation received by members of the Fiscal Council divided by the number of paid members as reported in section 8.2 above.
Dec. 31, 2022	The number of members was determined as specified in the Annual Circular Letter 2025 CVM/SEP. The highest compensation of the Fiscal Council (aka Supervisory Board) was paid to a member who performed the function during the 12 months of the fiscal year. The amount of the lowest individual annual compensation of the Fiscal Council was determined considering the compensation effectively recognized in the income statement for the year (considering that all members held their offices for 12 months). The average compensation considers the total annual compensation received by members of the Fiscal Council divided by the number of paid members as reported in section 8.2 above.

8.16. Contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnity for Management members in the event of dismissal or retirement, indicating the financial consequences to the Company

Indemnity

At the Company's Annual and Extraordinary Shareholders' Meeting held on April 28, 2021, the amendment to the Company's bylaws was approved to add an article expressly providing for the possibility of the Company entering into indemnity agreements with its management members, with the prior approval of the Board of Directors and provided that the minimum parameters established in the Bylaws are complied with.

At a meeting of the Board of Directors held on May 31, 2022, an indemnity policy was approved providing for the general conditions of the indemnity commitments that may be entered into between the Company and its management members.

The purpose of the indemnity agreement is to indemnify and hold harmless the management members, members of statutory committees, fiscal council members and other employees who hold a management position or function of the Company or its subsidiaries ("Beneficiaries"), in the event of any damage or loss actually suffered by such persons by virtue of the regular exercise of their functions. Such indemnity is supplementary, being due only after the use of any D&O insurance coverage.

To be entitled to the benefit, every Beneficiary must enter into their respective indemnity agreement with the Company, which will establish a maximum amount covered by the indemnity commitment. In addition, acts that have been practiced by any Beneficiary in violation of the applicable legislation, the bylaws and the Company's policies and codes, as well as in breach and/or non-compliance with the Beneficiary's fiduciary duties, as the case may be, are not covered in the indemnity obligations.

The Indemnity Policy is available for consultation on the Company's Investor Relations website (www.gpari.com.br) and on the CVM website (https://www.gov.br/cvm).

Termination of Office

The executive is entitled to all legally required severance and contractual payments from the Company upon termination of employment, these payments having been established at hiring or subsequently during their tenure. Severance amounts set forth in employment agreements may include, for example, maturing installments of hiring or retention bonuses to which executives are entitled under the terms of their employment agreement, despite the end of the relationship with the Company.

The compensation to be paid at the time of termination of office may also include (i) payment of severance pay for recognized time of service, dedication and contribution to the development of the Company's business, to be made in the event of severance of certain key executives of the Company; and (ii) payments made under a non-compete agreement.

The current total amount of severance payments to executives as severance pay, acknowledging their tenure, dedication, and contributions to the Company's progress, is R$12.8 million (twelve million, eight hundred thousand Reals).

The execution of non-compete agreements may occur at the commencement of an executive's employment, during his/her tenure, or at the termination thereof. The decision to enter into a non-compete agreement is technical, taking into account the analysis of the executive's profile, his/her individual competencies, his/her attributions and contribution to the Company, as well as the conditions for his/her hiring by competitors at the time of leaving the Company. Based on the applicable accounting standards, no allowances are necessary regarding these amounts, since their payment depends on a future and uncertain event, which is the termination of the executive.

Following the standards usually adopted in the market, the decision regarding the execution of a non-compete agreement must take into account the function performed by every executive, the volume and sensitivity of the business information known and held by the executive, and his/her employability by competitors. Non-compete agreement payments will vary between six (6) and twenty-four (24) months' salary, based on years of service and the perceived threat of competitor recruitment.

The company's current liability for executive non-compete agreements in force is not material, amounting to approximately R$ 16.5 million (sixteen million, five hundred thousand Reals).

Furthermore, severance benefits payable may encompass the accelerated vesting of stock options, as outlined in section 8.4.

All management members, other employees reporting directly to the Chief Executive Officer, as well as, in specific individual situations, other relevant executives who have been key to the Company and fit the situations described above are eligible for termination of office payments.

It should be noted that it is not possible to predict, at the time of preparing the proposal for the annual total compensation of the management members, the occurrence of events that may give rise to payments of this nature. In this case, there may be, in a given fiscal year, a substantial increase in compensation expenses for management members. If the total compensation payable upon executive termination exceeds the amount approved at the meeting, additional approval for such excess payments must be obtained from a general meeting, in compliance with the applicable legislation.

D&O Insurance

CBD entered into an insurance policy with the insurer Swiss Re Corporate Solutions Brasil Seguros S/A, effective from December 23, 2024 to December 23, 2025 to cover all Executive Officers and members of the Company's Board of Directors and its controlled companies against liabilities incurred while executing their duties. The maximum indemnity amount is limited to R$133,900,000 (one hundred and thirty-three million and nine hundred thousand Reals) for losses and damages arising from the same harmful act, including those related to the securities and exchange market. Indemnities related to cover "Reimbursements to the Company" and "Fines and/or Penalties" are limited, however, to R$5,000,000 (five million Reals) and R$13,390,000 (thirteen million, three hundred and ninety thousand Reals), respectively. There is provision for deductibles of US$5,000,000 (five million US dollars) regarding coverage for Securities Market Claims from US and Canada, and R$500,000 (five hundred thousand Reals) regarding coverage for Securities Market Claims from Brazil and Other regions. The policy extends coverage to management members of CBD's newly established subsidiaries, contingent upon the aggregate assets of any new controlled company and subsidiary not exceeding thirty percent (30%) of the total assets of the company paying for the policy (CBD).

The coverage of the insurance policy mentioned above does not apply to the case of actions committed with intent or bad faith by management members and, therefore, the Company understands that the payment of losses because of legal or administrative proceedings consists of fair and due compensation to its management members, considering that the penalty was imposed as a result of an action performed in the exercise of their functions and in the best interest of the Company. In addition, the Company understands that the contracting of this insurance, by guaranteeing fair and due indemnities to Management members, is aligned with its interest in attracting and retaining qualified professionals in its senior management. Moreover, at the Company's Annual and Extraordinary Shareholders' Meeting, held on April 28, 2021, an amendment to the Bylaws was approved to provide for the possibility of entering into indemnity agreements with the Company's management members. In this case, the indemnity will only be due after using and only in addition to the coverage offered by the D&O Insurance, and the amounts payable by the Company must correspond to the excess of the amount covered by the D&O Insurance.

8.17. Regarding the last 3 fiscal years and the estimates for the current fiscal year, please provide the percentage of the total compensation of each body recognized in the Company's income statement regarding the Management and Fiscal Council Members that are Related Parties to the Controllers, directly or indirectly, as defined by the accounting standards that govern this matter

The table below shows the percentage of the total compensation of each body recognized in the Company's income statement regarding members of the Board of Directors, the Statutory Board of Executive Officers, or the Fiscal Council who are parties related to the controllers, directly or indirectly, in the last three fiscal years.

The Company notes that, because of the public offering for the primary distribution of shares detailed in the Material Fact Notice released on March 4, 2024, the Company no longer has a controlling shareholder, which is why, in the current fiscal year, there is no compensation paid to management or Fiscal Council members who are parties related to controlling shareholders.

For the same reason, the information for fiscal year 2024 deals only with the compensation paid to such members while the Company still had one controlling shareholder.

Body	Current year (2025)	Year 2024	Year 2023	Year 2022
Statutory Board of Executive Officers	0	0.00%	0.00%	0.00%
Board of Directors	0	9.25%	8.85%	4.38%
Fiscal Council	0	0.00%	0.00%	0.00%

8.18. Regarding the last 3 fiscal years and the estimates for the current fiscal year, please provide the amounts recognized in the Company's income statement as compensation of Management and Fiscal Council Members, grouped by body, for any reason other than the position they hold (such as commissions and consulting or advisory services rendered)

In the past three fiscal years, there was no compensation of members of the board of directors, statutory board of executive officers or fiscal council for any reason other than the position they held in the Company.

Likewise, for the current fiscal year, there is no provision that the Company's management and Fiscal Council members receive compensation for any reason other than the position they hold.

8.19. **Regarding the past 3 fiscal years and as for the projections for the current fiscal year, please specify the amounts recognized in the financial result of controllers, direct or indirect, of companies under common control and subsidiaries of the Company as compensation to the members of the Board of Directors, the Executive Board of Executive Officers, or fiscal council of the Company, grouped by corporate department, specifying why such amounts were allocated to such individuals**

In the fiscal years ended December 31, 2024, 2023, and 2022, there were no compensation amounts for members of the board of directors, statutory board of executive officers or fiscal council recognized in the income statement of direct or indirect controllers of companies under common control and subsidiaries of the Company.

Likewise, there is no provision, for the current fiscal year (2025), that amounts of compensation of members of the board of directors, statutory board of executive officers or fiscal council are recognized in the income statement of direct or indirect controllers of companies under common control and subsidiaries of the Company.

8.20. **Other relevant information**

It is worth emphasizing that the compensation recorded for termination of positions for the fiscal year ended on December 31, 2022, according to the information provided in section 8.2, occurred as a result of the termination of three key executives who worked with the Company for over 10 years, resulting, therefore, in a significant amount of severance payments and benefits.

EXHIBIT IV

Merger Protocol with Justification

[Remainder of the page intentionally left blank]
[The Exhibit can be seen on the next page]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

and

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

MERGER PROTOCOL WITH JUSTIFICATION

for GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. to be purchased by Companhia Brasileira de Distribuição

March 28, 2025.

MERGER PROTOCOL AND JUSTIFICATION FOR THE PURCHASE OF GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA. BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Hereby:

(1) **COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO**, a publicly held corporation headquartered in the capital city of Sao Paulo, State of Sao Paulo (Brazil) at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista district, Zip code 01402-000, with Corporate Id. Tax (CNPJ/ME) No. 47.508.411/0001-56, with its articles of incorporation duly filed with the Board of Trade of the State of Sao Paulo ("JUCESP") under NIRE 35.300.089.901, herein represented pursuant to its Bylaws (hereinafter referred to as "CBD" or "Acquirer"); and

(2) **GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.**, a limited liability company headquartered in the City of Sao Paulo, State of Sao Paulo (Brazil), at Avenida Brigadeiro Luís Antônio, No. 3.172, 3rd floor, Jardim Paulista, Zip Code 01402-00, enrolled with the CNPJ/MF under No. 11.979.404/0001-95, with its Articles of Association duly filed with JUCESP (Board of Trade of the State of Sao Paulo) under NIRE 35.223.830.401, herein represented pursuant to its Articles of Association (hereinafter, "GPA malls" or "Target Company" and, when referred to jointly with CBD, "Parties" and, individually, as "Party"),

Whereas:

(a) CBD is a publicly traded corporation and its shares are listed on the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão;

(b) As of this date, CBD holds all capital stock of GPA Malls, a limited liability company, whose operations currently are focused on holding a direct equity interest in the investee Place 2B Serviços Imobiliários Ltda.

(c) CBD, in a search for simplifying GPA Group's corporate structure, reducing costs, and adding synergies, intends to purchase GPA Malls (the "Merger"); and

(d) The accounting appraisal report of GPA Malls's shareholders' equity, prepared by the Appraiser, is compliant both with the applicable laws and regulations and

the merger transaction referred to in this Merger Protocol with Justification (the "Protocol").

RESOLVE, in compliance with the provisions of Articles 224, 225, and 227 of Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporations Act") and CVM Resolution 78, to enter into this Protocol.

1. PURPOSE

The purpose of this Protocol is to set forth the Merger proposal's terms and provisions for submission to the respective partners of both Parties. In case the proposal subject of this Protocol is approved:

(i) GPA Malls' equity (including all items of GPA Malls' assets and liabilities) will be fully transferred to CBD and, consequently, CBD as the surviving entity will be the successor of GPA Malls in all its rights and obligations;

(ii) GPA Malls, as target company, will be dissolved, resulting in the cancellation and extinguishment of its outstanding shares; and

(iii) CBD's capital stock will remain unchanged, as GPA Malls' shares, being already wholly owned by CBD, will be replaced on CBD's balance sheet with the net asset value of GPA Malls.

2. JUSTIFICATION AND INTEREST OF THE PARTIES IN PERFORMING THIS MERGER

Both Parties' management members acknowledge the Merger's anticipated benefits across equity, legal, and financial domains, including:

(i) Streamlining and optimization of the group's corporate structure to which both Parties belong;

(ii) Efficiency gains in managing the assets still owned by GPA Malls; and

(iii) Cost reduction in administrative areas and the compliance with ancillary obligations, thereby creating synergies.

3. CAPITAL STOCK OF THE COMPANIES

3.1. Target Company's Capital Stock. GPA Malls' share capital, fully subscribed and paid in, is R$20,897,835.26 (twenty million, eight hundred and ninety-seven thousand, eight hundred and thirty-five Reals and twenty-six cents), divided into 2,089,783,526 (two billion, eighty-nine million, seven hundred and eighty-three thousand, five hundred and twenty-six) shares, with a par value of R$0.01 (one cent) each, fully subscribed and paid in by its sole partner CBD.

3.2. Acquirer's Capital Stock. CBD's capital stock, fully subscribed and paid in, is R$2,511,168,929.61 (two billion, five hundred and eleven million, one hundred and sixty-eight thousand, nine hundred and twenty-nine Reals and sixty-one cents of Real), fully subscribed and paid in, divided into 490,286,447 (four hundred and ninety million, two hundred and eighty-six thousand, four hundred and forty-seven) common shares with no par value.

4. EFFECTS OF THE MERGER

4.1. The Acquirer's capital stock will not be increased. Considering that CBD currently holds all shares representing GPA Malls' capital stock, the Merger's completion will not lead to (i) a capital increase of the Acquirer; (ii) the issuance of new shares of CBD; or (iii) any change in CBD's shareholding composition, therefore, there is no (a) dilution of its current shareholders; and (b) share replacement relationship from the Merger.

4.2. Absence of changes in the Parties' Bylaws. Whereas (a) the Merger will not imply any change in the capital stock; and (b) GPA Malls is currently a non-operating holding company, having as its only remaining operation the holding of equity interest in an investee company, the corporate purpose of which is consistent with CBD's corporate purpose; the Merger will not imply any amendment to CBD's Bylaws.

4.3. Dissolution and Succession of the Target Company. The Merger's approval will cause the dissolution of GPA Malls, which will be succeeded by CBD as the surviving company on a universal basis, regarding all its assets, rights, and obligations, as GPA Mall will cease existing.

4.4. **Subsequent measures**. Upon consummation of the Merger, CBD's management shall be responsible for effecting all required registrations, filings, and related actions to ensure compliance with the terms of this Protocol, including post-Merger obligations such as canceling GPA Malls' registrations with applicable governmental authorities and maintaining its corporate and accounting records for the duration mandated by law. The resulting costs and expenses thereof will be fully borne by CBD.

4.5. **Real Estate Units Sold to Third Parties.** Following the Merger's effectuation, CBD shall succeed GPA Malls in its entirety, assuming all rights and obligations tied to the ownership of real estate units previously sold to third parties but pending registration ("Real Estate Units"). CBD is authorized to execute all necessary actions, including record-keeping, formalization, and registration of ownership transfers for these Real Estate Units, to ensure their full compliance with applicable legal requirements to make the Merger formally accomplished.

5. APPRAISAL OF SHAREHOLDERS' EQUITY AND TREATMENT OF CHANGES IN EQUITY

5.1. **Appraisal**. In compliance with the provisions of articles 224, 226 and 227 of the Brazilian Corporations Act, the firm Magalhães Andrade S/S Auditores Independentes, registered with the Regional Accounting Board of the State of Sao Paulo, under number 2SP000233/O-3 and with the Brazilian corporate taxpayers' roll (CNPJ/MF) under number 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, nº 1.893, 6th floor, suites 61/62, Jardim Paulistano district (Sao Paulo, SP, Brazil), Zip code 01451-001 (the "Appraiser") was chosen to prepare the appraisal report of the shareholders' equity of the Target company to be merged into the Acquirer, which constitutes the **Sole Exhibit** to this Protocol (the "Appraisal Report"). The Appraiser evaluated the Target company's shareholders' equity using the book value criterion on the base date of December 31, 2024 (the "Base Date"). According to the Appraisal Report, the value of the Merged Company's shareholders' equity, reflecting the effect of subsequent events described in the Appraisal Report, was valued at R$39,714,942.46 (thirty-nine million, seven hundred and fourteen thousand, nine hundred and forty-two reais and forty-six cents).

5.2. **Appraiser's retention ratification.** The Appraiser's nomination and retention

will be submitted for ratification and approval by CBD's Extraordinary General Meeting that decides on the Merger.

5.2. **Changes in shareholders' equity**. Upon approval of the Merger proposal, GPA Malls' changes in shareholders' equity from the Base Date to the Merger's approval date will be absorbed by CBD, being integrated and recorded directly into CBD's financial records.

5.3. **Inapplicability of Art. 264 of the Brazilian Corporations Act**. In line with the position of CVM's Board (Brazilian Securities and Exchange Commission), embodied in a decision issued under CVM Proceeding No. 19957.011351/2017-21: considering that the entire share capital of GPA Malls is held by CBD, there is no share replacement relationship in the Merger; therefore, Art. 264 of the Brazilian Corporations Act does not apply to this Merger, and it is unenforceable to carry out an appraisal of the shareholders' equity of the Parties for the purposes set forth therein.

5.4. **No Conflicts**. The Appraiser stated that (i) it has no interest, either directly or indirectly, in the companies involved in the Merger or, even with respect to the Merger itself, which could prevent or affect the preparation of the Report requested to it for the purposes of the Merger; (ii) its professional fees are not, in any way, subject to the conclusions of this Protocol, (iii) to the best knowledge and credit of the consultants, the analyzes, opinions, and conclusions expressed in this Protocol are based on true and correct data, diligence, research, and surveys; and (iv) the involved companies' shareholders and management members have not directed, limited, hindered, or performed any actions that have or may have compromised the availability, use, or knowledge of information, assets, documents, or work methodologies relevant to the quality of their conclusions.

6. CORPORATE APPROVALS AND RIGHT OF WITHDRAWAL

6.1. **Corporate Approvals**. The consummation of the Merger is subject to the following corporate events of the Parties for the resolution and approval thereof:

6.1.1. Resolution of the Sole Member of GPA Malls approving (a) the Protocol; (b) the Merger and, consequently, the dissolution of the Target company, under the terms of this Protocol; and (c) the authorization to the Target company's management members to perform all actions and

measures required for the consummation of the Merger ("GPA Malls Resolution").

6.1.2. Extraordinary General Meeting of CBD that approves (a) the ratification of the hiring of the Appraiser to prepare the Appraisal Report; (b) the Appraisal Report; and (c) the Merger, under the terms and conditions of this Protocol, authorizing the administrators of CBD to perform all acts necessary for the consummation of the Merger ("CBD's EGM").

6.2. **Right of Withdrawal**. The Merger will not confer any right of withdrawal to any dissenting shareholders of CBD, since CBD is the acquiring company, and the right of withdrawal is legally limited to the shareholders of the target company. On the other hand, considering that all shares issued by GPA Malls is already held by CBD, no right of withdrawal exists for the Target company either.

7. MISCELLANEOUS

7.1. **Severability of provisions**. In case any court may decide that any of the covenants contained in this Protocol is null or ineffective, such fact shall not affect the validity or effectiveness of the other provisions and covenants set forth herein, which shall be fully complied with, and the Parties hereby undertake to use their best efforts in order to fit properly to achieve the same effects of the covenant that might be canceled or become ineffective.

7.2. **Entire agreement, and amendments**. This Protocol encompasses the complete understanding and agreement between the Parties concerning the matters governed herein. This Protocol can only be changed or amended through an instrument in writing signed by all the Parties' management members.

7.3. **Filing and registration**. Once the Merger has been approved by its Parties' members and shareholders, it will be up to CBD's management to promote the filing and publication of all actions related to the Merger.

7.4. **Disclosure of Documents**. All documents mentioned in this Protocol will be available at the headquarters of the Acquirer as of the date of convening CBD's EGM described in the Clause 6 hereinabove, as well as on the Investor Relations

website of CBD (www.gpari.com.br) and on the websites of CVM (https://www.gov.br/cvm) and B3 (http://www.b3.com.br).

7.5. **Expenses**. Except as otherwise provided in this Protocol, the costs and expenses incurred with the Merger shall be borne by the Party that incurs them, including expenses related to the fees of their respective advisors, auditors, appraisers, and lawyers.

7.6. **Assignment**. The assignment of any rights or obligations agreed in this Merger Protocol requires the explicit prior written consent of all signing Parties.

7.7. **Recommendation**. Considering the clauses provided for hereinabove, which comply with all requirements of Articles 224 and 225 of the Brazilian Corporations Act, in our opinion the Merger meets the interests of both Parties and its shareholders and members; therefore, we recommend that the Merger is approved.

7.8. **Applicable Law and Jurisdiction.** This Merger Protocol shall be governed by and construed pursuant to the laws of the Federative Republic of Brazil. The Parties hereby agree to submit to the exclusive jurisdiction of the Judicial District of the city of Sao Paulo, State of Sao Paulo, Brazil, as the one competent to settle any disputes arising from this Protocol, waiving any other, however privileged it may be.

7.9. **Electronic Signatures.** The Parties hereby represent and acknowledge the electronic signature affixed to this Protocol as a legally binding and valid means of authentication, fulfilling the requirements for proof of authorship and integrity as stipulated in Article 10, paragraph 2, of Provisional Presidential Decree No. 2.200-02, of August 24, 2001, although carried out using a certification process different from that provided by the Brazilian Public Key Infrastructure, aka "ICP-Brasil".

In witness whereof, the Parties hereby undersign the present Protocol in electronic form, together with the two (2) undersigned witnesses.

Sao Paulo, March 28, 2025.

[Signature page of the Merger Protocol with Justification to purchase GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA. by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO dated March 28, 2025]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Marcelo Ribeiro Pimentel	Rafael Sirotsky Russowsky

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Marcelo Ribeiro Pimentel	Rafael Sirotsky Russowsky

Witnesses:

Name: Id. card (RG): Tax Id. (CPF/MF):	Name: Id. card (RG): Tax Id. (CPF/MF):

Sole Exhibit

APPRAISAL REPORT OF THE ACQUIRED COMPANY

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Appraisal report of shareholders' equity at book value, for merger purposes

March 17, 2025 **1 00 008/25**

Dear shareholders and members of the companies

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and
GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, a Brazilian auditing and consulting company registered with the Regional Accountants' Board of the State of Sao Paulo under number 2SP000233/O-3, with Tax Id. (with the Brazilian Corporate Taxpayers' Roll) number 62.657.242/0001-00 and with head offices at Av. Brigadeiro Faria Lima, 1893 - 6th floor, Jardim Paulistano district, Capital City of Sao Paulo (SP, Brazil), appointed by you as an expert appraiser to carry out the appraisal of the net assets at book value of **GPAMALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.** for the purpose of being purchased and merged into the equity of **COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO**, complying with the due diligence and checking necessary to carry out its work, hereby submits the

APPRAISAL REPORT

attached hereto.

Sao Paulo, March 17, 2025.

MAGALHÃES ANDRADE S/S
Auditores Independentes,
Accounting registration
CRC2SP000233/O-3

GUY ALMEIDA ANDRADE
Accountant
CRC1SP116758/O-6

APPRAISAL REPORT

INTRODUCTION

1. The purpose of this merger is to purchase the assets and liabilities of **GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.** (**GPA Malls**) and merge it into **COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO** (**CBD**), as part of the Group's reorganization, in order to provide equity, legal, and financial benefits, including: (a) a simplification of its corporate structure, cost reduction, and realization of synergies.

2. Therefore, **this** APPRAISAL REPORT has as purpose to ascertain the book value of the net assets to be merged, taking into account the financial position of **GPA Malls** on December 31, 2024.

3. Since **GPA Malls** is a full investee of **CBD**, there is no need to adjust the fair value of certain assets and liabilities, or to calculate the exchange ratio of **GPA Malls**'s shares for **CBD**'s shares.

4. Accordingly, this report was prepared following a review of **GPA Malls'** balance sheet at the appraisal's base date.

MANAGEMENT'S ACCOUNTABILITY FOR THE FINANCIAL STATEMENTS

5. **GPA Malls**'s Management is responsible for the bookkeeping and preparation of financial statements in accordance with accounting standards adopted in Brazil, as well as its relevant internal control determined as necessary to ensure the financial statements' accuracy and free of material misstatement, whether due to fraud or error.

ACCOUNTANTS' SCOPE OF WORK AND RESPONSIBILITIES

6. Our duty is to express a conclusive assessment on the book value of **GPA Malls's** partial net assets on December 31, 2024, based on the work carried out under the Technical Accounting Report ("*Comunicado Técnico*") CTG 2002 approved by the Federal Accounting Council (CFC) that provides for the application of examination procedures in the balance sheets to issue the appraisal report. Thus, we examined **GPA Malls**'s balance sheets under both Brazilian and international auditing standards, which require that we comply with ethical auditing requirements and a planned, thorough audit to ensure reasonable assurance of the net assets' accuracy for our appraisal report.

7. To produce an appraisal report, selected procedures must be performed to obtain evidentiary support for the reported amounts. The choice of procedures is determined by the accountant's professional judgment, which includes assessing the risks of material misstatement in shareholders' equity, irrespective of whether such misstatement is because of error or fraud. This risk assessment considers relevant internal controls in preparing and presenting **GPA Malls**'s balance sheet. Our procedural planning is context-specific and does not constitute an opinion on internal control effectiveness. The work also includes assessing the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the management team. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

EQUITY POSITION OF GPA MALLS

8. **GPA Malls** is a single-member limited liability company, with its share capital being wholly owned by **CBD**;

9. **GPA Malls**'s equity position as of December 31, 2024, is presented in **Exhibit 1**, reflecting the book value as reported on the balance sheet for that date. A summary is provided below:

ASSETS	39,721,307.08
(-) LIABILITIES	699,448.84
SHAREHOLDERS' EQUITY	39,021,858.24

10. **GPA Malls**'s bookkeeping adheres to Brazilian accounting standards, as defined by the CPC (Committee of Accounting Standards). Consequently, the reported balances accurately represent the company's financial condition at the reporting date. **Exhibit 2** shows the main accounting standards adopted by **GPA Malls** for preparing its balance sheet.

11. Accountants appraised the company's assets and liabilities based on the premise of ongoing business operations. Our appraisal also considered the notion of a company conducting its standard business operations.

12. The appraisal of **GPA Malls**'s assets to be purchased by and merged into **CBD** is made at book value, complying with article 264 (or 226) of Law 6.404/76.

13. **GPA Malls'** share capital, in the amount of R$20,897,835.26, fully subscribed and paid in, is divided into 2,089,783,526 shares, with a par value of R$0.01 each, all of them held by **CBD**, the acquirer.

14. **GPA Malls'** assets include an investment in the wholly owned subsidiary **Place2B Serviços Imobiliários Ltda.** (**Place2B**), appraised using the equity method, and the financial position as of December 31, 2024 is shown in **Exhibit 3** , which in summary is as follows:

ASSETS	2,180,273.18
(-) LIABILITIES	111,712.48
SHAREHOLDERS' EQUITY	2,068,560.70

15. **GPA Malls**'s net fixed assets are shown in **Exhibit 4**, which shows the existence of a real property, the ownership of which must be formally transferred to **CBD**. A description of said real estate is provided in **Exhibit 5**.

16. A beneficial ownership on said real property was established to BRL Trust Distribuidora de Títulos e Valores Mobiliários, which is the manager of the real estate investment fund known as "VBI Renda Preferencial Fundo de Investimento Imobiliário", which maintains a record of said property in its equity. Currently, said real property is leased by **CBD**.

17. After this merger, said real estate will belong to **CBD**, which will keep the beneficial ownership; therefore, the existing lease agreement will continue in force for the term of the beneficial ownership.

18. Our examinations identified that the balance of Customer Advances in Current Liabilities, in the amount of R$693,084.22, does not have evidence of its realization and, for the purposes of this appraisal, we are lowering the balance against Retained Earnings to better reflect the net assets.

19. We also identified problems in the balance of the Stock Options Reserve account, but whose adjustment involves equity accounts, not impacting the value of the net assets to be merged by **CDB**. This balance will be adjusted in **CBD** soon after the merger.

20. Such adjustment is shown in **Exhibit 6**.

21. **GPA Malls'** post-adjustment financial position is detailed in **Exhibit 7** and summarized as follows:

ASSETS	39,721,307.08
(-) LIABILITIES	6,364.62
SHAREHOLDERS' EQUITY	39,714,942.46

MERGER EFFECTS FOR GPA MALLS

22. Given that **CBD** wholly owns **GPA Malls's** share capital, the shares will be canceled, resulting in the dissolution of GPA Malls. **GPA Malls'** net assets will be integrated into CBD without increasing **CBD**'s share capital.

23. The shares of the capital stock of **GPA Malls**, representing its entire share capital and held by **CBD**, will be canceled and replaced in **CBD** by the net assets of **GPA Malls**.

MERGER EFFECTS FOR CBD

10. **Exhibit 8** presents a summary of **CBD**'s equity holding as of December 31, 2024, as reflected in the balance sheet:

ASSETS	19,500,817,134.66
(-) LIABILITIES	16,573,857,912.98
SHAREHOLDERS' EQUITY	2,926,959,221.68

24. As **CBD** holds all of **GPA Malls'** capital shares, this merger is neutral to its shareholders' equity. The merger's assets and liabilities replace the value of **CBD**'s investment in **GPA Malls**, previously reflected on **CBD**'s balance sheet as **GPA Malls'** shareholders' equity.

25. **GPA Malls** reports R$33,535,504.16 in current assets as receivables from **CBD**, a related party. This balance will cease to exist at the time of the merger.

26. Although there is no change in **CBD**'s equity structure, **Exhibit 9** shows the final balances after the merger.

CONCLUSION

27. Based on the examinations, surveys and inspections carried out, it is concluded that the net assets of **GPA Malls** to be merged into **CBD** are worth at least R$39,714,942.46 (thirty-nine million, seven hundred and fourteen thousand, nine hundred and forty-two Reals and forty-six cents).

This **APPRAISAL REPORT** comprises five (5) pages and nine (9) exhibits, and is digitally

signed and issued. Sao Paulo, March 17, 2025.

MAGALHÃES ANDRADE S/S Auditores
Independentes, Accounting registration
No. CRC2SP000233/O-3

GUY ALMEIDA ANDRADE
Accountant
CRC1SP116758/O-6

EXHIBIT 1

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

Current	
ASSETS	
Cash and cash equivalents	914.94
Recoverable taxes	5,544.04
Anticipated expenses	9,541.36
Total current assets	16,000.34
Non-current	
Credits with affiliates	33,535,504.16
Deposits for court appeals	445,922.21
Investments	2,068,559.70
Net fixed assets	3,572,309.41
Other intangible assets	83,011.26
Total non-current assets	39,705,306.74
TOTAL ASSETS	39,721,307.08
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Tax obligations	318.66
Accounts payable	693,084.22
Total current liabilities	693,402.88
Non-current	
Tax, social security, labor, and civil provisions	6,045.96
Total non-current liabilities	6,045.96
TOTAL LIABILITIES	699,448.84
SHAREHOLDERS' EQUITY	
Capital stock	20,897,836.30
Capital reserve	1.33
Stock Option Reserve	5,138,973.91
Retained earnings reserve	483,226.27
Retained earnings	12,501,820.43
TOTAL SHAREHOLDERS' EQUITY	39,021,858.24
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	39,721,307.08

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Balance Sheets as of December 31, 2024

1. Basis to prepare the financial statements

The individual financial statements were prepared in accordance with the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB, as well as accounting standards adopted in Brazil, Law No. 6.404/76, and technical accounting opinions and interpretations issued by the Committee of Accounting Pronouncements - CPC and ratified by the Brazilian Securities and Exchange Commission – CVM.

Individual financial statements were prepared using historical cost accounting, with exceptions for certain financial instruments appraised at fair value. All the relevant information pertinent to financial statements, and only that, is being disclosed and corresponds to the information used by Management in managing the GPA Mall's activities.

These financial statements are stated in Brazilian Real (R$, or BRL), the official currency of Brazil. The functional currency of GPA Malls is the Brazilian Real: R$, or BRL. Subsidiaries and associates operating abroad utilize the local currency of their respective jurisdictions as their functional currency.

The individual financial statements for the period ended on December 31, 2024 were approved by the Board of Directors on February 18, 2025.

The financial statements of the subsidiary are prepared on the same closing date of GPA Malls' fiscal years, adopting consistent accounting policies. All intercompany account balances, encompassing income, expenses, unrealized gains and losses, and dividend distributions stemming from intercompany transactions, are entirely eliminated.

In the individual financial statements, the interest is calculated considering the percentage held by GPA Malls in its subsidiaries.

2. Key material accounting policies

The main material policies and accounting practices are described below and are the same as those adopted by CBD. The accounting policies and practices of GPA Malls have been consistently applied in previous periods.

2.1 Financial Instruments

Recognition of financial assets occurs when GPA Malls acquires contractual rights to receive cash or other financial assets stemming from its contractual obligations. Financial assets are removed from the reporting entity's records when the related cash flows rights expire or when the risks and rewards are materially transferred to third parties. Assets and liabilities are recognized when rights and/or obligations are retained in the transfer by GPA Malls.

The recognition of financial liabilities by GPA Malls occurs when it assumes contractual obligations for cash settlement or when it assumes third-party obligations via contracts in which it is a party. Financial liabilities are derecognized when they are settled, cease to exist, or expire.

Purchases or sales of financial assets that require the delivery of assets within a time frame determined by market regulations or conventions (regular negotiations under normal conditions) are recognized on the trade date, i.e., the date that GPA Malls and its subsidiaries commit to purchase or sell the asset.

(I) Categorization and measurement of financial assets and liabilities

At initial recognition, a financial asset is categorized as measured:
at amortized cost; fair value through Other Comprehensive Income (OCI, or "VJORA" in Portuguese) – or at fair value, through profit or loss (FVPL, or "VJR" in Portuguese).

Under CPC 48, the classification of financial assets is primarily determined by the asset's management business model and its contractual cash flow features. Embedded derivatives in which the host contract is a financial asset within the scope of the standard are never separated. Instead, classification of the hybrid financial instrument is determined through a comprehensive evaluation.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL (Fair Value through Profit or Loss, or "VJR" in Portuguese):

- It is kept with a business model focused on the maintenance of financial assets for the purpose of realizing contractual cash flows; and
- Contractual terms set forth that principal and interest payments on the outstanding balance are generated as cash flows on specific dates.

A debt instrument is measured at FVOCI (fair value through other comprehensive income) if it meets both of the following conditions and is not designated as measured at FVPL (fair value through profit or loss):

- It is maintained within a business model whose goal is achieved by both receiving contractual cash flows and selling financial assets; and
- Its contractual terms generate, on specific dates, cash flows that are solely payments of principal and interest on the outstanding principal amount.

Upon initial recognition of an investment in an equity instrument that is not held for trading, GPA Malls may irrevocably choose to present subsequent changes in the fair value of the investment through Other Comprehensive Income (OCI, or "ORA" in Portuguese). Investment choices are made on a case-by-case basis.

All financial assets not categorized as measured at amortized cost or FVOCI, as described above, are classified as at FVPF (fair value through profits or losses). The scope of this includes the full range of derivative financial assets. GPA Malls may, at initial recognition, designate a qualifying financial asset for measurement at amortized cost or using FVOCI and FVPL methods to prevent or substantially mitigate any potential accounting inconsistencies.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at transaction price) is initially measured at fair value, added, for an item not measured at FVPL, of the transaction costs that are directly attributable to its acquisition.

<u>Financial assets measured at FVPL</u>: These assets are subsequently measured at fair value. The net income, including interest or dividend income, is recognized in profit or loss.

<u>Financial assets at amortized cost</u>: these assets are subsequently measured at amortized cost using the effective interest method. Amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment, are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

<u>Financial assets at FVOCI, or Fair Value Through OCI</u>: these assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment losses, are recognized in profit or loss. Other net results are recognized in OCI (other comprehensive income). Upon derecognition, the aggregate financial result through OCI is recategorized to profit or loss.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized upon:

- the expiration of the rights to receive cash flows.
- GPA Malls and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to pay in full the cash flows received to a third party under a pass-through arrangement; and (a) GPA Malls has transferred substantially all the risks

and rewards connected to the assets; or (b) GPA Malls has not transferred nor retained substantially all the risks and rewards connected to the assets, but it has transferred the control thereof.

In case GPA Malls and its subsidiaries assigns its rights to receive cash flows from an asset or enters into a pass-through arrangement, without having either transferred or retained substantially all the risks and rewards of the asset nor transferred controlling rights on the asset, such asset is maintained and a corresponding liability is recognized. The assigned asset and the corresponding liability are measured in a way so as to reflect the rights and obligations retained by GPA Malls and its subsidiaries.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

(iii) When an existing financial liability is replaced by another from the same lender on terms substantially different, or the terms of an existing liability are substantially changed, such a replacement or change is treated as derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the financial result, i.e., profit or loss.

(iv) Netting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements if, and only if, there is the right to offset the recognized amounts and also the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

Impairment losses of financial assets

The IFRS standard replaces the "incurred loss" model with an expected credit loss model. The revised impairment model is applicable to financial assets valued at amortized cost, contractual assets, and debt instruments valued at FVOCI; however, it is inapplicable to equity instrument investments (shares) or financial assets valued at fair value through profit or loss (FVPL).

Provisions for losses are measured on one of the following bases:

- Expected credit losses for 12 months (general model): these are credit losses that result from potential events of default within 12 months after the balance sheet date, and subsequently, if there is a deterioration in credit risk impacting the instrument's full term
- Lifetime expected credit losses (simplified model): these losses arise from all potential default events across the lifespan of a financial instrument.
- Practical procedure: these are expected credit losses that are consistent with reasonable and sustainable information available at the balance sheet date on past events, current conditions, and estimates for future economic conditions, which allow us to verify the probable future loss based on the historical credit loss that occurred according to the security maturity.

GPA Malls measures provisions for losses with accounts receivable and other receivables and contractual assets for an amount equal to the expected credit loss for the entire life, and for accounts receivable from customers, whose receivables portfolio is spread out, as well as rents receivable, accounts receivable from wholesale operations, and accounts receivable from carriers, the practical procedure is applied through the adoption of a loss matrix for each maturity range.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and in estimating expected credit losses, GPA Malls considers reasonable and bearable information that is relevant and available without excessive cost or effort. This encompasses quantitative and qualitative data and analysis, predicated on GPA Malls' historical performance, creditworthiness assessment, and projected information.

GPA Malls assumes that the credit risk on a financial asset has increased significantly if it is more than 90 days late.

GPA Malls considers a financial asset to be in default when:

- it is unlikely that the creditor will fully pay its credit obligations to GPA Malls without resorting to actions such as the enforcement of guarantee (if any); or
- The financial asset is overdue by more than 90 days.

GPA Malls determines the credit risk of a debt security by analyzing the payment history, current financial and macroeconomic conditions of the other party, and evaluating rating agencies when applicable, thus evaluating each security individually.

The maximum period considered to estimate the expected credit loss is the maximum contractual period during which GPA Malls is exposed to credit risk.

Measurement of expected credit losses: Projected credit losses are determined through estimations weighted by the probability of default, considering historical loss data and projected assumptions. Credit losses are measured at present value based on all cash shortfalls (that is, the difference between the cash flows owed to GPA Malls under the agreement and the cash flows that GPA Malls expects to receive).

Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets with credit recovery problems - On each presentation date, GPA malls assesses whether the financial assets carried at amortized cost and the debt securities measured by FVOCI have signs of impairment. A financial asset has signs of impairment loss when one or more events with a negative impact on the estimated future cash flows of the financial asset occur.

Presentation of impairment loss - Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized at OCI (other comprehensive income), instead of reducing the carrying amount of the asset.

Impairment losses related to trade receivables and other receivables, including contract assets, are stated separately in the income statement and OCI. Losses of recoverable amounts of other financial assets are stated under 'selling expenses'.

Adjustment of assets and liabilities to their present values

Long-term assets and liabilities are adjusted to present value, calculated by taking into account contractual cash flows and the corresponding interest rate, whether explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

2.2 Classification of assets and liabilities as current and noncurrent

The financial statement of GPA Malls presents a classification of assets and liabilities into current and non-current categories.

An asset must be categorized as current when it meets any of the following criteria:

- It is expected to be realized, or projected for sale or consumption within the organization's standard operating cycle
- It is maintained essentially to be traded
- It is expected to be realized up to twelve months after the balance sheet date
- It is a cash or cash equivalent item, unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets are classified as non-current.

A liability must be categorized as current when it meets any of the following criteria:

- It is expected to be settled during the normal operating cycle of the organization
- It is maintained essentially to be traded
- It must be settled within twelve months after the balance sheet date
- The organization has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are categorized as non-current, net of each legal entity.

3. Major accounting judgments, estimates, and assumptions

The preparation of the individual and consolidated financial statements of GPA Malls requires that the Management makes judgments and estimates, as well as adopts assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the evidence of contingent liabilities at the end of the year; however, uncertainties as to these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future years.

3.1 Continued operations

The Management evaluated GPA Malls' ability to continue operating for the foreseeable future and concluded that it has the ability to keep its operations and systems operating normally. Consequently, the Management is not aware of any material uncertainties exist that might impair GPA Malls' continued operations; hence, the financial statements were prepared on a going concern basis.

3.2. Inventories

A cost basis is used for initial recording, followed by revaluation to net realizable value. Inventory acquisitions are recorded using the average cost method, inclusive of storage and handling expenses, where such costs are essential for preparing the goods for retail sale, net of supplier rebates negotiated.

The net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale, such as: (i) taxes levied on the sale; (ii) personnel expenses linked directly to the sale; (iii) cost of goods; and (iv) other costs necessary to bring the goods in condition of sale.

Inventories are reduced to their recoverable value through estimates for losses, breakage, scrapping, slow turnover of goods and loss estimate for goods that will be sold with a negative gross margin, which is periodically analyzed and assessed for adequacy.

Special sales conditions negotiated and granted by from suppliers are measured and recognized based on contracts and covenants executed, which are recorded in income as the corresponding inventories are sold. They include agreements for volume purchasing, logistics, and timely negotiations for margin restoration, reimbursement of expenses among others and are recorded as a reduction of accounts payable to their corresponding suppliers, whenever, under agreement terms, GPA Malls is entitled to liquidate liabilities with suppliers net of such special sales conditions receivable.

3.3. Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the amount for the acquisition of equipment and the borrowing costs for long-term construction projects if the recognition criteria are met.

When significant components of fixed assets are replaced, such components are recognized as individual assets, with specific shelf lives and depreciations. Likewise, when a significant replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement, provided they meet the recognition criteria. All other repair and maintenance costs are recognized in profit or loss as incurred in the income of the fiscal year.

3.4 Reduction to impairment of non-financial assets

The recovery test aims to present the actual net realizable value of an asset. The realization can be performed directly or indirectly, through sale or the cash flows generation on use of assets in GPA Malls's activities.

Every year GPA Malls performs the impairment test of its tangible and intangible assets or whenever there is any internal or external evidence that the asset may have an impairment loss.

An asset is considered impaired when its value is less than the higher of its fair value less costs of disposal or its value in use within its cash-generating unit (CGU), unless its cash flows are not largely independent of those of other assets or asset groups.

If the carrying amount of an asset or CGU exceeds its impairment, such asset is deemed as nonrecoverable and a provision is created to adjust the carrying value to its impairment. In assessing the impairment, the estimated future cash flows are discounted to present value, adopting a discount rate, which is GPA Malls's weighted average cost of capital (*WACC*) that reflects current assessments market about the value of money over time and specific risks of the asset.

3.5. Intangible assets

Intangible assets with a defined shelf life are amortized using the straight line method. The period and the amortization method are reviewed at least at the end of every fiscal year. Changes in the expected shelf life or in the expected pattern of consumption of future economic benefits embodied in assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting assumptions. Intangible assets are tested for impairment at the end of the fiscal year or whenever there are signs that their carrying amount may not be recoverable.

Software development costs recognized as assets are amortized over their estimated shelf lives (5 to 10 years), starting amortization when they become operational.

3.6. Provisions for legal claims

Provisions are recognized when GPA Malls has a (legal or non-formalized) present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle such obligation, and a reliable estimate of the obligation can be made. An expense connected to any provision is recorded in the income statement of the fiscal year, net of any reimbursement. In cases of success-based lawyers' fees, GPA Malls and its subsidiaries have as policy to make a provision when such fees are actually incurred, i.e., when the lawsuits are finally judged, and those amounts corresponding to lawsuits not yet finished are disclosed in the notes to the financial statements.

The assessment of loss probability includes assessing the available evidence, the hierarchy of laws, available case law, recent court decisions, their legal relevance, the history of occurrence and amounts involved, and the opinion of external legal counsels.

GPA Malls' assessment of the provision for legal claims, validated by internal and external legal counsel, was determined to be sufficient to cover probable losses.

3.7. Options granted

The effects of the share-based payments of GPA Malls's executive officers are recognized under this item.

The employees and management members of GPA Malls (including its subsidiaries) may receive share-based payment when employees render services in exchange for equity instruments ("share-settled transactions").

GPA Malls measures the transaction costs of employees eligible for share-based compensation based on the fair value of equity instruments on the grant date. The estimated fair value of share-based payment transactions requires determining the most appropriate appraisal model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the appraisal model, including the expected shelf life of the stock option, the volatility and return of dividends, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, over the year in which the conditions of performance or provision of services are met. The accrued expenses recognized regarding equity instruments on each reporting date, through the vesting date, reflect the extent to which the vesting period has expired and GPA Malls's and its subsidiaries' best estimate of the number of equity instruments that will vest.

The expense, or reversals of expenses, for each fiscal year represents the movement of accumulated expenses recognized in the beginning and at the end of the fiscal year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired or vested, regardless of whether the market condition or non-acquisition of rights is met, provided that all other conditions of performance and/or provision of services are met.

When an equity instrument is changed, the minimum expense recognized is the expense that would have been incurred if the terms had not been changed. A change that increases the total fair value of the share-based payment transaction, or otherwise benefits the employee, will result in the recognition of an additional expense, calculated as of the date of the change.

In case of cancellation of an equity instrument, it is treated as if it were fully vested on the date of cancellation, and any expenses not yet recognized, referring to the award, are immediately recognized in the income statement. This includes any award whose non-vesting conditions under the control of GPA Malls or the employee are not met. However, if the canceled plan is replaced with a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a change of the original grant, as described in the previous paragraph. All cancellations of share-settled transactions are treated in the same way.

The dilutive effect of the outstanding options is reflected as an additional dilution of the shares in the calculation of diluted earnings per share.

According to the terms of the series plans, each option grants its beneficiary the opportunity to acquire one share of the parent company Companhia Brasileira de Distribuição (CBD). In both plans, the vesting period is 36 months, always measured from the date on which the Board of Directors of CBD approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the vesting period of the respective grant date. The condition for options to be *vested* is the permanence of the beneficiary as an employee of the Group. The plans differ, exclusively, in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

EXHIBIT 3

PLACE2B SERVIÇOS IMOBLIÁRIOS LTDA.

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

ASSETS	
Current	
Cash and cash equivalents	632,047.95
Non-current	
Intangible	1,548,225.23
TOTAL ASSETS	2,180,273.18
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Suppliers	1,969.19
Tax liabilities	61,205.07
Other obligations	48,538.22
TOTAL LIABILITIES	111,712.48
SHAREHOLDERS' EQUITY	
Capital Stock	6,983,922.24
Accumulated losses	(4,915,361.54)
TOTAL SHAREHOLDERS' EQUITY	2,068,560.70
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,180,273.18

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS

Composition of Fixed Assets on December 31, 2024

(amounts stated in Brazilian Real)

	Original amount	Accumulated depreciation	Residual value
Land	3,086,755.03	-	3,086,755.03
Enhancements to real properties owned	405,503.65	120,386.57	285,117.08
Improvements to third-party real estates	282,536.79	83,956.06	198,580.73
Machinery and Equipment	3,590.75	3,352.99	237.76
Hardware	166,931.00	166,931.00	
Facilities	0.08		0.08
Furniture and equipment	23,636.01	22,017.28	1,618.73
	3,968,953.31	396,643.90	3,572,309.41

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Description of the Real Property that is part of the fixed assets on December 31, 2024

10th REAL ESTATE REGISTRY OFFICE

Judicial District of the Capital City of the State of Sao Paulo (Brazil).

Sao Paulo, June 13, 2016.

Registration 143.716 Form 01

Real property: a store located on the ground floor of the **Shop Sector** of **"Condomínio Thera Faria Lima | Pinheiros" building,** at Rua Paes Leme, No. 215, in the 45th subdistrict, Pinheiros neighborhood, with a private covered building areaof 402.53 square meters, a total building area of402.53 square meters, uncovered common area of 258.00 square meters, total area (building + uncovered) of 660.53 square meters, including the right to 8 small undetermined parking spaces, 1 parking space for PwD, 1 parking space for utilitarian vehicles, and 2 parking spaces for motorcycles in the garage located on the ground floor, with the ideal fraction of 0.0044694 on the land described in registration number 125.998, in which the organization was registered under No. 286.

Taxpayer: No. 083.220.0334-1, referring to the land.

Owner: **GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda., with Tax Id.** (CNPJ) No. 11.979.404/0001-95, headquartered at Avenida Brigadeiro Luiz Antônio, 3172, city of São Paulo, SP (Brazil).

Previous registration: R.240/125.998, of December 8, 2011, of this Real Estate Registry.

R.2 (2nd Annotation) - ESTABLISHMENT OF A BENEFICIAL OWNERSHIP

Through the public deed drawn up on December 17, 2021, registered with the 14th Notary Public's Office of the Judicial District of the Capital City of Sao Paulo, in Book 6197, page 309, **GPA Malls & Properties Gestão de Ativos e Serviços Mobiliarios Ltda.**, with State Registry (NIRE) No. 35.223.830.401 JUCESP, already qualified, established a beneficial ownership on the property valued at R$754.503,00, for a period of 240 months in favor of **BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A.**, with Tax Id. (CNPJ) No. 13.486.793/0001-42, NIRE 35.300.392.655 JUCESP, headquartered at Rua Iguatemi, 151, 19º andar, parte, city of Sao Paulo, which receives it on a trust basis, as manager of the real estate fund known as **VBI Renda Preferencial Fundo de Investimento Imobiliário**, with Tax Id. (CNPJ) No. 41.978.140/0001-16.

RESTRICTIONS (Art. 7 of Law 8669/93)

In the same public deed referred to hereinabove, it is declared that said real property became part of the equity of **VBI Renda Preferencial Fundo de Investimento Imobiliário**, already qualified, subject to, pursuant to art. 7 of Law 8669/93, the following restrictions: a) it is not part of the manager's assets; b) it is not directly or indirectly liable for any obligation of the managing organization; c) it does not compose the list of assets and rights of the manager, for the purpose of court or out-of-court liquidation; d) it cannot be given as a guarantee of operations of the managing organization; e) it is not subject to execution by any creditors of the manager, however privileged they may be; and f) it will not be subject to the constitution of real liens.

R.4 (4th Annotation) - LEASE (EFFECTIVE CLAUSE)

Through the lease agreement dated December 17, 2021, **BRL trust Distribuidora de Títulos e Valores Mobiliários S.A.**, as manager of the equity of **VBI Renda Preferencial Fundo de Investimento Imobiliário,** with the consent of **GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda.**, already qualified, ***leased*** the property to COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, with **Tax** Id. (CNPJ) NO. 47.508.411/0001-56, headquartered at Avenida

Brigadeiro Luiz Antônio, 3142, city of São Paulo-SP, for a period of 15 (fifteen) years from the date of the lease agreement, with an effective clause in case of change, for the monthly rent of R$22,011.21, adjusted annually according to the IPCA/IBGE inflation indicator, which must be paid every 10th (tenth) day of each month subsequent to the month used as lease, pursuant to the lease agreement. The lease agreement sets forth late payment fine, default interest, and other conditions.

Av. 5 (5th Annotation) - LEASE (PREEMPTIVE RIGHT)

Through the lease agreement referred to in R.4 (4th Annotation), and in compliance with the express request of the interested party, the lease agreement is hereby annotated for the purposes of ensuring the lessee's preemptive right provided for in art. 33 of Law 8245/91.

EXHIBIT 6

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Adjustments arising from the analysis performed

(amounts stated in Brazilian Real)

1	Current liabilities - Accounts payable - Advances from customers	215113	693,084.22	
	Stockholders' equity - Retained earnings	285101		693,084.22

Write-off of non-existent balance

EXHIBIT 7

GPA MALLS & PROPERTIES GESTÃO DE ATIVOS E SERVIÇOS IMOBILIÁRIOS LTDA.

Adjusted balance sheets

(amounts stated in Brazilian Real)

	GPA Malls	Adjustments		Adjusted
		Debts	Credit	
Current				
ASSETS				
Cash and cash equivalents	914.94			914.94
Recoverable taxes	5,544.04			5,544.04
Anticipated expenses	9,541.36			9,541.36
Total current assets	16,000.34			16,000.34
Non-current				
Credits with affiliates	33,535,504.16			33,535,504.16
Escrow deposits for court appeals Investments	445,922.21			445,922.21
Investments	2,068,559.70			2,068,559.70
Net fixed assets	3,572,309.41			3,572,309.41
Other intangible assets	83,011.26			83,011.26
Total non-current assets	39,705,306.74			39,705,306.74
TOTAL ASSETS	39,721,307.08			39,721,307.08
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Tax obligations	318.66			318.66
Accounts payable	693,084.22	693,084.22		-
Total current liabilities	693,402.88			318.66
Non-current				
Tax, social security, labor, and civil provisions	6,045.96			6,045.96
Total non-current liabilities	6,045.96			6,045.96
TOTAL LIABILITIES	699,448.84			6,364.62
SHAREHOLDERS' EQUITY				
Capital stock	20,897,836.30			20,897,836.30
Capital reserve	1.33			1.33
Stock Option Reserve	5,138,973.91			5,138,973.91
Retained earnings reserve	483,226.27			483,226.27
Retained earnings	12,501,820.43		693,084.22	13,194,904.65
TOTAL SHAREHOLDERS' EQUITY	39,021,858.24			39,714,942.46
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	39,721,307.08	693,084.22	693,084.22	39,721,307.08

EXHIBIT 8

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

Current	
ASSETS	
Cash and cash equivalents	2,121,253,017.29
Customers	406,653,120.00
Inventories	2,013,652,230.21
Recoverable taxes	596,952,332.87
Anticipated expenses	210,057,727.40
Other current assets	
	133,167,925.00
Total current assets	5,481,736,352.77
Non-current	
Other accounts receivable	840,677,153.80
Deferred income tax and social contribution	1,157,354,471.23
Anticipated expenses	24,081,462.93
Credits with affiliates	13,053,436.12
Recoverable taxes	2,364,425,123.45
Escrow deposits for court appeals	328,569,104.62
Financial instruments	23,447,942.28
Other	115,120,000.00
Investments	1,333,778,687.32
Net fixed assets	6,142,233,950.74
Goodwill	481,565,687.42
Other intangible assets	908,919,671.08
Leased intangible assets	285,854,090.90
Total non-current assets	14,019,080,781.89
TOTAL ASSETS	19,500,817,134.66

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheets as of December 31, 2024

(amounts stated in Brazilian Real)

LIABILITIES AND SHAREHOLDERS' EQUITY	
Current	
Social and labor obligations	419,163,545.12
Suppliers	3,314,290,597.08
Tax liabilities	447,818,304.08
Loans and financing	850,012,302.31
Related parties	51,893,430.73
Dividends and interest on net equity payable	601,228.65
Public services	11,788,039.11
Rentals to pay	21,566,994.51
Provision for marketing expenses	11,856,079.58
Transfer to third parties	39,347.09
Financing for purchase of assets	156,225,718.01
Deferred revenues	30,415,994.72
Insurance payable	3,136,081.07
Loyalty program	554,721.95
Multiservices payable	8,578,070.92
Real Estate Tax (IPTU) Payable	297,119.80
Other accounts payable	277,510,968.41
Provisions for restructuring	4,401,015.20
Liabilities on non-current assets for sale and discontinued items	106,187,677.08
Financial leasing	454,026,910.97
Total current liabilities	6,170,364,146.39
Non-current	
Loans and financing	3,196,066,023.39
Taxes and contributions	1,237,981,832.45
Tax, social security, labor, and civil provisions	2,037,628,786.13
Financial leasing	3,873,105,966.17
Deferred revenues	58,711,158.45
Total non-current liabilities	10,403,493,766.59
TOTAL LIABILITIES	16,573,857,912.98
SHAREHOLDERS' EQUITY	2,926,959,221.68
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,500,817,134.66

EXHIBIT 9

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheets after merger

(amounts stated in Brazilian Real)

	CBD	GPA Malls	Merger Debts	Merger Credit	CBD after merger
Current					
ASSETS					
Cash and cash equivalents	2,121,253,017.29	914.94		914.94	2,121,253,017.29
Customers	406,653,120.00				406,653,120.00
Inventories	2,013,652,230.21	-			2,013,652,230.21
Recoverable taxes	596,952,332.87	5,544.04		5,544.04	596,952,332.87
Anticipated expenses	210,057,727.40	9,541.36		9,541.36	210,057,727.40
Other current assets	133,167,925.00	-			133,167,925.00
Total current assets	5,481,736,352.77	16,000.34			5,481,736,352.77
Non-current					
Other accounts receivable	840,677,153.80	-			840,677,153.80
Deferred income tax and social contribution	1,157,354,471.23	-			1,157,354,471.23
Anticipated expenses	24,081,462.93	-			24,081,462.93
Credits with affiliates	13,053,436.12	33,535,504.16		33,535,504.16	13,053,436.12
Recoverable taxes	2,364,425,123.45	-			2,364,425,123.45
Escrow deposits for court appeals	328,569,104.62	445,922.21		445,922.21	328,569,104.62
Financial instruments	23,447,942.28	-			23,447,942.28
Others	115,120,000.00	-			115,120,000.00
Investments	1,333,778,687.32	2,068,559.70		2,068,559.70	1,333,778,687.32
Net fixed assets	6,142,233,950.74	3,572,309.41		3,572,309.41	6,142,233,950.74
Goodwill	481,565,687.42	-			481,565,687.42
Other intangible assets	908,919,671.08	83,011.26		83,011.26	908,919,671.08
Leased intangible assets	285,854,090.90	-			285,854,090.90
Total non-current assets	14,019,080,781.89	39,705,306.74			14,019,080,781.89
TOTAL ASSETS	19,500,817,134.66	39,721,307.08			19,500,817,134.66

EXHIBIT 9 (continued)

(amounts stated in Brazilian Real)

	CBD	GPA Malls	Merger		CBD after merger
			Debts	Credit	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Social and labor obligations	419,163,545.12	-			419,163,545.12
Suppliers	3,314,290,597.08	318.66	318.66		3,314,290,597.08
Tax liabilities	447,818,304.08				447,818,304.08
Loans and financing	850,012,302.31	-			850,012,302.31
Related parties	51,893,430.73	-			51,893,430.73
Dividends and interest on net equity payable	601,228.65	-			601,228.65
Public services	11,788,039.11	-			11,788,039.11
Rentals to pay	21,566,994.51	-			21,566,994.51
Provision for marketing expenses	11,856,079.58	-			11,856,079.58
Transfer to third parties	39,347.09	-			39,347.09
Financing for purchase of assets	156,225,718.01	-			156,225,718.01
Deferred revenues	30,415,994.72	-			30,415,994.72
Insurance payable	3,136,081.07	-			3,136,081.07
Loyalty program	554,721.95	-			554,721.95
Multiservices payable	8,578,070.92	-			8,578,070.92
Real Estate Tax (IPTU) Payable	297,119.80	-			297,119.80
Other accounts payable	277,510,968.41	-			277,510,968.41
Provisions for restructuring	4,401,015.20	-			4,401,015.20
Liabilities on non-current assets for sale and discontinued items	106,187,677.08	-			106,187,677.08
Financial leasing	454,026,910.97	-			454,026,910.97
Total current liabilities	6,170,364,146.39	318.66			6,170,364,146.39
Non-current					
Loans and financing	3,196,066,023.39	-			3,196,066,023.39
Taxes and contributions	1,237,981,832.45	-			1,237,981,832.45
Tax, social security, labor, and civil provisions	2,037,628,786.13	6,045.96	6,045.96		2,037,628,786.13
Financial leasing	3,873,105,966.17	-			3,873,105,966.17
Deferred revenues	58,711,158.45	-			58,711,158.45
Total non-current liabilities	10,403,493,766.59	6,045.96			10,403,493,766.59
TOTAL LIABILITIES	16,573,857,912.98	6,364.62			16,573,857,912.98
SHAREHOLDERS' EQUITY	2,926,959,221.68	39,714,942.46	39,714,942.46		2,926,959,221.68
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,500,817,134.66	39,721,307.08	39,721,307.08	39,721,307.08	19,500,817,134.66

Exhibit V

information on the Merger

(according to Exhibit I of CVM Resolution 81)

Hereby, in compliance with the provisions of article 22 of CVM Resolution No. 81/22 (the "CVM Resolution 81"), Companhia Brasileira de Distribuição ("CBD" or the "Company") provides the following information about the purchase and merger of GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. ("GPA Malls") by the Company:

1. Merger Protocol with justification of the transaction, pursuant to Articles 224 and 225 of Brazilian Law 6.404/1976.

The "*Merger Protocol with Justification of GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. by Companhia Brasileira de Distribuição*" (hereinafter, the "Merger Protocol with Justification") is **provided in Exhibit IV** to this Proposal, as well as on the Company's Investor Relations *website* (www.gpari.com.br), and on the websites of CVM (www.gov.br/cvm) and B3 (www.b3.com.br).

2. Other covenants, agreements, and letters of intent governing the exercise of the right to vote or the transfer of shares of existing companies or companies resulting from the transaction, filed with the Company's headquarters or to which the controlling shareholder of the company is a party.

None.

3. Description of the transaction, including:

(a) Terms and conditions:

The proposed transaction consists of a merger with the Company purchasing GPA Malls, with the consequent dissolution of GPA Malls, which will be succeeded in all its rights and obligations by the Company (the "Merger"). As a result, all GPA Malls' assets and liabilities will be purchased by the Company and become part of its holdings.

As provided for in the Merger Protocol with Justification, the consummation of the Merger is subject to the following corporate events of the Company and GPA Malls, all interdependent with each other:

- Resolution of the Sole Member of GPA Malls approving (a) the Merger and, consequently, the dissolution of GPA Malls, under the terms and conditions of the Merger Protocol with

Justification; and (b) the authorization to the management members of GPA Malls to perform all actions and measures required for implementing the Merger.

- The approval, by the CBD Meeting called hereby, of the: (a) ratification of the appointment and hiring of the specialized company responsible for preparing the appraisal report, at book value, of the shareholders' equity of GPA Malls ("Appraisal Report"); (b) Appraisal Report; and (c) Merger, under the terms and conditions of the Merger Protocol with Justification, authorizing CBD's management members to perform all actions required to consummate the Merger.

The Merger will not result in an increase in the Company's capital stock, since GPA Malls' net assets will be fully absorbed by the Company to replace GPA Malls' shares held by the Company, which will be canceled as a result of the Merger. The Company's interest in GPA Malls will be replaced, on the Company's balance sheet, with the assets and liabilities that make up GPA Malls' shareholders equity, listed in the Exhibit to the Appraisal Report, at the corresponding book value.

The Merger will not grant any right of withdrawal to the shareholders of CBD, which is the acquiring company, as the right of withdrawal is legally limited to the shareholders of the target company. Consequently, the right to withdraw is unavailable to members of both companies as the Company holds all shares in GPA Malls.

(b) Potential obligations to indemnify: (i) management members of any of the companies involved; (ii) if the transaction is not consummated.

None.

(c) Comparative table of the rights, benefits, and restrictions of the shares of the companies involved or arising from the merger, before and subsequently to the transaction.

No new shares will be issued, nor will shareholder rights be modified as a consequence of the Merger.

(d) Potential need for approval by debenture holders or other creditors.

None.

(e) Items of assets and liabilities composing each portion of stockholders' equity in the event of a split-up.

Not applicable.

(f) Intention of the resulting companies to be registered as an issuer of securities

Not applicable, considering that the Company is already registered as an issuer of securities with CVM.

4. Plans to conduct corporate businesses, particularly as regards specific corporate events that might be promoted.

The Merger will not change the conduct of the Company's corporate business, as it represents the mere replacement of the Company's equity interest in GPA Malls with the assets and liabilities of the merged net equity. In addition, GPA Malls is currently a non-operating holding company, having as its only remaining activity the holding of equity interest in an investee company, a subsidiary whose activities are consistent with CBD's corporate purpose.

5. Analysis of the following aspects of the transaction:

(a) Description of the key benefits expected, including: (i) synergies, (ii) tax benefits; and (iii) strategic advantages.

The purchase and Merger of GPA Malls will produce positive outcomes in equity, legal, and financial aspects, including:

(i) the streamlining and optimization of the group's corporate structure to which the Company belongs ("*Grupo Pão de Açúcar*");
(ii) efficiency gains in managing the assets still owned by GPA Malls;
(iii) cost reduction in administrative areas and the compliance with ancillary obligations, thereby creating synergies.

(b) Costs.

The Company's management estimates that the costs of carrying out the Merger will be of approximately R$30,000 (thirty thousand Reals), including expenses with publications, auditors, appraisers, lawyers, and other professionals hired to assist in its implementation.

(c) Risk factors.

The Company's management does not identify relevant risks in the Merger, since **(i)** the Company already holds all shares issued by GPA Malls; and **(ii)** currently, GPA Malls does not carry out operating activities, as it operates exclusively as a *holding company*.

(d) In the case of a related-party transaction, please point out any alternatives that could have been used to achieve the same goals, and provide a rationale for their non-adoption.

Considering that the Company holds the entire capital stock of GPA Malls, there is no reason to adopt another corporate structure other than in the form of a merger to implement the intended transaction.

(e) Exchange ratio.

Not applicable, considering that the Company holds all the shares issued by GPA malls and there will be no capital increase of the Company as a result of the Merger.

(f) In transactions involving controlling companies, subsidiaries, or companies under common control:

(i) The share exchange ratio is calculated in accordance with Article 264 of Brazilian Law 6.404 of 1976

The Merger does not involve a share exchange, as the Company holds all of GPA Malls' capital stock. In this sense, in line with the position of CVM's Board, embodied in a decision issued under CVM Proceeding No. 19957.011351/2017-21, it is understood that the special regime provided for in art. 264 of the Brazilian Corporation Law, including the obligation to evaluate the net worth of the companies involved in the terms set forth therein, is not applicable.

(ii) Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction.

Not applicable. See sections 5(e) and 5(f)(i) above.

(iii) If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a controlling block: (1) Comparative analysis of the exchange ratio and the price paid for the acquisition of control; and (2) Reasons that justify possible appraisal differences in the different transactions.

Not applicable.

(iv) Justification why the exchange ratio is commutative, describing the procedures and criteria to ensure the reciprocal operation, or, if the exchange

ratio is not commutative, detailing the payment or equivalent measures taken to ensure adequate offsetting.

Not applicable. See sections 5(e) and 5(f)(i) above.

6. Copy of the minutes of all meetings of the board, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes.

The minutes of the meetings of the Company's Board of Directors, Financial Committee, and Fiscal Council that reviewed the terms of the Merger, held on March 28, 2025 and March 27, 2025, were made available on the Company's IPE on the CVM website (gov.br/cvm) and on the Company's Investor Relations website (gpari.com.br).

7. Copies of studies, presentations, reports, views, opinions, and appraisal reports of the companies involved in the transaction that were made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report of GPA Malls is available as an exhibit to the Merger Protocol with Justification (provided in **Exhibit IV** to this Proposal), as well as in the company's IPE on the CVM website (www.gov.br/cvm) and on CBD's Investor Relations website (www.gpari.com.br).

8. Identification of possible conflicts of interest between financial institutions, companies, and professionals who have prepared the documents mentioned in section 7 and the companies involved in the transaction.

Magalhães Andrade S/S Auditores Independentes stated that (i) it has no interest, either directly or indirectly, in the companies involved in the Merger, or even regarding the Merger itself, which could prevent or affect the preparation of the Appraisal Report requested to it; (ii) its professional fees are not, in any way, subject to the conclusions of the Appraisal Report; (iii) to the best knowledge and credit of the consultants, all analyzes, opinions, and conclusions expressed in the Appraisal Report are based on true and correct data, diligence, research, and surveys; (iv) the information received from third parties is assumed to be correct, and its sources are contained and mentioned in said Appraisal Report; (v) the Appraisal Report meets recommendations and criteria established by the competent bodies; and (vi) the involved companies' shareholders and management members have not directed, limited, hindered, or performed any actions that have or may have jeopardized the availability, use, or knowledge of information, assets, documents, or work methodologies relevant to the quality of their conclusions.

9. Projects of bylaws or amendments to the bylaws of the companies resulting from the transaction.

Not applicable, considering that the Company's bylaws will not be changed because of the Merger.

10. Financial statements used for the purposes of the transaction, under the specific standards.

Pursuant to Article 16 of CVM Resolution No. 78, this section is inapplicable to the Merger, given the absence of any capital increase, share exchange ratio between GPA Malls and the Company, or dilution of the Company's shareholders' equity.

The Merger will be carried out considering the value of GPA Malls' shareholders' equity, as reflected in its balance sheet on the base date of December 31, 2024, which is provided in the exhibit to the Appraisal Report, available as an exhibit to the Merger Protocol with Justification (contained in **Exhibit IV** to this Proposal).

11. *Pro forma* financial statements prepared for the purposes of the transaction, in accordance with the specific standards.

Not applicable, in view of what is mentioned in section 10 above.

12. Documents containing information on companies directly involved that are not publicly held companies.

(a) Risk factors, pursuant to sections 4.1 and 4.2 of the reference form.

The management understands that the risk factors provided in the Company's Reference Form already include the risk factors applicable to GPA Malls, since the Company is already exposed to them as it holds the entirety of its capital stock.

(b) Description of the key changes in risk factors that occurred in the previous year and expectations as to the reduction or increase in risk exposure as a result of the transaction.

In its Reference Form, the Company identifies all risk variations of its economic group, including GPA Malls. Considering that the Company already fully holds the capital stock of GPA Malls, the Merger presented no identified increase or decrease in risk exposure.

(c) Description of its activities, pursuant to sections 1.2 and 1.5 of the reference form

GPA Malls was the business unit responsible for managing all real estate assets and shopping malls and arcades operated next to the stores of the Pão de Açúcar Group. However, currently, GPA Malls is a non-operating holding company, having as its only remaining activity the holding of equity interest in the investee company known as Place 2B Serviços Imobiliários Ltda., with an activity consistent with CBD's corporate purpose.

(d) Description of the economic group, pursuant to section 6 of the reference form

GPA Malls, a wholly-owned subsidiary, belongs to the Company's CBD economic group, as detailed in section 6 of its Reference Form.

(e) Description of share capital, pursuant to section 12.1 of the reference form.

GPA Malls' share capital is R$20,897,835.26 (twenty million, eight hundred and ninety-seven thousand, eight hundred and thirty-five Reals and twenty-six cents), divided into 2,089,783,526 (two billion, eighty-nine million, seven hundred and eighty-three thousand, five hundred and twenty-six) shares, all of them owned by the Company.

13. Description of capital structure and control after the transaction, under section 6 of the reference form.

Not applicable, since there will be no change in the Company's capital structure and controlling interests because of the Merger.

14. Number, class, kind, and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by a person related to these companies, as determined by the rules governing a public offering for the acquisition of shares.

CBD holds 100% (one hundred percent) of the shares issued by GPA Malls.

15. Exposure of any of the companies involved in the transaction, or of persons related to them, as determined by the rules governing a public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

16. Report covering all businesses performed in the last six (6) months by the companies or individuals listed below with securities issued by the companies involved in the transaction:

The businesses performed in the last six (6) months by the companies involved in the Merger and parts related to them are described below:

(a) Companies involved in the transaction:

As a result of the exercise of stock options granted under the Stock Option Compensation Plan of Shares Issued by the Company (the "SOP Plan"), 109,429 (one hundred and nine thousand, four hundred and twenty-nine) new common shares were issued by the Company in the last six (6) months.

The table below refers to the common shares issued by the Company subscribed and paid up because of the exercise of the stock options granted under the SOP Plan:

Common Shares | Exercise of Stock Options	
1) Average price	R$ 0.01
(2) number of shares involved	109,429
3) securities involved	Shares issued by the Company
4) percentage in relation to the class and type of security	0.02%
5) other relevant conditions	Shares issued as a result of the exercise of stock options granted under the SOP Plan

(b) Parties related to companies involved in the transaction:

Except for the information provided in the forms according to art. 11 of CVM Resolution No. 44, this is not applicable.

17. Documents through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction was negotiated under the terms of CVM Guideline Opinion No. 35 of 2008.

Not applicable.

Exhibit VI - Information on the Appraisers
(according to Exhibit L of CVM Resolution No. 81)

1. Please list the appraisers recommended by the management

The Company's management recommends that the appraising firm Magalhães Andrade S/S Auditores Independentes, enrolled with the CNPJ/MF under number 62.657.242/0001-00, registered with the CRC/SP under number 2SP000233/O-3, headquartered in the city of São Paulo, State of São Paulo (Brazil), at Avenida Brigadeiro Faria Lima, nº 1.893, 6º andar, conjunto 61/62, Jardim Paulistano, CEP: 01451-001, which prepared the Merger Appraisal Report, is retained, then such retention is approved and ratified, in compliance with the provisions of articles 224, 226 and 227 of the Brazilian Corporations Act (the "Appraiser")]

2. Please specify the technical expertise of the recommended appraisers

The Appraiser has renowned experience in preparing the Merger Appraisal Report and is legally qualified to carry out the work of appraisal experts in merger, spin-off, and acquisition processes. Operating in Brazil and globally for over 80 years, the Appraiser assists national and multinational companies of various sizes across numerous sectors, focusing on independent audits, book value appraisals, and reports mandated by corporate law, especially for mergers and acquisitions, spin-offs, etc.

3. Please provide a copy of the proposed work and compensation details for the recommended appraisers..

The Appraiser's compensation for preparing the Merger Appraisal Report was R$25,000 (twenty-five thousand Reals), according to the work proposal submitted to the managements of GPA Malls and the Company, contained in Exhibit VI(a) to this Proposal.

4. Please describe any relevant relationship over the past three (3) years between the recommended appraisers and parties related to the Company, as defined by the accounting standards governing this matter

The Appraiser's services to the Company encompass the book value appraisal of shareholder equity in companies comprising the Pão de Açúcar Group, along with the generation of requisite reports for corporate transactions mandating such appraisals under Brazilian corporate law.

Consequently, the Pão de Açúcar Group retained the Appraiser twice in the past three (3) years to render the aforementioned services, as detailed below:

Clients	Year	Description
Companhia Brasileira de Distribuição	2022	Preparation of an Appraisal Report of the Merger for the Company to

		purchase its subsidiary SCB Distribuição e Comércio Varejista de Alimentos Ltda.
Companhia Brasileira de Distribuição	2022	Preparation of an Appraisal Report of the Merger for the Company to purchase its subsidiary James Intermediação de Negócios Ltda.

Exhibit VI(a): Service Proposal from Magalhães Andrade
(according to Exhibit L of CVM Resolution No. 81)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Professional services proposal:

Appraisal report at book value for merger purposes

February 25, 2025 1 00 004/25

Sao Paulo, February 25, 2025.

To:
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Av. Brigadeiro Luis Antônio 3142,
Sao Paulo, SP (Brazil)

Att.: Mr. Benoît Pertuc
Accounting/ M&A Officer

Dear Sirs/Mesdames,

Please find below our proposal to provide the services of issuing an appraisal report at book value of the net assets to be purchased by and merged into **Companhia Brasileira de Distribuição**.

I SCOPE OF OUR PROPOSAL

This proposal to provide services of issuing an appraisal report of the book value of **GPA Malls**'s net assets (hereinafter, **Malls**) to be merged into **Companhia Brasileira de Distribuição** (**CBD**), which is the parent company holding 100% of **Malls**'s share capital.

The appraisal covers the audit of **Malls**'s assets and liabilities on the appraisal date, according to the accounting standards adopted in Brazil, with a level of materiality compatible with the type of assurance.

II APPRAISAL APPROACH

The appraisal will be made at book value, in compliance with the provisions of Brazilian corporate law, in particular the provisions of article 226 of Law 6.404/76 and CVM Resolution 78/2022.

CTG 2002 standard of the Federal Accounting Board, which governs the issuance of appraisal reports at book value, determines that the financial statements object of the appraisal are audited by an Appraisal Expert. Therefore, we will conduct an audit of the net assets to be spun off from **Malls** on the appraisal's base date to ensure the reliability of the accounting information within the appraisal's scope, especially concerning asset realization and the completeness of liabilities.

It is essential that **Malls**'s accounting is up to date and the financial statements on the appraisals' base date should reflect the company's equity and financial position on that date. Comprehensive and accurate accounting records are required, fully reflecting all transactions of both companies, with reconciled, correct, and balanced accounts.

III CONTENTS OF THE APPRAISAL REPORT AT BOOK VALUE

After our examinations and due diligence are completed, we will issue the Appraisal Report at the book value of **Malls**'s shareholders' equity to be merged.

The appraisal reports will be prepared and signed in digital form and will be delivered to the recipient of this proposal.

IV DEADLINE FOR DELIVERY

The Appraisal Report's delivery is contingent upon the cooperation received in providing necessary information and data, as well as the timely and complete submission of all requested materials. Should information be lacking, immediate communication is required to assess alternative procedures.

V APPRAISERS' FEES

As you are already aware, our fees are determined by the time invested and personnel classification involved in project execution. Our fees were also established considering the tax burden and social charges currently existing.

The fees proposed for issuing the appraisal reports detailed in this proposal are **R$25,000**.

The fees must be paid upon delivery of the Appraisal Report.

Overdue invoices will incur a 1% penalty per ten-day increment, with a 20% maximum, and a 0.33% daily default interest charge.

Kindly remit fees payment to the bank account specified below:

Magalhães Andrade S/S Auditores Independentes

Bank Bradesco:	237
Branch:	0504-5
Checking account:	1702-7

All scope and deadline changes potentially resulting in overtime require prior notification to and authorization from **CBD**. Any unforeseen deviations from the estimated timeline or budget will be promptly communicated to ensure the financial integrity of our proposal.

VI TRAVEL AND OTHER EXPENSES

Travel, accommodation, and food expenses, as well as other potential expenses (mail, fax, and phone calls), will be borne or reimbursed by **CBD**, according to rules that will be established by mutual agreement.

VII EXTERNAL ASSESSMENT OF AUDIT QUALITY CONTROL

Brazilian Securities and Exchange Commission (CVM) and Federal Accounting Board (CFC) regulations mandate that audit firms' quality control processes undergo periodic external review. This review, conducted by another external firm under CFC supervision, supervises the practices of each company and samples their completed audits.

In this sense, we warn that the work resulting from this agreement may eventually be chosen for such review. We assure, however, that the revising auditors are subject to the same professional secrecy standards to which we are bound, and the matters they may come to know will be dealt with within the rules of professional secrecy and will not be used for any purposes other than those provided for in the CFC accounting standard for quality-control external review.

VIII UNILATERAL TERMINATION

Either party may terminate this agreement. In the event of termination by **CBD**, compensation will be provided for hours worked to date.

IX SEVERABILITY AND CONFIDENTIALITY

Our customer relationships are conducted with appropriate financial and ethical independence. Therefore, by referring us to this work, you agree not to promote any act that may compromise our independence.

Confidential Information means any non-public information that a party defines as "confidential". Any information that (i) is already known to us or got from a public source; (ii) is disclosed without restrictions to any person or entity (including government agencies); or (iii) is developed by us independently, without the use of confidential information, is not considered confidential information. Magalhães Andrade commits to safeguarding any confidential information accessed as part of this proposal, except when legally obligated or compelled by court order. In this case, we will inform you in advance of this fact.

Your agreement also includes the obligation to maintain confidentiality regarding our methodology and deliverables, as specified in section "**X**", subsection "d", below.

X RESPONSIBILITIES AND LIMITATIONS

We clarify, in due course, that the events and circumstances listed below are inherent to the work defined in this proposal and cannot, under any circumstances, be considered as insufficiency or deficiency of any nature in the performance of the services:

a) The services object herein do not constitute an independent financial statement audit and their results should not be interpreted as such or used for the purposes for which a lawsuit or an audit would serve.

b) The proposed work's scope is not intended to encompass the detection of fraud within the operational processes, records and documentation of the companies detailed in Section **I** of this proposal. Should evidence of such an element or a suitable environment for its formation be found, this will be promptly reported.

c) Services regulated and subsidized will conform to applicable legal and regulatory frameworks in effect when such services are rendered. This proposal excludes updates to services, opinions, and reports resulting from legal or regulatory changes effective after our services are finished.

d) Our Appraisal Report is being issued solely to support the merger of **Malls**. The Report shall not be used for any purpose other than that established and its result shall not be delivered to third parties outside the scope of the ongoing merger.

Malls should note that: (i) the data to be delivered must express, in an exhaustive manner, the transactions, processes, or transactions to which they refer and must be presented in a timely manner; (ii) the responsibility for preparing the information to be provided to us is the exclusive responsibility of its Management; and (iii) as part of the services, we have the right to obtain written confirmation of any oral statements and information that may be provided to us.

As service providers, we are not responsible for any inappropriate or unauthorized use that may be made of the reports and opinions arising from the services described in this proposal.

XI TERM OF ACCEPTANCE, EFFECTIVE TERM, AND JURISDICTION

This proposal is deemed accepted upon return of a signed copy by a duly authorized legal representative, who must initial each page.

If you do not express your acceptance in the manner stated above, but authorize the beginning of the services to be provided as described in this proposal, in oral or written form and without expressly recording any restriction on the terms and conditions of this proposal, your behavior will mean a tacit adherence of the companies mentioned in this document to all the terms and conditions established herein and, in this way, the contractual relationship that will be established between the parties will be governed, in any circumstance, by this document.

Upon receipt of your confirmation, we will commence project planning and allocate the necessary resources.

All disputes between the parties will fall under the jurisdiction of the Judicial District of Sao Paulo Capital City, in the State of Sao Paulo (Brazil).

We are confident that this information will resolve any outstanding questions. However, we remain available for any further clarification.

GUY ALMEIDA ANDRADE
Accountant CRC
1SP116758/O-6

Agreed:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

___________/ ____, 2025

EXHIBIT VII

Report detailing the Origin and Justification of Proposed Changes
(Article 12, II, of CVM Resolution 81)

We provide below a comparative table between the version currently in force and the proposed amendment to the Company's Bylaws:

Current wording	Proposed wording	Comparative wording	Change rationale
ARTICLE 4 – The Company's capital stock is R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reals and seventy-three cents), fully subscribed and paid in, divided into 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty-nine) common shares, all of them registered, book-entry shares with no par value.	ARTICLE 4 – The Company's capital stock is R$2,511,168,929.61 (two billion, five hundred and eleven million, one hundred and sixty-eight thousand, nine hundred and twenty-nine Reals and sixty-one cents), fully subscribed and paid in, divided into 490,308,764 (four hundred and ninety million, three hundred and eight thousand, seven hundred and sixty-four) common shares, all of them registered, book-entry shares, with no par value.	ARTICLE 4 – The Company's capital stock is ~~R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reals and seventy-three cents)~~ R$2,511,168,929.61 (two billion, five hundred and eleven million, one hundred and sixty-eight thousand, nine hundred and twenty-nine Reals and sixty-one cents), fully subscribed and paid in, divided into ~~490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty-nine)~~ 490,286,447 (four hundred and ninety million, two hundred and eighty-six thousand, four hundred and forty-seven) common shares, all of them registered, book-entry shares with no par value.	The proposed amendment aims to reflect the Company's capital stock increases, within the authorized capital limit, as approved at the Board of Directors' meetings held on August 6, 2024, November 5, 2024, December 12, 2024 and February 13, 2025, resulting from the exercise of stock options by beneficiaries of the Company's Stock Option Compensation Plan.

EXHIBIT VIII
Restated Bylaws of the Company

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56
NIRE (State Registry) No. 35.300.089.901
A publicly held corporation with authorized capital

CHAPTER I
NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (the "**Company**") is a corporation headquartered at Av. Brigadeiro Luis Antônio n. 3142, in the capital city of Sao Paulo, SP, Federative Republic of Brazil, which will henceforth be governed by these Bylaws, by Law no. 6.404 of December 15, 1976 ("**Law no. 6.404/76**"), as amended, as well as other legal provisions in force.

Sole Paragraph – With the Company's entry into the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão ("**B3**"), the Company, its shareholders, including controlling shareholders, managers and members of the fiscal council, when established, are subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 – The Company's corporate purpose is the sale of manufactured, semi-manufactured or "*in natura*" products, whether of domestic or foreign origin, of any and all kinds and species, nature or quality, with the exploitation of the supermarket industry sector, which includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and the like in the surroundings of the points of sales operated by the Company.

Paragraph 1 - The Company may also carry out the following activities:

(a) the manufacturing, processing, handling, transformation, export, import, and representation of food or non-food products, on its own account or by third parties;

(b) the international trade, including of coffee;

(c) the import, distribution, and sale of cosmetic hygiene and toiletry products, perfumery, sanitizing and household cleaning products and food supplements;

(d) the general sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemicals, accessories, dental articles, surgical instruments and appliances; the manufacture of chemical products and pharmaceutical specialties, which can be specialized, such as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Compounding Pharmacy for every specialty;

(e) the sale of petroleum products and derivatives, supply of fuels of any kind, including on

gas stations, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services, for any kind of vehicles;

(f) the sale of veterinary products, drugs, and medicines in general; veterinary office, clinic and hospital, and pet shop with bathing and grooming services;

(g) the rental of any recorded media;

(h) the provision of photographic, cinematographic, and similar studio services;

(i) the practice and management of real estate transactions, buying, promoting subdivisions and developments, leasing and selling its own and third-party real estates;

(j) act as a distributor, agent, and representative of merchants and industrialists established in Brazil or abroad and in such capacity, on behalf of the principals or on their own account to acquire, retain, own and make any transactions and operations in its self interest or of the principals;

(k) the exploitation of buildings and construction in all its forms, on its own or by third parties, the purchase and sale of construction materials and the installation and maintenance of air-conditioning systems, hoists, and cargo elevators;

(l) application of household sanitizing products;

(m) the municipal, state, and interstate highway transportation of cargo in general for its own products and those of third parties, and also store and deposit them, and load, unload, organize and store third-parties' goods of any kind, as well as subcontract the services provided for in this subparagraph;

(n) activities of communication, general advertising and propaganda services, including bars, diners, cafeterias and restaurants, which may extend to other branches that are compatible or related to it, subject to any legal restrictions;

(o) the purchase, sale, and distribution of books, magazines, newspapers, periodicals and the like;

(p) carrying out studies, reviews, planning, and market research;

(q) carrying out tests to launch new products, packaging, and brands;

(r) developing strategies and carrying out reviews of the behavior of sales, special promotions and advertising in each segment;

(s) the provision of services related to food, meal, fuel, transportation vouchers, and other

kinds of vouchers or purchase cards that result from activities related to its corporate purpose;

(t) the lease and sublease of its own or third-party chattel;

(u) the provision of services in the management area;

(v) to represent other domestic or foreign companies and take part as a partner or shareholder in the capital of other companies, whatever their form or purpose, and in business ventures of any nature;

(w) operate as an agent, broker, or intermediation of securities and tickets;

(x) exploration of the activity of a banking correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, securities, accounts or booklets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by service machines and other activities arising from service agreements maintained by the Company with financial institutions; (ii) provision of collection, receipt or payment position; (iii) receipt and forwarding of proposals for the provision of credit cards; (iv) issuance of booklets, settlement forms, printed forms, and documents in general; and (v) supplementary services for the collection of registration data and documentation, as well as data control and processing;

(y) provision of parking, accommodation, and vehicle storage services;

(z) the import of beverages, wines, and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products;

(cc) the import, distribution, and sale of toys, metal pots, domestic ladders, baby strollers, party items, school items, tires, household electrical appliances, bicycles, monobloc plastic chairs, and light bulbs; and

(dd) exploitation of non-financial intangible asset management.

Paragraph 2 - The Company may provide sureties or guarantees in business of its interest, being forbidden those for mere favor.

ARTICLE 3 – The Company's term duration is indefinite.

CHAPTER II
CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company's capital stock is ~~R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reals and seventy-three cents)~~ R$2,511,168,929.61 (two billion, five hundred and eleven million, one hundred and sixty-eight thousand, nine hundred and twenty-nine Reals and sixty-one cents), fully subscribed and paid in, divided into ~~490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty-nine)~~ 490,286,447 (four hundred and ninety million, two hundred and eighty-six thousand, four hundred and forty-seven) common shares, all of them registered, book-entry shares with no par value.

Paragraph 1 - The shares representing the capital stock are indivisible in relation to the Company, and each common share entitles its holder the right to cast one vote at General Meetings.

Paragraph 2 - The shares will be in book-entry form and will be kept in deposit accounts in the name of their holders, at the authorized financial institution that the Company determines, and no certificates will be issued.

Paragraph 3 - The cost of services for transferring ownership of book-entry shares to be charged by the depositary financial institution may be passed on to the corresponding shareholder, pursuant to Article 35, paragraph 3 of Brazilian Law No. 6,404/76, subject to the maximum limits set by the Brazilian Securities and Exchange Commission (CVM).

Paragraph 4 - The Company may not issue preferred shares and founders' shares.

ARTICLE 5 - The Company is authorized to increase its capital stock up to the limit of 800,000,000 (eight hundred million) common shares upon resolution of the Board of Directors and regardless of any amendment to the Company's bylaws.

Paragraph 1 - The limit of the Company's authorized capital can be changed only upon a decision made by the General Meeting.

Paragraph 2 - The Company, within the limit of the authorized capital and complying with the plan approved by the General Meeting, may grant a stock option purchase plan to its management members, or employees, or even to individuals who provide services thereto.

ARTICLE 6 - Issuance of shares, subscription warrants, or debentures convertible into shares up to the limit of THE authorized capital, may be approved by the Board of Directors, excluding or reducing the time term for exercising the preemptive right, as provided for in Article 172 of Law no. 6,404/76.

Sole Paragraph - Except as provided for in the "caption" of this Article, shareholders will have the right of first refusal, in proportion to the number of shares held by them, to subscribe the Company's capital increases, and the exercise of this right will be governed by the applicable legislation.

CHAPTER III
GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of the shareholders, who may attend it by themselves or by representatives appointed pursuant to the Law in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Meeting shall be called by the Chairman of the Board of Directors, or in his/her absence by the Vice-Chairman of the Board of Directors and shall have the following responsibilities:

i. amend the Company's Bylaws;

ii. elect or dismiss, at any time, the members of the Company's Board of Directors;

iii. take, every year, the accounts submitted by the management members and resolve on the financial statements presented by them;

iv. approve the issuance of shares, subscription bonuses, debentures convertible into shares of its own issuance or any bonds, securities, or other rights or interests that are exchangeable or convertible into shares issued by the Company itself, without prejudice to the competence of the Board of Directors as provided for in Article 5 and Article 17(g);

v. decide on the appraisal of assets with which the shareholders contribute to the formation of the capital stock;

vi. decide on the transformation, merger, acquisition (including acquisition of shares), split-up of the Company or on any other kind of restructuring of the Company;

vii. decide on the dissolution and liquidation of the Company and to elect and dismiss the liquidator(s);

viii. examine and approve the accounts of the liquidator(s); and

ix. set the annual overall compensation of the members of the Company's management and the Fiscal Council, if established.

Sole Paragraph - The General Meetings will be established and chaired by any member of the Board of Directors or the Company's Board of Executive Officers or by employees of the Company who hold positions as officers, even if not statutory, who will choose, among those present, someone to act as secretary.

ARTICLE 9 - For any deliberation of the General Meeting, the approval of shareholders that represent at least the majority of votes of those present will be required, not counting the blank votes, subject to the exceptions provided for by law and in the applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the responsibilities provided for by law and will be held within the first four months subsequent to the end of the fiscal year.

Sole Paragraph - Whenever necessary, the General Meeting may be established on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV
THE MANAGEMENT

ARTICLE 11 - The Company's management will be the responsibility of the Board of Directors and the Board of Executive Officers.

Paragraph 1 - The management members will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 38.

Paragraph 2 - The term of office of the Directors and Executive Officers will be extended until the moment their corresponding successors take office.

Paragraph 3 - Minutes of the Board of Directors' and Executive Officers' meetings will be recorded in a specific book, which will be signed by the attending Directors and Officers, as the case may be.

Section I
The Board of Directors

ARTICLE 12 – The Board of Directors is composed of at least 7 (seven) and at most nine (9) members, elected and dismissible by the General Meeting, with a unified term of office of 2 (two) years, reelection being allowed.

Paragraph 1: In case any position of Director becomes vacant, the Board of Directors will be responsible to elect a substitute to fill the position on a permanent basis until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Paragraph 2 - Out of the members of the Board of Directors, at least 2 (two) members or 20% (twenty percent) of them, whichever is greater, shall be independent directors, pursuant to the standards set forth by the 'Novo Mercado' listing Regulation, and the full data of those nominated to be independent members of the Board of Directors shall be deliberated at the General Meeting that elects such independent directors, being also considered as independent those member(s) of the Board of Directors elected as provided for in article 141, paragraphs 4 and 5 of Law 6.404/76 (Brazilian

Corporations Act) in the event of existing a controlling shareholder.

Paragraph 3 - Whenever the application of the aforementioned percentage calculation results in a fractioned number of members, the Company must round it up and consider the immediate higher full number.

ARTICLE 13 – The Board of Directors shall have one (1) Chairman and up to one (1) Vice-Chairman, to be elected by the members of the Board of Directors at the meeting to be held immediately after the investiture of such members.

Paragraph 1 - The positions of Chairperson of the Board of Directors and of Chief Executive Officer of the Company cannot be held at the same time by the same person.

Paragraph 2 – In the event of a vacancy in the position of Chairman or impediment of the Chairman, the Vice-Chairman shall automatically undertake such position, remaining until the end of the respective term of office, or until a new appointment by the Board of Directors occurs.

Paragraph 3 - In the event of a vacancy in the position of Vice-Chairman, the Board of Directors shall appoint a substitute to the position to remain until the end of the respective term of office.

Paragraph 4 – In the event of the absence of the Chairman, the meetings of the Board of Directors shall be chaired by the Vice-Chairman.

Article 14 - The Board of Directors will meet on a regular basis at least six times a year to review the Company's financial results and other results, and to review and monitor the annual investment plan, and extraordinarily at any time, whenever required.

Paragraph 1 - The Chairperson or, in his/her absence, by the Vice-Chairperson, is responsible to call the meetings of the Board of Directors, either on his/her own initiative or upon the written request of any director.

Paragraph 2 - The meetings of the Board of Directors must be called by electronic means or by letter, at least 7 (seven) days before the date of each meeting, specifying the time and place for the first meeting and, case, on second call, and including the agenda. Any proposal and all documents required and related to the agenda must be made available to the Directors. The call for a meeting may be waived whenever all of the Board members in office are present at the meeting, or if the absent board members have previously agreed in writing with such waiver.

Paragraph 3 - The minimum quorum required to establish the Board of Directors' meetings is the presence of at least half of its acting members on first call, and any number of directors on the second call, considering as present also those represented as allowed for in these Bylaws.

Article 15: The Board of Directors' meetings shall be presided over by its Chairman and, in his/her absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1: The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its members. The directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that allows the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Paragraph 2- In case of absence or temporary impediment of any director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the director acting as substitute of the absent or temporarily unable director, in addition to his/her own vote, shall cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors must approve any change to its Internal Regulation or charter and will elect an Executive Secretary, who will be responsible for exercising the functions determined in the Internal Regulation, as well as issuing certificates and certifying, before third parties, the authenticity of the resolutions taken by the Board of Directors.

ARTICLE 17 - In addition to the authority set forth by law, the Board of Directors is responsible for:

(a) setting forth the general guidance of the Company's businesses;

(b) approve or amend the Company's investment plan;

(c) electing and dismissing the Company's executive officers, determining their duties and designations;

(d) supervising the management of the Executive Officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;

(e) calling the General Meeting;

(f) issuing its opinion on the Management's report, the accounts submitted by the Board of Executive Officers, and the Company's financial statements;

(g) deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, determining the corresponding price and the payment conditions;

(h) choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;

(i) issue an opinion on any proposal by the Board of Directors to the General Meeting;

(j) authorizing the acquisition of shares of the Company itself for purposes of cancellation or keeping with its treasury, complying with the applicable standards;

(k) developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members pegged to the Company's results ("**Profit-Sharing Plan**");

(l) determining the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force;

(m) setting the limit of shares to be granted under the stock option plans and share-based compensation plans of the Company previously approved by the General Meeting, when applicable;

(n) creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors, and determine their corresponding responsibilities as provided for in these Bylaws;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates, of the Company, or making any other investment by the Company in an individual or aggregate amount, over a quarter, higher than an amount in Reals equivalent to US$20,000,000 (twenty million US dollars) or higher than an amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever is greater, except in the event of investments or granting of letter of guarantees, sureties, or other guarantees in favor of direct or indirect subsidiaries of the Company, within the normal course of its business;

(p) resolving on any financial transaction involving the Company, including the granting or borrowing of loans and the issue of non-convertible and debentures in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as ascertained in the consolidated financial statements for the fiscal year prior to the corresponding transaction;

(q) resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reals equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net stockholders' equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;

(r) preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Regulation; and

(s) resolving on any change in the Company's dividend distribution policy.

Paragraph 1 – In the case of a resolution to be taken by the corporate bodies of companies controlled by the Company, or in which the Company elects members for the Board of Directors or the Board of Executive Officers, it shall be the responsibility of the Board of Directors to instruct the vote of the management members of the Company, in case of decisions taken at the general meeting, shareholders' meeting or equivalent body, or the vote of the management members elected or nominated by the Company to the management bodies of such companies, when the resolution falls under subparagraphs (o), (p) and (q) of this Article, by calculating the parameters referred to therein based on the most recent balance sheets or quarterly financial statements of the subsidiaries or investees.

Paragraph 2: The Board of Directors shall adopt a related-party transaction policy, and may establish limits, specific responsibilities, and procedures for such transactions to be approved.

Section II
Audit Committee and Other Advisory Areas to the Management

ARTICLE 18 - The Audit Committee, an advisory body bound to the Board of Directors, is composed of at least 3 (three) members, with at least 1 (one) of them being an independent director, and at least 1 (one) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caption.

Paragraph 2 – The members of the Audit Committee, in compliance with the provisions of Article 20 and Chapter V of these Bylaws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the standards of the Brazilian Securities and Exchange Commission (CVM) and the 'Novo Mercado' Regulation.

Paragraph 3 - The activities of the Audit Committee coordinator are determined in its charter, to be approved by the Board of Directors.

ARTICLE 19 - The Audit Committee members will be elected by the Board of Directors for a term of office of 2 (two) years, and their terms in office can be renewed for successive periods, in compliance with the terms of the charter of the Audit Committee.

Paragraph 1 - In the course of their terms of office, the Audit Committee members may only be replaced in the following cases:

(a) death or resignation;

(b) unjustified absence to 3 (three) consecutive meetings or to 6 (six) alternate meetings per year; or

(c) reasoned decision by the Board of Directors.

Paragraph 2 - In the event of any vacancy in the positions of member of the Audit Committee, the Board of Directors shall elect the person who will complete and finish the term of office of a replaced member.

Paragraph 3 - The Audit Committee is responsible for, among other matters:

(a) expressing its opinion on the appointment and dismissal of independent audit firms;

(b) examining and assessing the management's report, the Company's financial statements, mid-period statements and the quarterly information, making the recommendations it deems necessary to the Board of Directors;

(c) monitoring the activities of the Company's internal audit and internal controls area;

(d) evaluating and monitoring the Corporation's risk exposures;

(e) assessing, monitoring, and recommending to the management the correction or improvement of the Company's internal policies, including the related-party transaction policy;

(f) having the means to receive and handle information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures to protect the provider and the confidentiality of the information.

ARTICLE 20 - In case a Fiscal Council (aka Supervisory Board) is established pursuant to Brazilian Law 6,404/76 and Chapter V hereinbelow, the Audit Committee will keep its authority, subject to the responsibilities granted by law to the Fiscal Council.

ARTICLE 21 - The Board of Directors may create other Committees, with the composition that it may determine, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in its charters to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as the management members.

Section III
The Board of Executive Officers

ARTICLE 22 – The Board of Executive Officers shall be composed of at least two (2) and at most fourteen (14) members, shareholders or not, residing in Brazil, who will be elected and dismissed by the Board of Directors, and one (1) of them shall necessarily be appointed to the position of Chief Executive Officer, and one (1) necessarily appointed to the position of Investor Relations Officer, and all the other ones will be Vice-Presidents and Executive Officers.

Sole Paragraph - The term of office for the members of the Board of Executive Officers is 2 (two) years, with reelection being allowed.

ARTICLE 23 - The Executive Officers are responsible for performing the general functions described in these Bylaws and those assigned to them by the Board of Directors, maintaining mutual cooperation and helping each other in the performance of their functions.

Paragraph 1 - The specific duties and names of each of the Executive Officers will be determined by the Board of Directors.

Paragraph 2 - In the case of vacancy, absence, leave, impediment or temporary or permanent leave, the Executive Officers will be replaced as follows:

(a) in case of absence or temporary impediment of the Chief Executive Officer, the CEO shall appoint a person to replace him/her and, in case of vacancy, the Board of Directors shall elect a substitute within 30 (thirty) days who will finish the term of office of the replaced Chief Executive Officer;

(b) in case of absence or temporary impediment of the other Officers, they will be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors must elect a substitute within 30 (thirty) days, who will finish the term of office of the replaced Officer.

ARTICLE 24 - The Board of Executive Officers will meet when convened by the Chief Executive Officer, or even by the call of half of the acting Executive Officers.

Sole Paragraph - The quorum required to establish the Executive Board meetings is at least one third (1/3) of its acting members, and its decisions shall be made by the majority vote of those present. In case of a tie in the deliberations of matters submitted to the approval of the Board of Executive Officers, such matter shall be submitted to the Board of Directors to be approved.

ARTICLE 25 - In addition to the duties and responsibilities that may be incumbent upon the General Meeting and by the Board of Directors, the Board of Executive Officers will be responsible, without prejudice to other legal attributions, for:

(i) conducting the corporate businesses and enforcing these Bylaws;

(ii) complying with the corporate purpose;

(iii) approving the plans, programs and general standards of operation, management and control in the interest of the development of the Company, observing the guidelines determined by the Board of Directors;

(iv) preparing and submitting to the Annual General Meeting a report on the corporate business activities, supporting them with the Balance Sheet and Financial Statements legally required in each year, as well as the corresponding opinions of the Fiscal Council (aka Supervisory Board), whenever applicable;

(v) conducting all the Company's activities, enforcing the guidelines drawn up by the Board of Directors and appropriate to the achievement of its purposes;

(vi) proposing investment plans and programs to the Board of Directors;

(vii) authorizing the opening and closing of branches, agencies, warehouses and/or creating delegations, offices and representations anywhere in the domestic territory or abroad;

(viii) expressing an opinion on matters on which the Board of Directors may request specific review; and

(ix) developing together with the Board of Directors and performing the Profit-Sharing Plan.

ARTICLE 26 - The Chief Executive Officer is particularly responsible for:

(a) planning, coordinating, directing, and managing all the Company's activities, exercising executive and decision-making functions;

(b) exercising general supervision of all the Company's businesses, coordinating and guiding the activities of the other Officers;

(c) calling and establishing the meetings of the Board of Executive Officers;

(d) coordinating and conducting the approval process of the annual and multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e) suggesting designations and respective candidates for the positions of the Company's Board of Executive Officers, and submitting such suggestions to the Board of Directors' approval.

ARTICLE 27 - The other Officers are responsible to assist the Chief Executive Officer in all tasks that the latter may assign to them, to carry out activities related to the functions that have been granted to them by the Board of Directors and to perform all the acts required for the regular operation of the Company, as long as authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts that may bind the Company.

Paragraph 1- In the instruments of powers of attorney granting powers to attorneys-in-fact, the Company must be represented by 2 (two) Officers acting jointly. Powers of attorney in the name of the Company must have an expiration date, except for those for court purposes, in addition to the description of the powers granted, which may cover any and all acts, including those for banking purposes.

Paragraph 2 – For acts that imply acquisition, encumbrance or sale of assets, including real estates, as well as instruments of powers of attorney for such acts, the Company must be necessarily represented by 2 (two) Executive Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly.

Paragraph 3 - The Company will consider itself committed to an obligation when it is represented:

(a) by two (2) Officers acting jointly;

(b) by an Officer and one attorney-in-fact acting jointly, and the attorney-in-fact must be constituted under the provisions of these Bylaws;

(c) by two attorneys-in-fact acting jointly, constituted under the provisions of these Bylaws; or

(d) individually, by one attorney-in-fact or an Executive Officer, in special cases, when so stated in the corresponding power of attorney and according to the extent of the powers contained therein.

CHAPTER V
FISCAL COUNCIL (aka Supervisory Board)

ARTICLE 29 - The Company will have a non-permanent Fiscal Council (aka Supervisory Board), composed of three (3) acting members and an equal number of alternates.

Paragraph 1 - The Fiscal Council will only be established upon the request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if established, shall approve its own charter, which shall set forth the general rules for its operation, structure, organization, and activities.

Paragraph 3 - The members of the Fiscal Council will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 38.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end on December 31 of each year, when the balance sheet and the financial statements will be prepared as required by the legislation then in force.

ARTICLE 31 - The Company may, at the discretion of the Board of Executive Officers, prepare quarterly or half-yearly balance sheets.

CHAPTER VII
ALLOCATION OF PROFIT

ARTICLE 32 - Once the balance sheet has been ascertained and prepared, the following rules shall be observed as regards the distribution of net income:

(i) before any profit distribution, the accumulated losses and the provision for Income Tax will be deducted from the net income of the fiscal year;

(ii) after deducting the items detailed in paragraph (i) above, an amount will be deducted to be distributed as profit-sharing to employees and management members from the Company's results, as determined by the Board of Directors in compliance with the Profit-Sharing Plan, under the terms and limits of paragraphs "k" and "l" of Article 17 of these Bylaws;

(iii) the remaining profit will be distributed as follows:

(a) 5% (five percent) to the Legal Reserve Fund, up to the limit of twenty percent (20%) of the Company's capital stock;

(b) amounts intended to constitute a contingency reserve, if so decided by the General Meeting;

(c) twenty-five percent (25%) to pay the mandatory dividend, according to Paragraph 1 of these Bylaws hereinbelow.

(d) the profit that is not used to constitute the reserve referred to in Paragraph 2 of this Article, nor retained under the terms of Article 196 of Law no. 6.404/76, will be distributed as additional dividends.

Paragraph 1 - The mandatory dividend will be calculated and paid according to the following rules:

(a) the basis for calculating the dividend will be the net profit for the year less the amounts allocated to constitute the legal reserve and contingency reserves, plus the reversal of the contingency reserves formed in previous years;

(b) the payment of the dividend set forth by the previous paragraph may be limited to the net profit amount for the fiscal year that has been ascertained pursuant to the law, provided that such difference is recorded as a reserve of unrealized profits; and

(c) profits recorded in the unrealized profits reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend stated after such profit realization.

Paragraph 2 – A Reserve for Expansion is hereby created, which will have the purpose of ensuring resources to finance additional investments of fixed and working capital and will be formed with up to 100% of the net profit that remains after the allocations referred to in subparagraphs "a", "b", and "c" of item (iii), and the total of this reserve cannot exceed the amount of the Company's capital stock.

Paragraph 3 – The Company may distribute, authorized by the Board of Directors, interim dividends, "ad referendum" of (i.e., upon ratification by) the General Meeting.

Paragraph 4 – The Company, by resolution of the Board of Directors and *ad referendum of* (i.e., upon ratification by) the General Meeting, may pay or credit interest as equity remuneration calculated on the Shareholders' Equity accounts, subject to the rate and limits set forth by law.

ARTICLE 33 – The amount of dividends and/or interest on shareholders' equity will be made available to shareholders within a period to be resolved by the Board of Directors or General Meeting, and may be monetarily updated for inflation, as determined by the Board of Directors, in compliance with the applicable legal provisions.

CHAPTER VIII
LIQUIDATION

ARTICLE 38 - The Company will go into liquidation in the cases provided for by law, and the General Meeting will be responsible for determining the method of liquidation, electing the liquidator and the Fiscal Council (aka supervisory board) that shall operate during the liquidation, determining their remuneration.

CHAPTER IX
SALE OF SHAREHOLDING CONTROL

ARTICLE **35** - The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be performed on the condition that the acquirer of the control undertakes to carry out a public offering for the acquisition of shares having as purpose the

shares issued by the Company owned by the other shareholders, observing the conditions and terms provided for in the legislation, the regulations in force, and in the Novo Mercado Regulation, in order to ensure equal treatment to that given to the seller.

CHAPTER X
ACQUISITION OF RELEVANT EQUITY INTEREST IN THE COMPANY

ARTICLE **36** - Any person, shareholder or Group of Shareholders that acquires or becomes a holder, through a single transaction or through successive transactions ("**Acquiring Shareholder**"): (a) of a direct or indirect interest equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares; or (b) of any other rights of shareholders, including beneficial ownership or trust, over shares issued by the Company that represent a percentage equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares ("**Relevant Interest**"), must make a public offer for the acquisition of all the shares issued by the Company (i.e., a takeover, known in Portuguese as 'OPA') or request a registration with CVM and B3, as the case may be, within a maximum period of 30 (thirty) days from the date of the last transaction that resulted in achieving the level a a Relevant Interest, with the following minimum requirements, observing the provisions of the applicable CVM standards, the B3 regulations and the terms of this Article ("**takeover bid" or "OPA**"):

I. to be addressed to all shareholders of the Company without distinction to acquire all the shares issued by the Company;

II. offered price should not be less than the greater of: (i) the Economic Amount calculated and determined through an appraisal report by an expert; (ii) the highest price paid by the Acquiring Shareholder in the 12 (twelve) months preceding the achievement of a Relevant Interest; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of 120 (one hundred and twenty) sessions prior to the takeover (OPA); and

III. to be carried out in an auction to be held at B3.

Paragraph 1 - The proposed takeover offer (OPA), as described in the caption of this Article will not preclude competing offers (OPA) from other shareholders, subject to relevant regulations.

Paragraph 2 - The obligations set forth in article 254-A of Brazilian Law no. 6,404/76 and Article 35 of these Bylaws do not exclude compliance by the Acquiring Shareholder with the obligations provided for in this Article.

Paragraph 3 - The Acquiring Shareholder will be required to comply with any ordinary requests or the requirements by CVM and B3 connected to such takeover (OPA), within the maximum time terms set forth in the applicable regulation.

Paragraph 4 - The obligation to carry out a takeover (OPA) under the terms of this Article 36 does not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of

shares issued by the Company if the achieved Relevant Participation results from: (a) corporate merger or acquisition of shares involving the Company, (b) in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offering by those who have preemptive rights or, in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offer, due to the fact that the amount was not fully subscribed by those who have the preemptive right or who did not have a sufficient number of interested parties in the corresponding distribution; and (c) in the case of public offerings for the distribution of shares (including public offers with restricted placement efforts).

Paragraph 5 - For the purposes of calculating the percentage of Relevant Interest, the involuntary increases in shareholding resulting from the cancellation of treasury shares, the repurchase of shares or the reduction of the Company's capital stock with the cancellation of shares will not be counted.

Paragraph 6 - For the purposes of the provisions of this Article 36, the following terms shall have the meanings defined as follows:

"**Group of Shareholders**" means the group of people: (i) bound by a voting agreement (including, without limitation, any individual, company or organization, investment fund, joint ownership, securities portfolio, universality of rights, or other form of organization that is residing, domiciled or headquartered in Brazil or abroad), either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a controlling relationship; or (iii) under common control; or (iv) that act representing a common interest. Examples of individuals or organizations representing a common interest include: (a) a person holding, directly or indirectly, a, equity interest equal to or greater than 15% (fifteen percent) of the other person's share capital; and (b) two people who have a third investor in common who owns, directly or indirectly, an equity interest equal to or greater than 15% (fifteen percent) of the capital of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint ownerships, cooperatives, consortia, securities portfolios, universalities of rights, or any other forms of organization or enterprise, constituted in Brazil or abroad, will be considered part of the same Group of Shareholders, whenever two or more among such entities are: (c) managed or administered by the same organization or by parties related to the same organization; or if (d) they have the majority of their management members in common, being certain that, in the case of investment funds with a common management member, it will be deemed as making part of a Group of Shareholders only those whose decision on the exercise of votes at General Meetings, in the terms of the corresponding regulations, is the responsibility of the management member, on a discretionary basis.

"**Economic Value**" means the value of the Company and its shares that will be determined by a first-tier financial institution with operations in Brazil, using the discounted cash flow method.

ARTICLE 37 – The OPA takeover bid referred to in Article 36 above may be waived by the General Meeting subject to the terms below.

Paragraph 1 - The General Meeting must be established on first call with the presence of shareholders representing at least two thirds (2/3) of the total outstanding shares.

Paragraph 2 - If the quorum of Paragraph 1 is not reached, the General Meeting may be established on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The decision on the waiver of the public offering of shares must take place by the majority of the votes of the shareholders holding outstanding shares present at the General Meeting, excluding the votes of the Acquiring Shareholder.

CHAPTER XI
FINAL PROVISIONS

ARTICLE 38 The Company, its shareholders, management members, and members of the Fiscal Council, both acting and deputy members, if any, hereby undertake to settle through arbitration, at the Market Arbitration Chamber ("*Câmara de Arbitragem do Mercado*"), according to its regulation, any dispute that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Fiscal Council (advisory board), especially those arising from the provisions set forth in Law No. 6,385 of Dec. 7, 1976, Law No. 6,404/1976, the Company's Bylaws, the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission (CVM), as well as other standards applicable to the operation of the securities exchange market in general, in addition to those contained in the 'Novo Mercado' Regulation, other B3 regulations, and the Novo Mercado Listing Agreement.

ARTICLE 39 – The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal council members and other employees who hold the position or management function in the Company, in the event of any damage or loss actually suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer holds the position or function for which he was elected or exercised in the Company and/or any of its subsidiaries or affiliates ("**Beneficiaries**").

Paragraph 1 - The indemnity will only be due after use and only in addition to any civil liability insurance coverage granted by the Company and/or any of its subsidiaries or affiliates ("**D&O Insurance**"). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and subject to the limits provided for in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("**Indemnity Agreement**").

Paragraph 2 - The Indemnity Agreement may provide for exceptional situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is triggered before the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations provided for in the Indemnity Agreement, the following acts will not be indemnified: acts performed outside the exercise of the Beneficiaries' duties, in disagreement with the applicable legislation, regulations, or administrative decisions, the bylaws

and policies and legal standards, practiced outside the normal course of business, with bad faith, willful misconduct, serious guilt or fraud, in their own interest or in the interest of third parties or to the detriment of the company. If any Beneficiary is convicted, whether by a final court decision, or a final decision of any regulator or government agency that has due jurisdiction on the matter, by virtue of an act not subject to indemnification, such Beneficiary must reimburse the Company for all costs and expenses that have been effectively paid by the Company, or, as the case may be, may have been advanced to the Beneficiary as a result of the obligation assumed pursuant to the caption of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 The provisions of the indemnity detailed in this article will ensure independent decision-making and ensure the Company's best interests. Such provisions shall be specified in the Indemnity Agreement, subject to Board of Directors approval, and executed between the Company and each beneficiary.

ARTICLE 40 - The amounts in US dollars mentioned in these Bylaws shall be used only as a reference basis for monetary restatement and shall be converted into Brazilian Real at the closing selling exchange rate for US dollars as disclosed by the Central Bank of Brazil.

ARTICLE 41 - Omitted cases will be settled pursuant to the legislation and regulations in force, including the Novo Mercado Regulation.

***